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04030664

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REGISTRANT'S NAME   *Power Corp. of Canada*

*CURRENT ADDRESS

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

**FORMER NAME

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FILE NO. 82- *137*   FISCAL YEAR *12-31-03*

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DATE : 6/15/04

82731



Annual Report 2003   POWER CORPORATION OF CANADA

FINANCIAL HIGHLIGHTS   For the years ended December 31

	(in millions of dollars, except per share information)	
	2003	2002
Total revenue	**15,747**	19,000
Net earnings	**1,268**	645
Operating earnings per participating share	**3.52**	3.07
Net earnings per participating share	**5.57**	2.81
Dividends paid per participating share	**0.9375**	0.79375
Consolidated assets	**107,723**	70,136
Consolidated assets and assets under administration	**244,096**	174,632
Shareholders' equity	**6,042**	5,387
Book value per participating share	**24.81**	21.76
Participating shares outstanding (in millions)	**221.4**	222.1

The Corporation uses operating earnings as a performance measure in analysing its financial performance.
For a discussion of the Corporation's use of non-GAAP financial measures, please refer to Management's
Discussion and Analysis of Operating Results contained in this Annual Report.

CONTENTS

Profile	2
Group Organization Chart	3
Directors' Report to Shareholders	4
Management's Discussion and Analysis of Operating Results	8
Financial Statements	49
Notes to Financial Statements	52
Auditors' Report	79
Five-Year Financial Statistics	80
Officers, Board of Directors and International Advisory Council	82

Si vous préférez recevoir ce rapport annuel en français,
veuillez vous adresser au secrétaire,

Power Corporation du Canada
751, square Victoria, Montréal (Québec) Canada H2Y 2J3 ou
bureau 2600, Richardson Building, 1 Lombard Place,
Winnipeg (Manitoba) Canada R3B 0X5

Power Corporation of Canada is a diversified management and holding company.

Power Corporation holds the controlling interest in **Power Financial Corporation,** which in turn controls Great-West Lifeco Inc. and Investors Group Inc. Power Financial and the Frère group each hold a 50 per cent interest in Parjointco N.V., which controls Pargesa Holding S.A. Power Corporation also holds a 100 per cent interest in Gesca Ltée and Power Technology Investment Corporation.

Great-West Lifeco Inc. holds a 100 per cent interest in The Great-West Life Assurance Company (Great-West Life) and in Great-West Life & Annuity Insurance Company. Great-West Life holds a 100 per cent interest in London Insurance Group Inc., which in turn owns a 100 per cent interest in London Life Insurance Company. Great West Life also has 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $159 billion.

The Great-West Life Assurance Company is a leading insurer in Canada, offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life Insurance Company and The Canada Life Assurance Company, Great-West Life serves the financial security needs of more than 12 million Canadians.

London Life Insurance Company offers financial security advice through its *Freedom 55 Financial*™ Division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

The Canada Life Assurance Company provides insurance and wealth management products and services through its network of offices to millions of clients and policyholders worldwide.

Great-West Life & Annuity Insurance Company operates in the United States of America, providing a full range of healthcare, life and disability insurance, annuities, and retirement savings products and services.

Investors Group Inc., together with Mackenzie Financial Corporation, is Canada's largest mutual fund organization with over $75 billion in mutual fund assets under management.

With close to one million clients and $41 billion in mutual fund assets under management, Investors Group holds a strong leadership position in the financial services industry. Through Investors Group's own network of over 3,200 consultants nationwide, clients receive comprehensive investment, retirement, tax- and estate-planning advice and service, and a full range of investments through Investors *Masterseries*™ and third-party advised funds, together with a broad selection of insurance, banking, mortgage and securities products and services.

Mackenzie Financial Corporation is a multifaceted investment management and financial services corporation with $38.3 billion in assets under management and administration and more than one million client accounts. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada. Mackenzie also offers a family of mutual and segregated funds, provides trustee, administrative and securities services, and offers a wide variety of deposit and lending products.

The Pargesa group holds significant positions in four large companies based in Europe. These companies operate in strategic industries, including media and entertainment, energy, water, waste services, and specialty minerals.

Gesca Ltée holds a 100 per cent interest in the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario.

Power Technology Investment Corporation is a wholly owned subsidiary of Power Corporation, which invests in the technology sector.



Above percentages denote participating equity interest as at December 31, 2003.
(1) Through its wholly owned subsidiary Power Financial Europe B.V.,
    Power Financial Corporation held a 50 per cent interest in Parjointco N.V.
    Parjointco held a voting interest of 61.4 per cent and an equity interest
    of 54.4 per cent in Pargesa Holding S.A.
(2) 65 per cent direct and indirect voting interest

Power Corporation of Canada's operating earnings for the year ended December 31, 2003 were $812 million or $3.52 per participating share, compared with $703 million or $3.07 per share in 2002, an increase of 14.7 per cent. The contribution from the Corporation's subsidiaries amounted to $801 million in 2003, compared with $696 million in 2002, an increase of 15 per cent. This reflects primarily strong growth in operating earnings at Power Financial.

Other income amounted to $456 million or $2.05 per share in 2003, compared with a charge of $58 million or $0.26 per share in 2002. Other income for 2003 includes primarily a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco Inc.

Power Corporation's net earnings, which include operating earnings and other income, were $1,268 million or $5.57 per share in 2003, compared with $645 million or $2.81 per share in 2002.

Dividends

Dividends paid in 2003 on the Corporation's Participating Preferred and Subordinate Voting Shares rose to 93.75 cents per share, compared with 79.38 cents per share in 2002, an increase of 18 per cent. Dividends were also increased during the year at Power Financial Corporation, Great-West Lifeco Inc., Investors Group Inc. and Pargesa Holding S.A.

Group Companies' Results

Power Financial Corporation

Power Financial Corporation's operating earnings for the year ended December 31, 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share for the same period in 2002. This represents a 15.5 per cent increase on a per share basis.

The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This is primarily due to an increase in the contribution from Great-West Lifeco and Investors Group. The contribution from Parjointco to operating earnings was $88 million.

Power Financial's other income amounted to $762 million or $2.19 per share in 2003. Other income for 2003 included primarily a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco. Other income in 2002 consisted of a charge of $86 million or $0.25 per share, representing the impact of non-operating items within the Pargesa group.

Net earnings including other income for 2003 were $2,023 million or $5.62 per share, compared with $988 million or $2.72 per share in 2002.

Great-West Lifeco Inc.

Great-West Lifeco reported significant further growth in 2003, reflecting improved operating results and the acquisition of Canada Life Financial Corporation, discussed later in this report. For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring charges, was $1,215 million, an increase of 31 per cent, compared with $931 million for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million for the twelve months of 2003. The results of Canada Life Financial Corporation are included from July 10, 2003.

Great-West Lifeco's return on common equity, excluding restructuring costs, was 20.7 per cent for the year 2003, among the highest for a Canadian financial services company.

Canada/Europe consolidated net earnings of Great-West Lifeco, attributable to common shareholders, for the twelve months ended December 31, 2003

increased 43 per cent to $629 million, compared with $441 million at December 31, 2002.

The increase was due to both strong operating earnings from Great-West Life and London Life, as well as the inclusion of Canada/Europe results for Canada Life Financial Corporation from the date of acquisition – July 10, 2003 – that represented earnings of approximately $124 million, net of related financing costs.

In the United States, Great-West Life & Annuity Insurance Company's consolidated net earnings for 2003 increased 21 per cent to $593 million, from $490 million in the previous year.

The increase was primarily related to favourable results in Great-West *Healthcare*[SM] and Financial Services for Great-West Life & Annuity Insurance Company, as well as the inclusion of the United States operations of Canada Life Financial Corporation from the date of acquisition – July 10, 2003 – which represented approximately $45 million.

Investors Group Inc. and
Mackenzie Financial Corporation
Net income attributable to common shareholders reported by Investors Group for the year ended December 31, 2003, excluding the reversal of restructuring costs of $15.6 million after tax related to the Mackenzie acquisition, the non-cash income tax charge of $24.8 million related to the impact of increases in Ontario income tax rates on the future income tax liability related to indefinite life intangible assets and a dilution gain of $14.8 million recorded in the third quarter resulting from the reduction in the company's percentage ownership of Great-West Lifeco Inc., related to Great-West Life's acquisition of Canada Life, was $534 million, compared with $491 million in 2002.

Net income attributable to common shareholders for the year ended December 31, 2003, including the reversal of restructuring costs, the non-cash income tax charge and the dilution gain noted above, was $539 million.

Investors Group's gross revenues for the year ended December 31, 2003 were $1,874 million, compared with $1,940 million last year. Operating expenses were $1,030 million for the twelve months in 2003, compared with $1,112 million in 2002.

Mutual fund assets under management at the end of the year totalled $75 billion, compared with $68 billion at December 31, 2002.

Investors Group's return on average common equity for 2003 was 18.9 per cent, compared with 19.2 per cent in 2002, excluding the restructuring reversal, special income tax charge and dilution gain.

Mutual fund sales through Investors Group's own consultant network were $4.0 billion, compared with $4.9 billion in 2002. Net redemptions were $839 million, compared with $109 million in the previous year.

Mackenzie's Canadian operations reported mutual fund sales of $5.3 billion, compared with $6.0 billion in the prior year. Mutual fund net redemptions were $69 million, compared with net sales of $288 million in 2002.



Book Value per Share
(in dollars)

24.81
21.76
19.38
16.91
14.64

99 00 01 02 03



Earnings per Share before Amortization of Goodwill and Non-Recurring Items
(in dollars)

3.52
3.07
2.87
2.50
1.92

99 00 01 02 03

Pargesa Holding S.A.

Power Financial, together with the Frère group, holds a 54.4 per cent equity interest in Pargesa Holding S.A. In 2003, Power Financial's share of net operating earnings of this European affiliate was $88 million, as compared with $80 million in 2002.

The financial results and operations of Great-West Life, Investors Group and Pargesa are discussed at greater length in the section of this report entitled *Management's Discussion and Analysis of Operating Results.*

Group Developments

Financial Services

On February 17, 2003, Great-West Lifeco announced it had entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life Financial. The Board of Directors of Canada Life Financial agreed to recommend that Canada Life Financial shareholders approve the transaction, valued at $44.50 per Canada Life Financial common share, representing an aggregate transaction value of $7.2 billion at the time of the announcement. The transaction, a capital reorganization, was approved by 99.4 per cent of the Canada Life Financial shareholders and closed on July 10, 2003, following the receipt of regulatory approvals.

To support the transaction, Power Financial invested $800 million to purchase 21,302,523 common shares of Great-West Lifeco from treasury through a private placement. Investors Group also invested $100 million in the transaction by purchasing 2,662,690 Great-West Lifeco common shares from treasury. Between mid-April and July, a wholly owned subsidiary of Power Financial purchased common shares of Great-West Lifeco and Canada Life Financial on the open market. The shares of Canada Life Financial were subsequently tendered into the acquisition, with the result that the subsidiary received common and preferred shares of Great-West Lifeco, as well as cash. Power Financial now holds, directly and

indirectly, a 72.9 per cent effective economic interest in Great-West Lifeco.

Technology and Communications

Power Technology Investment Corporation (PTIC) was created to expose Power Corporation to technology opportunities through direct investments in operating companies and indirect investments such as technology funds, which are based primarily in the U.S. In September of 2003, Neurochem Inc., a biotechnology company in which PTIC has an interest, successfully completed an $85 million public offering and was simultaneously listed on the NASDAQ exchange. PTIC continues to hold an indirect interest of approximately 15 per cent on a fully diluted basis. Neurochem is focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammation. The development and commercialization of its innovative therapeutics is encouraging and is progressing as planned.

La Presse Ltée is a wholly owned subsidiary of Gesca Ltée, which itself is a wholly owned subsidiary of Power Corporation, specializing in newspaper publishing. In 2002, La Presse announced that it had entered into an agreement for the printing of the daily newspaper *La Presse* and related publications. On October 6, 2003, the first copies of *La Presse* printed under the revised printing arrangement rolled off the presses. Under this arrangement, print quality and graphic presentation of the newspaper have improved dramatically and, in addition, content has been substantially enriched. This new presentation has been well received by readers and advertisers alike.

Asia

In Asia, CITIC Pacific (CP) suffered a setback from the emergence of SARS, particularly in connection with its activities in Hong Kong, while its investments in China largely remained strong. CP's Hong Kong assets have since returned to their previous levels and, with a strong balance sheet, it has refocused investments towards the People's Republic of China primarily in

the energy and specialty steel sectors. CP has also maintained its dividend policy, which continues to provide an attractive yield.

Board of Directors

Mr. Jean Peyrelevade of Paris, France, resigned from the Board of Directors early in 2004. Mr. Peyrelevade became a director in May 1994 and made an important contribution to the success of the Corporation over the intervening ten years. His fellow Directors wish to thank him for the wise counsel which he brought to the deliberations of the Board during a period of consolidation and dramatic growth.

Outlook

Your Directors and management strive to provide solid long-term value for shareholders of Power and its constituent group companies.

The acquisition of Canada Life by Great-West in 2003 was an important step toward achieving the goals shared by our group financial services companies: to increase our distribution reach by adding new distribution channels; to lower "manufacturing" costs by combining operations and books of business; to focus on the sale and distribution of value-added products with above-average growth potential; and to strengthen our base in Canada while adding significantly to our international earnings.

Consolidation has been underway for several years in Canada's financial services sector. Your Corporation has played a leading role, making three acquisitions in less than six years for $14.5 billion. As a result, Investors Group is the largest in its field by a wide margin, and Great-West Life is the sixth largest North American life insurance company by market capitalization.

Great-West Life, London Life, Canada Life, Investors Group and Mackenzie Financial comprise the leading network for the delivery of financial products and services in Canada. Great-West Life is a leading life and health insurer and, together with its subsidiaries, London Life and Canada Life, serves the financial security needs of more than twelve million Canadians. Investors Group and Mackenzie Financial together comprise Canada's largest manager and distributor of mutual funds with over two million clients. In the United States, Great-West Life & Annuity is focused on providing a broad range of health coverage, insurance and retirement savings products and services to selected markets. And in Europe, the Pargesa group includes interests in four prominent operating companies with well-established franchises and prospects for continued growth.

Your Directors wish to express gratitude on behalf of the shareholders for the important contribution of the employees of Power Corporation and its associated companies to the very successful results that have been achieved in the year 2003.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer

André Desmarais
President and Co-Chief Executive Officer

April 2, 2004

This section of the annual report is a discussion and analysis of Power Corporation of Canada's
(Power Corporation or the Corporation) financial condition, results of operations and cash flows for the year
ended December 31, 2003. Additional information relating to Power Corporation may be found on SEDAR at
www.sedar.com. The 2004 Annual Information Form will be available in May.

April 2, 2004

	Page
Power Corporation of Canada	9
Power Financial Corporation	18
Great-West Lifeco Inc.	24
Investors Group Inc.	32
The Pargesa Group	41
Selected Annual Information and Summary of Quarterly Results	46

Forward-looking statements
This report may include forward-looking statements about objectives, strategies and expected financial results.
These statements are inherently subject to risks and uncertainties beyond the Corporation's control including,
but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere,
technological developments and competition. These and other factors may cause the Corporation's actual
performance to differ materially from that contemplated by forward-looking statements, and the reader is
therefore cautioned not to place undue reliance on these statements.

Overview

Power Corporation of Canada is a holding company whose principal asset is a 67.1 per cent interest in Power Financial Corporation (Power Financial).

Power Financial holds substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), which was acquired in July 2003. In the United States, it operates through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life. All these operating companies are direct or indirect wholly owned subsidiaries of Lifeco.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of financial security advisors, through independent brokers, and through marketing agreements with other financial institutions.

Internationally, insurance and wealth management products and services are offered through Canada Life subsidiaries, mainly in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Great-West Life provides reinsurance through Canada Life and its subsidiaries, and through London Reinsurance Group (LRG), primarily in Canada, the United States and European niche markets.

As at December 31, 2003, Power Financial and Investors Group held, respectively, 70.4 per cent and 4.2 per cent of Lifeco's common equity, representing 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Investors Group Inc. is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed assets products. The company's two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of over 3,200 consultants nationwide, provides personal financial solutions to close to one million Canadians. Clients receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. At December 31, 2003, Mackenzie had more than $38 billion in assets under management and administration and more than one million clients. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

As at December 31, 2003, Power Financial and Great-West Life held 56.0 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

The Pargesa group has substantial holdings in a selected number of major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial, through its wholly owned subsidiary Power Financial Europe B.V., and the Frère group each hold a 50 per cent interest in Parjointco N.V., which at the end of 2003 held a 54.4 per cent equity interest in Pargesa, representing 61.4 per cent of the voting rights of the company. Pargesa is a public company and more information can be found in its annual report.

Through its wholly owned subsidiary, **Gesca Ltée (Gesca)**, Power Corporation has an interest in the communications sector in Canada. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, among which *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. As part of this strategy, Gesca launched the new format of *La Presse* in October 2003, offering improved and more comprehensive content, retooled graphics and a printing process at the leading edge of technology. On April 29, 2003, *Éditions Gesca* acquired *Collection Choisir*, the leading editor of French-language guides, magazines and Web sites in Canada related to employment, professional training and the field of careers and professions. The

content of *Collection Choisir* will be grouped with Gesca's other assets in the same content vertical, such as the corresponding sections of the daily newspapers, www.lapresseaffaires.com, and Workopolis, Canada's leading provider of recruitment and job search solutions in which Gesca owns a 20 per cent interest.

Power Corporation also owns 100 per cent of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. Investments made to date include an approximate 15 per cent interest on a fully diluted basis in Neurochem Inc., a public company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and an 18.3 per cent interest in Adaltis Inc., a private company that develops, manufactures and markets laboratory products for the diagnosis of human diseases. PTIC also holds interests in various U.S.-based technology funds, as well as a minority ownership in several companies.

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in **CITIC Pacific Ltd.** CITIC Pacific focuses on providing base infrastructure power generation, civil infrastructure, communications and aviation in Hong Kong and the mainland of China. Marketing and distributing motor and consumer products complements these businesses as does property investment and management.

Over the years, the Corporation has invested directly or through wholly owned subsidiaries in a selected number of investment funds. In 2001, Power Corporation committed to invest up to €100 million in a new private equity fund, **Sagard** FCPR (formerly PEP). The Corporation holds 100 per cent of the Paris-based management company of the fund. Groupe Bruxelles Lambert (GBL), a subsidiary of Pargesa, has committed to invest up to €50 million in the fund.

Power Financial, Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2003 annual report in April 2004. Copies of these annual reports are available from the Secretary of each of these companies or from the Secretary of Power Corporation. Power Financial, Lifeco, Great-West Life, London Life and Investors Group are reporting issuers under Canadian securities legislation and accordingly file their financial statements, related management's discussion and analysis, and other disclosure documents on www.sedar.com. Pargesa is a publicly traded company in Switzerland and publishes its financial results in accordance with Swiss legal requirements.

Major Developments

The major development affecting the Corporation in 2003 was the acquisition on July 10 by Lifeco of Canada Life Financial Corporation (CLFC), the parent company of Canada Life. Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, Great-West Life. CLFC is now a subsidiary of Great-West Life.

The consideration paid by Lifeco for the acquisition consisted of cash, and common and preferred shares of Lifeco.

In support of the transaction, on July 10, 2003 Power Financial and Investors Group invested $800 million and $100 million, respectively, in treasury common shares of Lifeco through private placements. Prior to the transaction, Power Financial also purchased common shares of Lifeco and CLFC on the open market. The shares of CLFC were subsequently tendered into the acquisition, and Power Financial received common shares and preferred shares of Lifeco, as well as cash. At the end of December 2003, Power Financial's and Investors Group's equity interests in Lifeco stood at 70.4 per cent and 4.2 per cent, respectively, as already mentioned, compared with 78.5 per cent and 4.4 per cent, respectively, at the end of 2002. This decrease in ownership interest in Lifeco generated a significant dilution gain for Power Financial, as explained further in this report.

Results of Power Corporation of Canada

General
This section is an overview of the results of Power Corporation of Canada. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Corporation's management, as in previous years. In these condensed statements, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on the Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

Presentation of results – non-GAAP financial measures
In analysing the financial results of the Corporation, net earnings are, as in previous years, subdivided into the following components:

- operating earnings; and

- other sources of earnings, referred to in this section as other income.

Management uses these performance measures in its analysis of the ongoing financial performance of the Corporation and believes that such a presentation, which has been used for many years, provides addi-

tional meaningful information to the readers in their analysis of the Corporation's results. "Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the year-over-year comparison of results from operations difficult, including the Corporation's share of other income and specific items of its subsidiaries.

Operating earnings and operating earnings per share, as described above, are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided further in this section a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

Inclusion of Pargesa's results
Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill.

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flowthrough) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of nonoperating income of Pargesa, adjusted, if necessary, as described above, is included as part of "other income" in Power Financial's financial statements.

Earnings Summary

Operating Earnings
Operating earnings of Power Corporation were $812 million or $3.52 per share in 2003, compared with $703 million or $3.07 per share in 2002. This represents a 14.7 per cent increase on a per share basis.

Share of operating earnings from subsidiaries
The contribution from the Corporation's subsidiaries to operating earnings amounted to $801 million in 2003, compared with $696 million in 2002, an increase of $105 million or 15 per cent. This reflects primarily

strong growth in operating earnings at Power Financial, which increased by $187 million in 2003, or 15.5 per cent on a per share basis, reflecting primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco. Growth in the contribution from Lifeco resulted in particular from an increase in earnings per share of that subsidiary (before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life), and from the additional contribution provided by the shares of Lifeco acquired by Power Financial in 2003.

Readers are referred to the subsections on Power Financial, Lifeco, Investors Group and Pargesa for further discussion of the operating results of these entities.

Results from corporate activities represent the contribution of Power Corporation to operating earnings, and include income from investments, operating expenses, depreciation and income taxes. Dividends on preferred shares are also included for the purpose of calculating operating earnings per share.

In 2003, results from corporate activities were $11 million, compared with $7 million in 2002. The figure for 2003 includes $18 million before tax, representing the special dividend of HK$1.00 per share paid by CITIC Pacific in addition to its regular dividend, and the reversal of income tax reserves. In 2002, results from corporate activities included $26 million after tax of net gains on sale of securities, primarily resulting from gains received at maturity of hedges implemented in previous years.

Preferred share dividends amounted to $30 million in 2003, compared with $22 million in 2002, reflecting the impact of the issue of Series C First Preferred Shares in December 2002.

Other Income
Other income amounted to $456 million or $2.05 per share in 2003, compared with a charge of $58 million or $0.26 per share in 2002.

Condensed Supplementary Statements of Earnings

December 31 (in millions of dollars, except per share amounts)	2003 Total[1]	Per share	2002 Total[1]	Per share	Change
Contribution from subsidiaries to operating earnings	801		696		
Results from corporate activities	11		7		
Operating earnings	812	3.52	703	3.07	14.7%
Other income	456	2.05	(58)	(0.26)	
Net earnings	1,268	5.57	645	2.81	

[1] Before dividends on preferred shares, which amounted to $29 million in 2003 ($22 million in 2002).

In 2003, other income consisted of:

- Power Corporation's share of other income recorded by Power Financial, for $511 million. Power Financial recorded in 2003 a significant dilution gain in connection with the acquisition of CLFC by Lifeco, as well as other items. For more details, readers are referred to the section on Power Financial.

- other items, for a net negative amount of $55 million, including the impact of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by Power Financial, as previously

disclosed in the interim report for the third quarter of 2003.

In 2002, other income consisted primarily of the Corporation's indirect share, through Power Financial, of non-operating items recorded within the Pargesa group, in particular by Bertelsmann.

Net Earnings

Net earnings, which include operating earnings and other income, were $1,268 million or $5.57 per share in 2003, compared with $645 million or $2.81 per share in 2002.

Reconciliation with Financial Statements

For the year ended December 31, 2003 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	2,698		2,698
Share of earnings of affiliates	86		86
Earnings before other income, income taxes and non-controlling interests	2,784		2,784
Other income		725	725
Earnings before income taxes and non-controlling interests	2,784	725	3,509
Income taxes	817	20	837
Non-controlling interests	1,155	249	1,404
Net earnings	812	456	1,268
Preferred share dividends	(30)		(30)
Attributable to participating shareholders	782	456	1,238
Per share	3.52	2.05	5.57

For the year ended December 31, 2002 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	2,228		2,228
Share of earnings of affiliates	80		80
Earnings before other income, income taxes and non-controlling interests	2,308		2,308
Other income		(86)	(86)
Earnings before income taxes and non-controlling interests	2,308	(86)	2,222
Income taxes	764		764
Non-controlling interests	841	(28)	813
Net earnings	703	(58)	645
Preferred share dividends	(22)		(22)
Attributable to participating shareholders	681	(58)	623
Per share	3.07	(0.26)	2.81

POWER CORPORATION OF CANADA

Financial Position, Liquidity and Capital Resources

Condensed Supplementary Balance Sheet

(in millions of dollars)	Consolidated basis 2003	2002	Equity basis [2] 2003	2002
Cash and cash equivalents	4,159	3,001	513	540
Investments	81,902	51,939	5,460	4,764
Other assets	21,662	15,196	245	223
Total	107,723	70,136	6,218	5,527
Actuarial liabilities	66,999	44,508		
Other liabilities	19,922	10,287	176	140
Long-term debt	4,289	2,393		
	91,210	57,188	176	140
Non-controlling interests	10,471	7,561		
Shareholders' equity				
Non-participating shares	549	553	549	553
Participating shares [1]	5,493	4,834	5,493	4,834
Total	107,723	70,136	6,218	5,527
Consolidated assets and assets under administration	244,096	174,632		

[1] Includes participating preferred shares and subordinate voting shares.
[2] Condensed supplementary balance sheet with Power Financial, Gesca and PTIC accounted for using the equity method.

Consolidated basis
The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets for $5 billion.

Long-term debt increased from $2,393 million to $4,289 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco as well as by Power Financial, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in its subsidiary.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie Financial, were $75 billion in 2003 and $68 billion in 2002.

For more details about Power Financial's, Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A as well as to the notes to the Corporation's financial statements.

Equity basis
Under this presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $513 million at the end of 2003, compared with $540 million at the end of 2002.

In the course of managing its own cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency hedging transactions from time to time with highly rated financial institutions. At December 31, 2003, 92 per cent of the $513 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments include the carrying value of the Corporation's holdings in Power Financial, Gesca and PTIC, and the carrying value of its portfolio of investment funds and securities.

The carrying value of the Corporation's investments in Power Financial, Gesca and PTIC increased to $4,773 million at the end of 2003, from $4,086 million at the end of 2002. This increase primarily reflects:

(i) Power Corporation's share of net earnings from its subsidiaries, net of dividends received; and

(ii) the negative net variation in foreign currency translation adjustments, related principally to the Corporation's indirect investments, through Power Financial, in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rate were 9 and 18 per cent lower, respectively, than at the end of 2002.

Other investments amounted to $686 million at the end of 2003, compared with $678 million a year earlier. The carrying value of the portfolio of marketable securities was $434 million (2002 – $434 million) and was primarily composed, as in 2002, of the carrying value of the 4.6 per cent interest held in CITIC Pacific. The carrying value of investment funds was $215 million at the end of 2003 (2002 – $203 million); this figure does not include outstanding commitments to make future capital contributions if and when required, for an aggregate maximum amount of $254 million, including $152 million for Sagard FCPR.

Cash flows

Consolidated cash flows
On a consolidated basis, cash and cash equivalents increased from $3,001 million to $4,159 million in 2003.

Cash flows from operating activities in 2003 reflect, in particular, the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this includes

- proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B,

- proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments of $128 million, and redemption of preferred shares for $102 million,

- proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments of $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

Corporate cash flows
Corporate cash flows represent cash flows of Power Corporation when Power Financial, Gesca and PTIC are accounted for on an equity basis.

Power Corporation is a holding company. As such, corporate cash flow from operations is principally made of dividends received from its subsidiaries and income from investments, less operating expenses, interest expense and income taxes. A significant component of corporate cash flow is made of dividends received from Power Financial, which is also a holding company. For more details about Power Financial's corporate cash flows, readers are referred to the corresponding section of this analysis.

In 2003, dividends declared on the Corporation's participating shares amounted to $0.9375, compared with $0.79375 per share in 2002, an increase of 18 per cent. This reflects in particular the increase in dividends

Consolidated Cash Flows

For the years ended December 31 (in millions of dollars)	2003	2002
Cash flow from operating activities	2,624	1,786
Cash flow from financing activities	736	(772)
Cash flow from investing activities	(2,202)	(603)
Increase in cash and cash equivalents	1,158	411
Cash and cash equivalents, beginning of year	3,001	2,590
Cash and cash equivalents, end of year	4,159	3,001

declared by Power Financial on its common shares, which amounted to $1.205 in 2003, compared with $1.0400 in 2002.

Shareholders' equity

Shareholders' equity at the end of 2003 was $6,042 million, compared with $5,387 million at the end of 2002. Excluding non-participating shares, participating shareholders' equity amounted to $5,493 million at year-end 2003, compared with $4,834 million a year earlier.

Non-participating shares are the four series of First Preferred Shares with an aggregate amount of $549 million at the end of 2003, of which $500 million is non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $49 million at year-end, have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. For more details about the preferred shares issued by the Corporation, readers are referred to Note 12 to the financial statements.

The increase in participating shareholders' equity is primarily due to:

- an increase of $967 million in retained earnings;

- a $312 million net negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments, through Power Financial, in GWL&A and in Pargesa, net of the impact of the cross-currency swap related to Power Financial's $150 million debentures.

Book value per participating share was $24.81 at the end of 2003, compared with $21.76 a year earlier. In 2003, the Corporation:

- issued 551,098 Subordinate Voting Shares (2002 – 1,022,600) under the terms of the Executive Stock Option Plan, resulting in an increase in stated capital of $6 million (2002 – $9 million); and
- purchased and cancelled 1,325,200 Subordinate Voting Shares for an aggregate amount of

$59 million, pursuant to its Normal Course Issuer Bid (2002 – nil).

Ratings of the Corporation

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Corporation upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, and assigned a corporate rating of A with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". The counterparty credit rating of Power Corporation is A and the outlook is negative.

Readers are referred to the respective sections concerning Power Financial, Lifeco and Investors Group for more information on the ratings of these companies.

New Accounting Policies

Costs associated with exit and disposal activities

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 – Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 – Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. Please refer to Note 16 for the impact of this standard on the financial statements of the Corporation.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and

Ratings of the Corporation

As of December 31, 2003	Dominion Bond Rating Service	Standard & Poor's Ratings Service [1]
Corporate rating/counterparty credit rating	A	A
Preferred shares – cumulative	Pfd-2	Canadian scale P-2 (high) Global scale BBB+
– non-cumulative	Pfd-2 n	Canadian scale P-2 (high) Global scale BBB+

[1] Ratings are on a negative outlook.

related judgments underlying the Corporation's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Corporation's businesses and operations.

(The Corporation's general policies are described in detail in Note 1 of the Consolidated Financial Statements.)

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

(Additional details regarding these adjustments and estimations can be found in Note 8 of the Consolidated Financial Statements.)

Income taxes – The Corporation has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefits. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

(These estimates are discussed in Note 17 of the Consolidated Financial Statements.)

Future Accounting Changes

Stock-based compensation and other stock-based payments
Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously, the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based

transactions with employees. On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

Hedging relationships
Accounting Guideline 13 – Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of income. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges, even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004 and has determined that the impact of adopting the new recommendation will not be material.

Off-Balance Sheet Arrangements
The following should be read in conjunction with the notes to the financial statements.

Derivative financial instruments
In the course of their activities the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market makers in such derivatives.

Transactions using derivative products may be implemented for hedging purposes, for asset/liability, interest rate, equity market price or foreign currency exchange management, or to synthetically replicate an investment for those situations where it is deemed to be more effective from a cost and flexibility perspective to do so, as compared to directly investing in a particular type of investment.

The Corporation and its subsidiaries have each established strict operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring of the hedging relationship.

POWER CORPORATION OF CANADA

The use of derivatives is monitored and reviewed on a regular basis by senior management of these companies.

Derivative financial instruments used by the Corporation and its subsidiaries include in particular:

- interest-rate swaps and swaptions;
- equity index swaps and futures;
- forward sales contracts;
- equity options;
- currency options;
- cross-currency swaps;
- foreign exchange forward contracts; and
- credit derivatives.

As at December 31, 2003, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $10,354 million (2002 – $8,471 million), with a maximum credit risk and a total fair value of $473 million and $285 million, respectively, (2002 – $133 million and $(93) million). Maximum credit risk represents the current market value of the instruments which were in a gain position only; total fair value represents the total net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Note 1 to the financial statements for more details on the type of derivative financial instruments used by the Corporation and the related hedging strategies.

Securitizations

In the ordinary course of business, Investors Group enters into securitization transactions which serve as a source of funding for a variety of lending transactions. More specifically, Investors Group periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgaged-backed securities.

During the course of the year, Investors Group securitized principal amounts of $128 million, recognizing a net gain of $1 million on these transactions. As at December 31, 2003, the total value of securitized loans amounted to $669 million, while Investors Group's retained interests in these assets had a fair value of approximately $13 million.

Guarantees

In the normal course of operations, the Corporation and its subsidiaries may enter into agreements which may contain features that meet the definition of a guarantee, and while the maximum amount of the guarantee cannot always be determined given the nature of the future events which may or may not occur, any such arrangements that are material have been previously disclosed by the Corporation.

Commitments

Syndicated letters of credit – For certain types of reinsurance business written in the U.S., clients are required, pursuant to their insurance laws, to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$1,100 million of capacity. For more details on these syndicated letters of credit (which meet the definition of guarantees under AcG-14), please refer to Note 23 to the financial statements.

Crown Life acquisition agreements – As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

Subsequent Events

On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase the U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premium (see also page 27).

On February 25, 2004, Investors Group announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of a common share of Investors Group Inc. for each IPC common share. Shareholders owning or controlling 54% of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under management and administration, including $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

Results of Power Financial Corporation

General

This section is an overview of the results of Power Financial. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Financial's management, as in prior years. In these supplementary financial statements, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of Power Financial.

Presentation of results – non-GAAP financial measures
In analysing the financial results of Power Financial, net earnings are, as in previous years, subdivided into the following components:

- operating earnings; and

- other sources of earnings, referred to in this section as other income.

Operating earnings and other income as referred to above are defined in the same manner for Power Financial as they are for Power Corporation. Readers are referred to page 10 of this report for more information about the methodology used by Power Corporation.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided, further in this section, a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

Inclusion of Pargesa's results
As described earlier on page 11 of this report, Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP, including

adjustments for the purpose of eliminating the effect of amortization of goodwill.

Earnings Summary

Operating Earnings
Operating earnings of Power Financial for 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share in 2002. This represents a 15.5 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate
The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This reflects primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco.

The contribution from Lifeco to Power Financial's operating earnings grew from $719 million in 2002 to $894 million in 2003. Earnings per share of Lifeco increased by 18 per cent in 2003, before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life (whose results have been included from July 10, 2003; see Note 16 to the financial statements). The increase also includes the additional contribution provided by the shares of Lifeco acquired during the year, primarily in connection with the private placements described earlier herein.

Investors Group contributed $312 million to operating earnings in 2003, compared with $288 million in 2002, reflecting an increase of 8.6 per cent in Investors Group's earnings per share, excluding the impact in 2003 of the reversal of a provision for restructuring costs, of an increase in the future income tax liability related to intangible assets, and of the dilution gain recorded by Investors Group in connection with the Canada Life transaction.

Parjointco, which holds Power Financial's interest in Pargesa, contributed $88 million to Power Financial's operating earnings in 2003, as against $80 million in 2002. The impact of the reversal of goodwill amortiza-

Condensed Supplementary Statements of Earnings

December 31 (in millions of dollars, except per share amounts)	2003 Total[1]	Per share	2002 Total[1]	Per share	Change
Contribution from subsidiaries and affiliate to operating earnings	1,294		1,087		
Results from corporate activities	(33)		(13)		
Operating earnings	1,261	3.43	1,074	2.97	15.5%
Other income	762	2.19	(86)	(0.25)	
Net earnings	2,023	5.62	988	2.72	

[1] Before dividends on preferred shares, which amounted to $67 million in 2003 ($45 million in 2002).

tion expense included in Pargesa's results represented approximately $0.11 per share in 2003 and $0.10 in 2002. These adjustments relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann.

Results from corporate activities, which represent the contribution of Power Financial to operating earnings, were a charge of $33 million in 2003, compared with a charge of $13 million in 2002. Corporate results include income from investments, interest and operating expenses, depreciation and income taxes.

The variance in results from corporate activities is primarily due to an increase in interest expense as a result of the issuance, in March 2003, of the $250 million debentures and an increase in operating expenses, partly offset by higher income from investments resulting from a higher average cash balance and rates of return in 2003, compared with 2002.

Preferred share dividends, which are included for the purpose of calculating operating earnings per share, were $67 million in 2003, as against $45 million in 2002. This increase reflects the impact of the issuance by Power Financial of Series F, First Preferred Shares in July 2002, Series H in December 2002, and Series I and J in March 2003, net of the redemption of Power Financial's Series B, First Preferred Shares in May 2003.

Other Income
Other income amounted to $762 million or $2.19 per share in 2003, compared with a charge of $86 million or $0.25 per share in 2002.

Other income in 2003 consisted primarily of a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of CLFC by Lifeco, as a consequence of the net decrease of Power Financial's equity ownership in Lifeco due to the issuance of common shares to third parties at a price which was significantly higher than Lifeco's book value per share.

Also included in other income are:

• Power Financial's share of after-tax restructuring charges recorded by Lifeco in 2003 in connection with the acquisition of CLFC;

• Power Financial's share of special items recorded by Investors Group. In 2003, Investors Group recorded (i) a partial reversal, for an amount of $16 million after tax ($25 million before tax) of the provision for restructuring costs that was recorded in 2001 in connection with the acquisition of Mackenzie, and (ii) a charge of $25 million arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets;

• Power Financial's share of non-operating earnings derived from Pargesa;

• and other non-recurring items recorded at Power Financial, consisting principally of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by subsidiaries, as previously disclosed in the interim report for the third quarter of 2003.

Other income in 2002 consisted primarily of Power Financial's share of non-operating items recorded within the Pargesa group and, in particular, the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

Net Earnings
Net earnings, which include operating earnings and other income, were $2,023 million or $5.62 per share in 2003, compared with $988 million or $2.72 per share in 2002.

Reconciliation with Financial Statements

For the year ended December 31, 2003 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,698		2,698
Share of earnings of affiliate	88		88
Earnings before other income, income taxes and non-controlling interests	2,786		2,786
Other income		783	783
Earnings before income taxes and non-controlling interests	2,786	783	3,569
Income taxes	827	23	850
Non-controlling interests	698	(2)	696
Net earnings	1,261	762	2,023
Preferred share dividends	(67)		(67)
Attributable to common shareholders	1,194	762	1,956
Per share	3.43	2.19	5.62

For the year ended December 31, 2002 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,203		2,203
Share of earnings of affiliate	80		80
Earnings before other income, income taxes and non-controlling interests	2,283		2,283
Other income		(85)	(85)
Earnings before income taxes and non-controlling interests	2,283	(85)	2,198
Income taxes	749		749
Non-controlling interests	460	1	461
Net earnings	1,074	(86)	988
Preferred share dividends	(45)		(45)
Attributable to common shareholders	1,029	(86)	943
Per share	2.97	(0.25)	2.72

POWER FINANCIAL CORPORATION

Financial Position, Liquidity and Capital Resources

Condensed Supplementary Balance Sheet

December 31	Consolidated basis		Equity basis [1]	
(in millions of dollars)	**2003**	2002	**2003**	2002
Cash and cash equivalents	**3,646**	2,437	**215**	753
Investments	**81,060**	51,119	**8,577**	6,392
Other assets	**21,254**	14,763	**79**	62
Total	**105,960**	68,319	**8,871**	7,207
Actuarial liabilities	**66,999**	44,508		
Other liabilities	**19,668**	10,022	**334**	202
Long-term debt	**4,198**	2,313	**400**	150
	90,865	56,843	**734**	352
Non-controlling interests	**6,958**	4,621		
Shareholders' equity				
Preferred shares	**1,250**	1,050	**1,250**	1,050
Common shareholders' equity	**6,887**	5,805	**6,887**	5,805
Total	**105,960**	68,319	**8,871**	7,207
Consolidated assets and assets under administration	**242,333**	172,815		

[1] Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

Consolidated basis
The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets, for $5 billion.

Long-term debt increased from $2,313 million to $4,198 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in Lifeco.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie, were $75 billion in 2003 and $68 billion in 2002.

For more details about Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A, as well as to the notes to Power Financial's financial statements.

Equity basis
Under this presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $215 million at the end of 2003, compared with $753 million at the end of 2002. The decrease reflects primarily the impact of the investment in Lifeco common shares, partly offset by the net proceeds from new financings made in 2003. In aggregate, Power Financial invested $1,021 million in common shares of Lifeco, including $800 million through private placement (excluding the $100 million investment made by Investors Group).

These investments were financed from existing cash as well as from the proceeds of the issue by Power Financial in March 2003 of $250 million of 30-year debentures, and of $200 million of Series I (perpetual) and $150 million of Series J (10-year soft-retractable) preferred shares. In addition, in May 2003, Power Financial redeemed its outstanding Series B, First Preferred Shares for an aggregate cash consideration of $153 million, including $3 million in accrued dividends.

In the course of managing its own cash and cash equivalents, Power Financial may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial enters into currency-hedging transac-

tions from time to time with highly rated financial institutions. At December 31, 2003, 98 per cent of the $215 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco. The carrying value of Power Financial's investments in its subsidiaries and affiliate increased by $2,185 million in 2003. This increase primarily reflects:

(i) the investments made by Power Financial in common shares of Lifeco;

(ii) the impact of the dilution gain recorded in connection with the acquisition of CLFC by Lifeco;

(iii) Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received; and

(iv) the net negative variation in foreign currency translation adjustments, related principally to Power Financial's indirect investments in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rates were 9 and 18 per cent lower, respectively, than at the end of 2002.

Long-term debt issued by Power Financial amounted to $400 million at the end of 2003, compared with $150 million a year earlier, as a result of the issuance in March 2003 of the $250 million 6.90% 30-year debentures.

Cash flows

Consolidated cash flows
On a consolidated basis, cash and cash equivalents increased from $2.4 billion to $3.6 billion in 2003.

Cash flows from operating activities in 2003 reflect in particular the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this included:

• proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B;

• proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments for $128 million, and redemption of preferred shares for $102 million; and

• proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments for $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

Corporate cash flows
Corporate cash flows represent cash flows of Power Financial when Lifeco and Investors Group are accounted for on an equity basis.

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate (see table on page 23) and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, in turn depends on sufficient funds received from its principal subsidiaries, which are subject to restrictions set out in relevant insurance and corporate laws and regulations which require that certain solvency and capital standards be maintained. Certain operations of Investors Group

Consolidated Cash Flows

For the years ended December 31 (in millions of dollars)	2003	2002
Cash flow from operating activities	2,534	1,752
Cash flow from financing activities	747	(936)
Cash flow from investing activities	(2,072)	(499)
Increase in cash and cash equivalents	1,209	317
Cash and cash equivalents, beginning of year	2,437	2,120
Cash and cash equivalents, end of year	3,646	2,437

also have to comply with liquidity requirements established by regulatory authorities.

In 2003, dividends declared on Power Financial's common shares amounted to $1.205 per share, compared with $1.040 per share in 2002, an increase of 16 per cent. The holders of common shares of Power Financial benefited from increased dividends from its subsidiaries and affiliate.

Shareholders' equity

Shareholders' equity at the end of 2003 was $8,137 million, compared with $6,855 million at the end of 2002.

The increase in shareholders' equity is primarily due to:

- a net increase of $200 million in preferred shares outstanding, including gross proceeds from the issuance of Series I and J First Preferred Shares in March 2003 for an aggregate $350 million, less $150 million of Series B, First Preferred Shares which were redeemed in May 2003;

- a $1,526 million increase in retained earnings;

- a $452 million negative net variation in foreign currency translation adjustments, relating primarily to Power Financial's indirect investments in GWL&A and Pargesa, as well as to the cross-currency swap in connection with the $150 million debentures.

At the end of 2003, eight distinct series of first preferred shares were outstanding, for an aggregate amount of $1,250 million. Series A, D, E, F, H and I are perpetual preferred shares, representing an aggregate

amount of $950 million (of which $850 million are non-cumulative). Each of these series is redeemable in whole or in part at the option of the Corporation from specific dates. The balance of $300 million are non-perpetual preferred shares, which are non-cumulative.

Excluding first preferred shares, common shareholders' equity amounted to $6.9 billion at year-end 2003, compared with $5.8 billion at year-end 2002. Book value per common share was $19.77 at the end of 2003, compared with $16.73 a year earlier. In 2003, Power Financial issued 1,560,000 common shares (2002 – 155,000) under the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $8 million (2002 – $1 million).

Ratings of Power Financial

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Financial upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". S&P has assigned a counterparty credit rating of A+ and given its ratings a "negative outlook". Ratings of Power Financial at year-end are summarized in the table below.

Dividends

For the years ended December 31 (per share)	Current annualized dividend [1]	2003 Dividend	2002 Dividend
Great-West Lifeco Inc. (C$)	1.29	**1.125**	0.945
Investors Group Inc. (C$)	1.10	**0.99**	0.86
Pargesa Holding S.A. – bearer share (SF)	92	**86**	80

[1] Lifeco and Investors Group: based on quarterly dividends declared in January 2004.
   Pargesa dividend to be approved at its May 2004 Annual General Meeting.

Ratings of Power Financial

As of December 31, 2003	Dominion Bond Rating Service	Standard & Poor's Ratings Service [1]
Senior debentures	A (high)	A+
Preferred shares – cumulative	Pfd-2 (high)	Canadian scale P-1 (low) Global scale A-
– non-cumulative	Pfd-2 (high) n	Canadian scale P-1 (low) Global scale A-

[1] Ratings are on a negative outlook.

Selected Consolidated Financial Information

For the years ended December 31 (in millions of dollars, except per common share amounts)	2003	2002	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	12,441	11,187	11
Self-funded premium equivalents (ASO contracts) [1]	8,218	9,564	(14)
Segregated fund deposits: [1]			
Individual products	3,034	2,293	32
Group products	4,510	4,382	3
Total premiums and deposits	28,203	27,426	3
Bulk reinsurance – initial ceded premiums [2]	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1
Paid or credited to policyholders [2]	8,346	12,593	(34)
Net income attributable to:			
Preferred shareholders	41	31	32
Common shareholders before restructuring costs	1,215	931	31
Restructuring costs [3]	20	–	
Common shareholders	1,195	931	28
Per common share			
Basic earnings before restructuring costs	2.998	2.530	18
Restructuring costs after tax [3]	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17
Dividends paid	1.125	0.945	19
Book value per common share	16.72	11.68	43
Return on common shareholders' equity			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
At December 31			
Total assets	97,451	60,071	62
Segregated fund assets [1]	61,699	36,048	71
Total assets under administration	159,150	96,119	66
Capital stock and surplus	8,590	4,708	82

[1] Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

[2] During 2003, as part of a risk-rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,372 million.

[3] Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 million after tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures.

Highlights of Operating Results

For the year ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31 per cent, compared with $931 million for 2002, or $2.998 per common share, an increase of 18.5 per cent, compared with $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for 2003. The results of CLFC are included from July 10, 2003.

Total premiums and deposits, before deduction of initial ceded premiums of $5.4 billion related to bulk reinsurance of a block of in-force liabilities, increased 3 per cent overall. Within this result, risk-based products were up 11 per cent over 2002, and fee-based products down 3 per cent. Fee and other income was up 1 per cent from 2002.

Source of Net Income

Consolidated net income of Lifeco consists of the net operating earnings of Great-West Life and GWL&A, including Canada Life from the date of acquisition, together with Lifeco's corporate results.

Lifeco's major reportable segments are:

* **Canada/Europe** – made up of the Canada/Europe operations of Great-West Life, including London Life and Canada Life, as well as applicable allocations of Lifeco corporate activities.

* **United States** – made up of the operations of GWL&A and the United States branch business of Great-West Life, including the United States business of Canada Life, as well as any applicable allocations of Lifeco corporate activities.

* **Lifeco corporate** – made up of the holding company activities of Lifeco not associated with the major business units.

The following table shows the net income attributable to common shareholders by Lifeco's major reportable segments:

Net Income Attributable to Common Shareholders

For the years ended December 31 (in millions of dollars)	2003	2002	% Change
Canada/Europe segment			
Total business units	693	461	50
Allocation of Lifeco corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43
United States segment			
Total business units	375	321	17
Foreign exchange translation	218	169	
Total U.S. segment	593	490	21
Lifeco corporate			
Total holding company	(7)	–	
Restructuring costs	(20)	–	
Total Lifeco corporate	(27)	–	
Total Lifeco	1,195	931	28

Canada/Europe

The operations of the Canada/Europe segment of Lifeco are presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life and Canada Life:

- **Group Insurance** – life, health, disability, and creditor insurance products for group clients.

- **Individual Insurance & Investment Products** – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.

- **Europe/Reinsurance** – insurance and wealth management products for both group and individual clients in Europe, as well as reinsurance and retrocession business primarily in Canada, the United States and Europe niche markets.

- **Corporate** – business activities and operations not associated with the major business units of Canada/Europe operations.

Canada/Europe net earnings of Lifeco attributable to common shareholders for 2003 were $629 million, compared with $441 million for 2002.

The 2003 earnings result was due to both strong operating earnings for Great-West Life and London Life, as well as the inclusion of Canada/Europe results of CLFC from the date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

Total assets under administration for Canada/Europe more than doubled to over $112.1 billion, including $49.8 billion attributable to the inclusion of Canada Life.

Group Insurance Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 15 per cent to $4.1 billion in 2003. The growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for health care inflation. Sales results were up a modest 1 per cent overall. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated, reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small- and mid-sized case market increased 8 per cent overall.

Individual Insurance & Investment Products Individual life insurance sales, measured by annualized premium, increased by 30 per cent to $140 million in 2003, while revenue premium exceeded $1.9 billion. Sales of participating policies increased 19 per cent in 2003 and continued strong in the age 50+ wealth management market.

Total sales of disability income products and critical illness insurance increased by 42 per cent in 2003, for a total of $34 million in new annualized premium.

The **Retirement & Investment Services** Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40 per cent during 2003, or 14 per cent excluding Canada Life assets acquired during the year.

The company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer

Premiums and Deposits – Canada/Europe Operations

Years ended December 31 (in millions of dollars)

	2003	2002		2003	2002	
	Premiums and Deposits		% Change	Sales		% Change
Group Insurance	4,103	3,575	15	323	319	1
Individual Operations						
Life insurance	1,942	1,655	17	140	108	30
Living benefits	153	127	20	34	24	42
Retirement & Investment Services	3,856	3,086	25	3,218	2,992	8
Europe/Reinsurance	5,816	3,922	48	5,185	3,922	32
Total premiums and deposits	15,870	12,365	28	8,900	7,365	21
Bulk Reinsurance	(2,716)	–	–			
Net premiums and deposits	13,154	12,365	6			

for *Freedom 55 Financial* and Great-West Life investment representatives. Mutual fund assets distributed by
Quadrus licensed investment representatives increased
40 per cent over 2002, which included successfully
repatriating investment representatives and their
mutual fund business to Quadrus. In 2003, sales of
mutual funds through Quadrus increased 27 per cent.

Europe/Reinsurance The Europe/Reinsurance Division
is broadly organized along geographically defined
market segments and offers a wide range of protection
and wealth management products and reinsurance. The
Division consists of two distinct businesses: Europe,
which comprises operating divisions in the United
Kingdom, Isle of Man, Republic of Ireland, Germany
and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Total premiums of this new business unit of Lifeco
were made up of insurance and wealth management
premiums of $2.1 billion and reinsurance premiums of
$3.7 billion.

Bulk Reinsurance The Group Insurance and Individual
Insurance business units of Great-West Life and
London Life entered into a bulk reinsurance agreement
during the third quarter with a third-party reinsurer to
cede a portion of direct written individual life and
group life and health business. This agreement was
effective July 1, 2003 and the following initial cession
transactions were recorded in the third quarter
Summary of Consolidated Statements of Earnings as
a result of the transaction.

Bulk Reinsurance – Canada/Europe

(in millions of dollars)	Group Insurance	Individual Insurance	Total
Premium income	(2,716)	–	(2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	–	–	–

United States

The discussion of operating results is presented in terms
of the major business units of GWL&A:

- **Great-West Healthcare** – health plans and life and
  disability insurance products for group clients.

- **Financial Services** – retirement savings products
  and services for public, private and non-profit
  employers, corporations and individuals, and life
  insurance products for individuals and businesses.

- **Corporate** – business activities and operations not
  associated with the major business units of United
  States operations.

United States consolidated net income of Lifeco attributable to common shareholders for 2003 was
$593 million, compared with $490 million for 2002.

The 2003 earnings result was primarily due to
favourable morbidity in Great-West Healthcare (formerly called Employee Benefits) and the inclusion of
the United States operations of CLFC from the date
of acquisition, which represents approximately
$45 million.

Total assets under administration in the United
States increased 13 percent to $47.1 billion,
$9.7 billion attributable to the inclusion of Canada
Life, somewhat offset by the change in foreign
exchange translation rates.

Healthcare The 2003 premiums and deposits were
US$5.6 billion, a decrease of US$0.6 billion from 2002,
and fee income was US$606 million, a decrease of 8 per
cent, both due to lower medical membership levels.

Subsequent to year-end, on January 14, 2004, the
company announced the proposed sale of the Canada
Life U.S. group life and health insurance business
(excluding stop-loss) to Jefferson-Pilot Corporation,
subject to regulatory approvals. This business represents approximately US$340 million in annual
premium. The transaction should not have a significant
impact on the financial results of Great-West
Healthcare in 2004.

The total life and health block of business is composed of 1.9 million members at December 31, 2003,
down from 2.2 million members a year ago.

Financial Services Total premiums and deposits were
US$3.2 billion in 2003, a decrease of US$0.2 billion
from 2002.

Retirement participant accounts, including third-
party administration and institutional accounts,
increased 5 per cent in 2003, from 2,159,910 at
December 31, 2002 to 2,265,713 at December 31,
2003. Although the segment experienced a decrease in
one large case termination of 117,000 participant
accounts in the first quarter of 2003, this was offset by
growth from sales and increased participation in
existing case sales during 2003.

In 2003, the company continued its efforts to
partner with large financial institutions to provide individual term life insurance to the general population. At
December 31, 2003, there were 116,739 policies in
force, compared with 74,080 at December 31, 2002.

Bulk Reinsurance The Great-West Healthcare business
unit of GWL&A entered into a bulk reinsurance

agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts. This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third-quarter Summary of Consolidated Statements of Earnings as a result of these transactions:

Bulk Reinsurance – U.S.

(in millions of dollars)	Healthcare	Financial Services	Total
Premium income	(563)	(2,093)	(2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	–	–	–

Lifeco Corporate

The Lifeco corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

The operating results for Lifeco corporate were a charge of $27 million in 2003 (n/a for 2002) and are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring costs: following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, restructuring costs of $31 million pre-tax ($20 million after tax) have been included in net income attributable to shareholders' Lifeco corporate segment.

- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

Financial Position, Liquidity and Capital Resources

Total assets and assets under administration were $159.2 billion at year-end 2003, an increase of $63.0 billion from 2002. Assets under administration include segregated funds of $61.7 billion at December 31, 2003, compared with $36.0 billion at the end of 2002, an increase of $25.7 billion, and general fund assets of $97.5 billion, an increase of $37.3 billion over 2002. This reflects in particular the impact of the acquisition of Canada Life, which added $33.9 billion in general fund assets and $24.2 billion in segregated fund assets in 2003. Excluding the impact of CLFC, assets under administration increased $4.9 billion or 5 per cent year-over-year.

Increase in goodwill and intangible assets results from the acquisition of CLFC.

Obligations to policyholders made up 83 per cent of total liabilities at the end of 2003 (91 per cent at year-

Premiums and Deposits – United States Operations

Years ended December 31 (in millions of dollars)	2003	2002		2003	2002	
	Premiums and Deposits		% Change	Sales		% Change
Healthcare						
Group life and health	7,842	9,786	(20)	891	1,176	(24)
Financial Services						
Individual Markets	1,000	1,147	(13)	283	545	(48)
Retirement Savings	3,491	4,128	(15)	1,811	1,452	25
Total premiums and deposits	12,333	15,061	(18)	2,985	3,173	(6)
Bulk Reinsurance	(2,656)	–	–			
Net premiums and deposits	9,677	15,061	(36)			

Excluding the changes in foreign exchange translation rates, total premiums and deposits in 2003 decreased 8 per cent, comprising a 10 per cent decrease for Great-West Healthcare and a 5 per cent decrease for Financial Services.

end 2002). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

In 2003, Great-West Life, London Life and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term insurance basis, and group life, long-term disability and group annuity business on a co-insurance/funds withheld basis. In the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase for the same amount in funds held under reinsurance contracts.

During 2003, Lifeco paid dividends of $1.125 per common share, for a total amount of $459 million for the year. This represents a dividend payout ratio of 38.1 per cent of 2003 earnings (2002 – 37.4 per cent), and a 2003 dividend yield (dividends as a percentage of average high and low market prices) of 2.8 per cent

(2002 – 2.6 per cent). Book value per common share was $16.72 at December 31, 2003, compared with $11.68 at December 31, 2002. Capital stock and surplus (excluding non-controlling interests) increased by $3.9 billion to $8.6 billion in 2003. On July 10, 2003, in connection with the acquisition of CLFC, Lifeco issued $2,102 million of common shares and $796 million of preferred shares to CLFC common shareholders, and $900 million of common shares from treasury to Power Financial and Investors Group via private placements, for a total of $3.8 billion. On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-Cumulative First Preferred Shares for a total of $102 million. In 2003, Lifeco purchased a total amount of $155 million of its common shares under its normal course issuer bid. Total capital and surplus (including non-controlling interests) of $11.0 billion at December 31, 2003 was 12.7 per cent of total liabilities, compared with $6.8 billion or

Condensed Balance Sheet

December 31 (in millions of dollars)	2003	2002
Invested assets	83,116	51,551
Funds withheld by ceding insurers	4,142	4,786
Goodwill and intangible assets	6,663	1,687
Other assets	3,530	2,047
Total assets	**97,451**	**60,071**
Policy liabilities	71,498	48,296
Funds held under reinsurance contracts	4,655	–
Other liabilities	10,289	5,016
Non-controlling interests	2,418	2,051
Preferred shares	1,125	430
Common shareholders' equity	7,466	4,278
Liabilities, capital stock and surplus	**97,451**	**60,071**
Segregated fund assets	**61,699**	**36,048**

Ratings of Lifeco and Major Subsidiaries

Rating Agency	Measurement	Lifeco	Great-West Life	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on a negative outlook.
  All credit ratings of Lifeco and its major subsidiaries were reviewed during 2003.

12.7 per cent in 2002. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of The Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements and Great-West Life's ratio is 190 per cent, a very solid level for the industry (223 per cent at the end of 2002).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. GWL&A has estimated risk-based capital to be 375 per cent at December 31, 2003 (428 per cent at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life and health business (see also page 27).

Asset Quality

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $234 million or 0.3 per cent of portfolio investments at December 31, 2003, compared with $139 million or 0.3 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Lifeco's exposure to non-investment grade bonds was 2.3 per cent of the portfolio at the end of 2003, down slightly from 2.6 per cent at December 31, 2002.

Cash Flows

The increase in cash flows from operations for the twelve-month period is essentially attributable to the inclusion of CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common

shares and debentures, as well as the utilization of credit facilities.

Risk Management and Control Practices

Risks associated with policy liabilities
Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Claims risks Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations.

Persistency (Policy Termination) risk Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment-related risk Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Board of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment.

Cash Flows

December 31 (in millions of dollars)	2003	2002
Cash flows relating to the following activities:		
Operations	2,098	1,394
Financing	1,390	(595)
Investment	(1,939)	(724)
Increase in cash and certificates of deposits	1,549	75
Cash and certificates of deposits, beginning of year	912	837
Cash and certificates of deposits, end of year	2,461	912

Reinsurance risk Products with mortality and morbidity risks have specific limits of retention approved by the Board of Directors on the recommendation of the Actuary. The company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

Risks associated with invested assets
The company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. Investment and Lending Policies, as well as Investment Procedures and Guidelines are approved annually by either the Board of Directors or a subcommittee of the Board of Directors. The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change. For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Interest rate risk is also managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. For products with uncertain timing of benefit payments, investments are made in fixed-income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.

Credit risk It is company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Liquidity risk The company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

Foreign exchange risk Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Risks associated with the investment fund business
Market risk The company's investment fund business is fee-based, with revenue and profitability based on the market value of the investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the company limits its risk exposure to any particular market.

Integration of Canada Life
The acquisition of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. The anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. Speed and quality are two critical success factors for the integration. The company has made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life. Lifeco is leveraging the combined expertise and experience of the Lifeco and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

Outlook

With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for a long-term earnings growth. Lifeco's subsidiaries remained tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West Life and GWL&A. In Canada, Lifeco's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the market place. Lifeco's Europe/Reinsurance operations represent a strong diversified platform for growth with expanded products and services offering an increased market presence. In the United States, Lifeco has positioned itself to respond effectively to changes in the health care market place and expects its defined contribution plan and 401(k) business to continue to grow.

Highlights of Operating Results

Net income attributable to common shareholders for the year ended December 31, 2003, excluding the items noted below, was $533.5 million, compared with $491.1 million in 2002. Diluted earnings per share on this basis were $2.01, compared with $1.85 in 2002, an increase of 8.6 per cent. The figure in 2003 excludes:

- a dilution gain of $14.8 million, recorded in the third quarter, resulting from the reduction in Investors Group's percentage ownership of Lifeco related to the acquisition of CLFC;

- the reversal, in the fourth quarter, of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie; and

- a non-cash income tax charge of $24.8 million, recorded in the fourth quarter, arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Summarized Financial Information

For the years ended December 31 (in millions of dollars, except per share amounts)	2003	2002	% Change
Net income attributable to common shareholders			
Excluding dilution gain, restructuring reversal and income tax charge [1]	534	491	8.6
Including dilution gain, restructuring reversal and income tax charge	539	491	9.8
Diluted earnings per share			
Excluding dilution gain, restructuring reversal and income tax charge [1]	2.01	1.85	8.6
Including dilution gain, restructuring reversal and income tax charge	2.03	1.85	9.7
Return on equity			
Excluding dilution gain, restructuring reversal and income tax charge [1]	18.9%	19.2%	
Including dilution gain, restructuring reversal and income tax charge	19.1%	19.2%	
Dividends per share	0.99	0.86	15.1
Book value per share	10.83	9.82	10.3
Mutual funds			
Investors Group			
Sales	4,021	4,916	(18.2)
Net sales (redemptions)	(839)	(109)	N/M
Assets under management	40,904	37,588	8.8
Mackenzie Financial Corporation			
Sales	5,282	5,998	(11.9)
Net sales (redemptions)	(69)	288	(124.1)
Assets under management	33,770	30,860	9.4
Combined mutual fund assets under management	74,674	68,448	9.1
Corporate assets	6,292	5,987	5.1
Insurance in force (face amount)	31,307	27,546	13.7
Securities operations assets under administration	5,785	4,938	17.2
Mortgages serviced	6,425	6,938	(7.4)
Deposits and certificates	729	709	2.9

[1] Refer to table on page 33 for a reconciliation of non-GAAP financial measures.

Including these items, net income attributable to common shareholders was $539.1 million or $2.03 per share in 2003. This compares with net income attributable to common shareholders of $491.1 million and earnings per share of $1.85 in 2002.

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group;

- Mackenzie; and

- Corporate and Other.

Management of the company measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown in the Condensed Statements of Income on page 34.

Investors Group

Investors Group's core business provides a comprehensive range of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

Consultants

Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants working from 111 Financial Planning Centres across Canada. At the end of 2003, Investors Group had 3,223 consultants, compared with 3,324 in 2002. The percentage of consultants with more than four years' experience remained steady at 60.5 per cent, compared with 60.9 per cent a year earlier.

Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. Although the financial markets and the overall business environment improved in 2003, investor confidence was slow to recover. While this affected the recruitment efforts, retention levels improved in the second half of the year, and the consultant network grew in both the third and fourth quarters of 2003, the first consecutive quarters of growth since 1998.

Investors Group implemented a number of significant changes in 2003 designed to enhance the competitiveness of the product and service offering to its clients as well as changes aimed at providing greater value to consultants. These included:

- a comprehensive review and realignment of its pricing structure to enhance competitiveness;

- a realignment of its consultants' compensation and support to be more competitive, including a deferred compensation component designed to promote consultant retention;

- the introduction of *Symphony*™, as discussed further in this report;

- the enhancement of the Investors Group *Advantage*™ technology platform, which delivers additional flexibility, capability and productivity; and

- the introduction of *Solutions Banking*™ in June 2003, a suite of banking products and services through National Bank of Canada that expands Investors Group's financial-planning platform to include a greater proportion of its clients' balance sheets.

Products and services

Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's long-term goals and tolerance for risk.

Reconciliation of Non-GAAP Financial Measures

For the years ended December 31 (in millions of dollars, except per share amounts)	2003		2002	
	Net income	Per share	Net income	Per share
Net income attributable to common shareholders, excluding the following items (non-GAAP results)	534	2.01	491	1.85
Dilution gain	15	0.05		
Restructuring reversal, net of tax	15	0.06		
Non-cash income tax charge	(25)	(0.09)		
Net income attributable to common shareholders (GAAP results)	539	2.03	491	1.85

In October 2003, Investors Group launched *Symphony*™, an enhanced strategic investment planning approach. *Symphony*™ is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds. *Symphony*™ is a scientific and fully integrated approach to strategic investment planning support, which simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation.

Consultants also look beyond investments to offer clients insurance products, banking services, mortgages and tax planning.

Review of segment operating results

Investors Group earns revenue primarily from the management, administration and distribution of 147 Investors *Masterseries*™, partner and managed asset investment funds. This includes:

• management fees for advising and managing its mutual funds;

• fees charged to its mutual funds for administrative services, through certain of its subsidiaries, and trustee services, through Investors Group Trust Co. Ltd.; and

• distribution fees charged to mutual fund account holders, which include redemption fees or back-end loads on mutual funds subject to a deferred sales charge.

Condensed Statements of Income

For the years ended December 31 (in millions of dollars)	Investors Group 2003	2002	Mackenzie 2003	2002	Corporate & other 2003	2002	Total 2003	2002
Fee income	971	1,030	743	783			1,714	1,813
Net investment income and other	104	100	20	18	36	9	160	127
	1,075	1,130	763	801	36	9	1,874	1,940
Operating expenses								
Commissions	191	196	284	302			475	498
Non-commission	236	254	257	281	1		494	535
	427	450	541	583	1		969	1,033
Earnings before interest and taxes	648	680	222	218	35	9	905	907
Restructuring reversal							25	
Interest expense [1]							(86)	(80)
							844	827
Dilution gain							15	
Income before income taxes and discontinued operations							859	827
Income taxes [2]							299	317
Income before discontinued operations							560	510
Discontinued operations								2
Net income							560	512
Preferred dividends							21	21
Net income available to common shareholders							539	491
Net income, excluding dilution gain, restructuring reversal and income tax charge (non-GAAP financial measures)							534	491

[1] Interest expense represents the cost of financing the Mackenzie acquisition and totalled $86 million in 2003, compared with $80 million in 2002. During 2003, the company refinanced $275 million of the BA's related to the Mackenzie acquisition with a portion of the proceeds from the debentures issued in December 2002 and the two debentures issued in 2003. The refinancing resulted in an increase in the effective rate of interest on long-term debt related to the Mackenzie acquisition.

[2] The effective rate of tax was 34.8 per cent in 2003, compared with 38.4 per cent in 2002. The company benefited from statutory tax rate reductions, excluding Ontario, as well as other tax benefits, which were partly offset by the non-cash charge of $25 million related to future income tax liability on intangible assets with an indefinite life, as explained earlier. This charge increased the 2003 effective tax rate by 2.9 per cent.

Fee income is also earned from the distribution of insurance products, through I.G. Insurance Services Inc., and the provision of securities services through Investors Group Securities Inc. Additional revenue is derived from mortgage, banking and investment certificate operations.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2003 were $648.5 million, compared with $680.5 million in 2002, as shown on the Condensed Statements of Income.

Fee income
To provide a stable level of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. Mutual fund assets under management totalled $40.9 billion at December 31, 2003, an increase of 8.8 per cent from $37.6 billion in 2002. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance.

For the year ended December 31, 2003, sales of Investors Group mutual funds through its consultant network were $4.02 billion, a decrease of 18.2 per cent from 2002. This compares to an overall industry decrease in mutual fund sales of 14.3 per cent. Mutual fund redemptions totalled $4.86 billion for the same period, a decrease of 3.3 per cent from $5.02 billion in 2002. Investors Group's redemption rate for long-term funds increased to 10.7 per cent in 2003 from 10.2 per cent in 2002, but remains well below the corresponding redemption rate of 14.1 per cent for all other members of IFIC. Net redemptions of Investors Group mutual funds were thus $839 million in 2003, compared with net redemptions of $109 million in 2002. Investment management services provided attractive levels of returns during the year as mutual fund assets increased by $4.2 billion or 11.1 per cent of opening assets due to market appreciation, consistent with overall industry growth. Overall, net change in assets was $3.3 billion in 2003.

In 2003, management fee income decreased by $46.0 million or 5.8 per cent to $741.4 million, reflecting a decline of 4.5 per cent in average daily mutual fund assets in 2003 compared with 2002.

Administration fees totalled $138.3 million in 2003, down 6.9 per cent from $148.6 million in 2002. Fees charged to the mutual funds for administrative services declined due to reductions in related expenses. Trustee fees declined due to reduced average mutual fund assets during the year.

Distribution fee income was $91.9 million in 2003, compared with $93.6 million in 2002. This decrease was due to lower redemption fee income consistent with the decline in redemptions subject to those fees. Overall, fee income totalled $971.6 million in 2003, compared with $1,029.6 million in 2002.

Net investment income and other
Net investment income and other includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Lifeco, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt, but excludes interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $104.0 million, an increase of 3.5 per cent from $100.5 million in 2002. The increase is due principally to the increase in Investors Group's share of earnings of Lifeco, offset in part by lower mortgage banking revenue.

Operating expenses
Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense in 2003 decreased by $4.0 million or 2.0 per cent, to $191.3 million, compared with $195.3 million in 2002.

The decrease in commission expense was related to:

- lower average mutual fund assets under management resulting in lower asset retention bonus expense; and

- lower mutual fund sales in 2003.

Non-commission expenses declined $18.5 million to $235.8 million in 2003 from $254.3 million in the previous year and represents a decrease of 7.3 per cent. This decline was primarily due to:

- the impact of synergies related to the transition work completed with Mackenzie;

- management of discretionary expenses;

- improvements in productivity and the benefits derived from continued investment in technology;

- the decrease in average assets on which subadvisory fees are based; and

- reductions in consultant network support costs as a result of lower transactional activity levels and a smaller number of consultants during the year.

Management of the company continues to focus on expense reduction measures beyond the opportunities created by the transition activities. Investors Group has been able to gain these efficiencies and reduce expenses without affecting the quality of service provided to its clients and consultants.

Mackenzie

Mackenzie is a multifaceted investment management and financial services corporation whose core business is the management and administration of mutual funds on behalf of Canadian investors and their financial advisors.

Asset management operations
As at December 31, 2003, more than one million clients held Mackenzie mutual funds and segregated funds. Total Mackenzie assets under management and administration increased 11.3 per cent during the year to amount to $38.3 billion.

In 2003, Mackenzie received eight awards at the Canadian Investment Awards Gala. Mackenzie has now been home to the "Analysts' Choice Fund Manager of the Year" award for five of the past six years. Industry recognition also came from the Morningstar™ fund-ranking service. In December, they reported that for the sixth consecutive month Mackenzie offered the most funds with a five-star rating.

Product development, service and positioning
Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that improve the after-tax return to investors. In recent years, Mackenzie has faced significant competition from structured yield products. Management is confident that it can meet these competitive market forces at lower costs for financial advisors and their clients.

In December 2003 Mackenzie filed a preliminary prospectus for Symmetry, a product which will be very competitive with the in-house wrap businesses developed by some distributors. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation.

Dealer, trust and administrative services
MRS Group partners with independent financial advisors and their dealer firms to provide product and service solutions that increase their competitive advantage in the market place. MRS Group is composed of Multiple Retirement Services Inc., a mutual fund dealer, M.R.S. Trust Company, a federally regulated trust company, M.R.S. Securities Services Inc., an IDA member firm, and Winfund Software Corp., a developer and distributor of back-office software. These companies work together to support Canadian investment and mutual fund dealers and their financial advisors.

MRS Group services 900,000 registered and investment accounts. More than 9,500 independent financial advisors representing some 400 dealer firms across Canada choose MRS Group for their clients.

Review of segment operating results
Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2003 were $221.4 million, compared with $217.9 million in 2002.

Fee and net investment income
Mackenzie's mutual fund assets under management totalled $33.8 billion at December 31, 2003, an increase of 9.4 per cent from $30.9 billion at December 31, 2002. Market performance positively impacted mutual fund assets by $3.0 billion during the year. Sales of long-term funds (excluding money market and managed yield funds) were $4.0 billion in 2003, compared with $4.3 billion in 2002, a decline of 8.1 per cent. Net sales of long-term funds were $209 million in 2003, compared with $700 million in 2002.

Management fees were $554.7 million for the year ended December 31, 2003, a decrease of $37.9 million from $592.6 million in 2002. This decline is consistent with the 4.3 per cent decrease in Mackenzie's average mutual fund assets under management and the decline in the average management fee rate.

Administration fees include the following main components: operating expenses charged to funds, fees earned from administering certain Labour Sponsored Venture Capital Funds, and trustee and other administration fees generated from the MRS Group account administration business. Administration fees increased by $1.8 million to $148.5 million in 2003, compared with $146.7 million in 2002.

Distribution revenue, which represents fees earned on the redemption of mutual fund units sold on a deferred sales charge basis, decreased $4.7 million to $39.6 million from $44.3 million in the previous year, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in 2003 was $19.9 million, an increase of $2.3 million from $17.6 million in 2002. The increase in the current year is attributed to a gain realized on the disposition of real estate held for sale.

Operating expenses
Commission expense, which represents the amortization of deferred selling commissions, decreased $11.5 million to $141.7 million from $153.2 million in 2002.

Trailer fees paid to dealers were $142.3 million in 2003, a decrease of $6.7 million from $149.0 million in the previous year. This decline is consistent with the overall decrease in Mackenzie's average mutual fund assets under management.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses decreased $23.8 million to $257.3 million in 2003, from $281.1 million in the previous year. This decline was primarily due to:

- synergies related to the transition work with Investors Group;

- management of discretionary expenditures;

- lower distribution fees paid to a limited partnership, consistent with the decline in average assets financed by limited partnership vehicles; and

- reduction in subadvisory expenses due to the internalization of certain fund mandates and the renegotiation of a number of subadvisory agreements in 2002 and 2003.

Corporate and Other

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected higher levels of net investment income and other in 2003 compared to 2002. In addition, the figure for 2002 included a $12.2 million charge to income related to the writedown of the company's investments in mutual funds, in accordance with its accounting policy on securities.

Financial Position, Liquidity and Capital Resources

The company's on-balance sheet assets totalled $6.29 billion at December 31, 2003, compared with $5.99 billion at December 31, 2002.

The company's holdings of securities were $106.2 million at December 31, 2003, a decrease of $50.0 million or 32.0 per cent from 2002. Securities currently represent 1.7 per cent of total assets as compared with 2.6 per cent at December 31, 2002. The market value of the company's portfolio at December 31, 2003 exceeded cost by $125.1 million, consistent with the prior year-end.

The company continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market and credit risk associated with the securities portfolio, a Senior Management Investment Committee monitors and regularly reviews the company's portfolio and approves all purchases.

Loans, including mortgages and personal loans, decreased by $21.0 million to $528.0 million at

Condensed Balance Sheets

December 31 (in millions of dollars)	2003	2002
Cash and cash equivalents	969	771
Securities	106	156
Loans	528	549
Investment in affiliate	461	321
Deferred selling commissions	764	727
Other assets	334	337
Goodwill and intangible assets	3,130	3,126
Total assets	6,292	5,987
Deposits and certificates	729	709
Other liabilities	938	942
Long-term debt	1,404	1,386
Shareholders' equity	3,221	2,950
Preferred shares	360	360
Common shareholders' equity	2,861	2,590
Total liabilities and shareholders' equity	6,292	5,987

December 31, 2003 and represent 8.4 per cent of total assets compared to 9.2 per cent in 2002. This decrease comprised $66.5 million in mortgages and personal loans related to the company's intermediary activities and an increase of $45.5 million in residential loans related to the company's mortgage banking operations.

At December 31, 2003, impaired loans totalled $2.2 million, unchanged from the prior year, and represented 0.40 per cent of the total loan portfolio, compared with 0.38 per cent at December 31, 2002. The company monitors its credit risk management policies continuously to evaluate their effectiveness. These policies and practices have resulted in the effective control of impaired loans. Management of the company continued its conservative policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses exceeded impaired mortgages and loans by $19.3 million as at December 31, 2003, compared with $19.4 million at December 31, 2002.

Liquidity

The company's operating liquidity is required for:

- financing ongoing operations, including the funding of selling commissions internally;

- temporarily holding mortgages in its mortgage banking facility;

- meeting regular interest and dividend obligations related to long-term debt and preferred shares;

- payment of quarterly dividends on the company's outstanding common shares; and

- maintaining liquidity requirements for the company's regulated entities.

A key liquidity requirement for the company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company also maintains sufficient liquidity to fund and temporarily hold mortgages.

During the year, Investors Group repaid $275 million of the Floating Bankers' Acceptances due May 30, 2006 which were related to the acquisition of Mackenzie. On July 10, 2003 it purchased, by way of private placement, 2,662,690 common shares of Lifeco for total cash consideration of $100 million in support of the acquisition of CLFC.

Liquidity can also be provided through the company's ability to raise funds in domestic debt and equity markets, as evidenced by the funds raised to finance its acquisition of Mackenzie and by the funds raised through the $175 million and the $300 million in debentures issued in December 2002 and March 2003, respectively, which solidified a longer term capital structure and thus increased financial flexibility.

Capital resources

Shareholders' equity increased to $3.22 billion as at December 31, 2003 from $2.95 billion at December 31, 2002. During 2003, long-term debt increased marginally to $1.40 billion from $1.39 billion at December 31, 2002. The company refinanced a portion of its long-term debt, extending terms at attractive interest rates while increasing its financial flexibility. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

The quarterly dividend per common share was increased to 25.5 cents in 2003.

Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2003, both Standard & Poor's Ratings Service (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS. Management is confident that the company's current capital resources are adequate and can support its activities during 2004.

Condensed Statements of Cash Flows

December 31 (in millions of dollars)	2003	2002
Cash flows from operating activities	442	356
Cash flows from financing activities	(230)	(663)
Cash flows from investing activities	(14)	224
Increase (decrease) in cash and cash equivalents	198	(83)
Cash and cash equivalents, beginning of year	771	854
Cash and cash equivalents, end of year	969	771

INVESTORS GROUP INC.

Outlook

The financial services environment
The financial services industry continues to experience considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;

- increasing ease of investment in capital markets;

- greater knowledge and understanding of investment products among the general public; and

- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company operates in a highly competitive environment and competes with other mutual fund companies and with other financial services organizations, including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2003 reflected continued consolidation within the financial services industry.

Investors Group and Mackenzie are well positioned to enhance the company's competitive position in both the mutual fund and the financial services industries. Investors Group and Mackenzie continue to pursue additional opportunities for product and service enhancements and operating efficiencies.

During 2003:

- Management met its transition plan objective, which was to achieve $100 million (pre-tax basis) of synergies per year on a run-rate basis in the second year following acquisition. This consisted of $75 million per year in synergies to the company's shareholders and $25 million per year in synergies to Investors Group and Mackenzie mutual fund clients. Synergies realized by mutual fund clients are based upon reductions in fund operating costs.

- The company completed the largest systems conversion in the history of the Canadian mutual fund industry in November 2003. Mackenzie and Investors Group merged their transfer agency and unitholder record-keeping systems into one shareholder administration system, preserving the integrity and privacy of their respective client bases. Both Mackenzie and Investors Group unitholders will benefit from economies of scale from the combined platform.

- Both Mackenzie and Investors Group developed innovative products and strategic investment planning tools to assist clients in building optimal investment portfolios.

This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

The Regulatory Environment

The company is subject to complex and changing legal and regulatory requirements with the company's principal regulators, including the provincial and territorial governments in Canada. The company's activities are also regulated by the Canadian Securities Administrators, its member constituents and various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse effect on the company. The company supports all regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members. Management looks forward to future developments that will further these objectives.

Review of mutual fund industry practices
The Ontario Securities Commission, the Mutual Fund Dealers Association and other regulatory bodies are reviewing trading practices in the Canadian mutual fund industry and have requested information from mutual fund companies and dealers regarding "late trading" and "market timing" activities. Each of Investors Group and Mackenzie has provided detailed responses, on a timely basis, to the questionnaires issued by these regulators. The company supports this initiative to strengthen the Canadian mutual fund industry and will co-operate fully with the regulators in their efforts to obtain and assess relevant information.

Other Risk Factors

Market risk
Stronger financial markets in 2003 led to growing investor confidence and increases in the level of assets under management. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets and sales. In addition, these factors can result in increased redemptions of mutual funds.

Redemption rates

The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.7 per cent at December 31, 2003, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.2 per cent, excluding the company's mutual funds.

Investors Group and Mackenzie provide consultants and independent financial advisors with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisors can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, the company's consultants and independent financial advisors are effective in reminding clients of the benefits of long-term investing.

Distribution risk

Investors Group consultant network – Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients, which can lead to a strong and personal client relationship, based on the client's trust in that individual consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts, which could have an adverse effect on Investors Group's results of operations and business prospects.

Mackenzie – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Highlights

Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2003, held a 61.4 per cent voting interest (unchanged from 2002) and a 54.4 per cent equity interest (2002 – 54.6 per cent) in Pargesa Holding S.A., the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty mineral sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2003 was $1.6 billion, as in 2002. Power Financial's share of earnings of Parjointco, net of dividends received, has been offset by negative foreign currency translation adjustments. An organization chart is presented on page 45.

As at December 31, 2003, Pargesa held a 48 per cent interest (2002 – 48.1 per cent) in the Belgian holding company Groupe Bruxelles Lambert (GBL) representing 50.3 per cent of the voting rights (2002 – 50.2 per cent). GBL, which is based in Brussels,

Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.5 per cent interest (54.3 per cent in 2002) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100 per cent of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy) and Suez (energy, water and waste services).

Over the last few years, Pargesa has taken steps to focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control, or in which it has a substantial interest. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

Pargesa Group – Financial Information

As at December 31, 2003 (in millions of dollars) [1]	Pargesa Holding S.A.	Groupe Bruxelles Lambert
Cash and temporary investments	3	298 [2]
Long-term debt	246 [3]	30
Shareholders' equity	6,341	10,341
Market capitalization	5,803	10,064

[1] Foreign currencies have been converted into Canadian dollars at year-end rate.
[2] Net of debt and exchangeable bonds due in 2004 for an amount of $540 million.
[3] Drawdowns from bank credit facilities maturing in 2004 and 2005.

Pargesa – Breakdown of Adjusted Net Asset Value (flow-through basis)

As of December 31, 2003 (in millions of dollars)	Net assets (Pargesa's share)	%
Total (3.6 per cent)	2,705	39
Bertelsmann (25.1 per cent) [1]	1,307	19
Imerys (53.5 per cent)	1,704	24
Suez (7.2 per cent)	962	13
Other investments	176	3
Net cash and short-term assets net of long-term debt [2]	161	2
	7,015	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
      Figures have been converted into Canadian dollars using an exchange rate of 1.0441.
[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2003.
[2] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

The group now owns, through a simple holding structure, four main investments representing more than 93 per cent of Pargesa's adjusted net asset value, as shown in the table on page 41.

At the end of December 2003, the adjusted net asset value was $7,015 million, corresponding to a value per Pargesa share of SF3,989 (SF3,345 at the end of 2002). Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of the share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

Cash Earnings

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Total and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, are accounted for at cost and, accordingly, only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this method, share of operating earnings of the holdings subject to equity accounting (Imerys and Bertelsmann) is replaced by the share of dividends received from those companies. Pargesa's Board of Directors has proposed to raise the dividend from SF86 to SF92 at the May 2004 Annual General Meeting of Shareholders.

Consolidated Earnings

Pargesa saw its operating earnings grow from SF176 million in 2002 to SF192 million in 2003. Imerys posted in 2003 an 11 per cent increase in its net operating income expressed in Euros. The contribution from Bertelsmann to operating earnings, which includes as in 2002 Pargesa's share of the preferred dividend paid by Bertelsmann, also reflects an improvement in operating results. Total paid in 2003 a higher dividend than in 2002, while the dividend paid by Suez remained the same as the previous year. Overall, the contribution from the four main holdings to operating earnings increased by SF33 million, which was partly offset by a decrease in corporate results from group holding companies.

In 2003, Pargesa recorded non-operating earnings of SF24 million, compared with a loss of SF301 million in 2002. The 2003 non-operating income reflects in particular Pargesa's share of the gain recorded by Bertelsmann on the sale of the specialty magazine group BertelsmannSpringer and on the sale of its interest in barnesandnoble.com, net of non-recurring charges. In 2002, the loss consisted primarily of Pargesa's share of an adjustment recorded by Bertelsmann in the carrying value of its interest in Zomba Music Group.

Bertelsmann was affected in 2003 by the weakness of the U.S. dollar against the Euro. This primarily affected Random House and BMG. The outset of a global economic recovery observed during the year differed greatly by geographic region. While the U.S. economy recovered appreciably, especially in the second half of the year, the Euro region was slow to follow suit, in Germany in particular, where the economy remained quite stagnant.

Pargesa Holding S.A. – Contribution to Operating Cash Earnings [1]

(in millions of Swiss francs, except per share amounts)	Flow-through cash earnings	
	2003	2002
Imerys	41.1	34.4
Bertelsmann	89.6	99.0
Total	71.9	65.4
Suez	38.4	37.7
Cash earnings from major holdings	241.0	236.5
Contribution from other participations	6.2	6.3
Operating results of holdings	(35.0)	(23.4)
Pargesa flow-through cash earnings	212.2	219.4
Cash earnings per share	126	130
Pargesa dividend per share [2]	92	86

[1] See definition above.
[2] Subject to approval by shareholders at the May 2004 Annual General Meeting.

Despite a difficult environment, operating EBITA increased 20 per cent over 2002 to €1,123 million ($1,777 million), while operating return on sales improved from 5.1 per cent to 6.7 per cent. Major contributors to this increase were RTL Group, Arvato and DirectGroup. Total revenues for the year declined 8.3 per cent to €16.8 billion ($26.6 billion). Adjusted for currency and portfolio impacts, the total group revenues remained quite stable as compared to 2002.

In addition, Bertelsmann recorded capital gains of €620 million ($981 million) in 2003, primarily on the disposal of BertelsmannSpringer, the specialist publishing group, and of its position in barnesandnoble.com and of the group's Eastern European newspaper businesses. The results of the year were also affected by restructuring charges recorded at BMG, primarily as a result of the integration of the Zomba Music Group acquired in 2002, and by a €234 million ($370 million) provision for a lawsuit from two former employees of AOL Germany against Bertelsmann. Bertelsmann has taken no reserve with respect to a legal action instituted against it in connection with Napster. Bertelsmann is of the view that the action is without merit. Net income was €154 million ($244 million) for the year, compared with €928 million ($1,376 million) in 2002, which included significant capital gains. Net financial debt was reduced from €2.7 billion ($4.5 billion) in 2002 to €0.8 billion ($1.3 billion) at the end of 2003.

Total performed well in 2003, benefiting from a 5 per cent increase in its production of oil and the impact of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf. This brought net operating earnings, excluding non-recurring items, to €7.3 billion ($11.5 billion), up 17 per cent from 2002, representing on the same basis a 23 per cent increase in earnings per share due to a substantial share buy-back program.

The results for 2003 were significantly affected by the fall of the U.S. dollar against the Euro, the currency used by Total to report its financial statements. Expressed in dollars for purposes of comparison with other major oil companies, net earnings per share, excluding non-recurring items, rose 47 per cent, one of the best performances in the industry. Net income for the year, including non-recurring items, amounted to €7.0 billion ($11.1 billion), up 18 per cent from 2002.

Suez posted revenues of €39.6 billion ($62.7 billion) almost unchanged compared with 2002, despite assets disposals. Ninety per cent of 2003 revenues were generated in Europe and in North America, 80 per cent of which came from Europe. Organic growth, on the basis of the constant exchange rate and group structure, was 6.1 per cent, driven by all business sectors.

EBITDA totalled €6.0 billion ($9.5 billion), a decrease of 17.1 per cent compared to 2002. On a constant exchange rate and group structure basis, EBITDA increased by 4.9 per cent. The energy sector contributed €4.0 billion ($6.3 billion), a decrease of 3 per cent; on a comparable basis, EBITDA from this sector increased by 8.3 per cent. The EBITDA from the environment sector increased 4.7 per cent on a comparable basis, but decreased substantially when taking into account the unfavourable foreign exchange fluctuations and the major disposals made in 2003, particularly Nalco, Northumbrian and Cespa.

The group's income was affected by the implementation of the 2003-2004 Action Plan, the principal objectives of which are the strengthening of its financial structure and the improvement in the return on capital. In addition to the disposals in the environment sector mentioned above, the group withdrew from the communications sector, disposed of several of its non-strategic assets and cancelled insufficiently profitable contracts. These steps reduced net debt from €26 billion ($43 billion) in 2002 to €15 billion ($24 billion) at year-end 2003 and to €13.9 billion ($22.6 billion) by the end of February 2004.

Despite highly adverse conditions, including a weaker dollar and rising energy costs, Imerys improved its main financial indicators in 2003. Net operating income grew for the twelfth consecutive year and the operating margin continued to rise, reaching 13.6 per

Pargesa Holding S.A.

December 31 (in millions) as reported by Pargesa		2003		2002
	SF	$[1]	SF	$[1]
Operating earnings	192	200	176	178
Goodwill amortization [2]	(8)	(9)	(8)	(9)
Non-operating earnings [3]	24	25	(301)	(304)
Net earnings	208	216	(133)	(135)

[1] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

[2] Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

[3] Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

cent as compared with 12.6 per cent in 2002. Financial debt was reduced further, from 78.8 per cent of shareholders' equity at the end of December 2002 to 69.9 per cent in 2003. This performance was driven by increasing sales after two difficult years, positive changes in the price/product mix ratio, the effect of ongoing programs to reduce production costs and lower net financial expenses.

In Pigments for Paper, global demand for printing and writing paper showed a modest recovery in 2003, but with strong geographical disparities. In Specialty Minerals, market demand also varied, improving in the construction and floor tile segments but sluggish in tableware and automobile markets. In Refractories, many end markets continued to perform poorly, particularly in metallurgy, and conditions were difficult for the Abrasives segment as well. For the Building Materials segment, the French terracotta tile market grew in 2003 with expanding renovation activities, while terracotta products continued to gain ground against concrete products.

Net income for Imerys was €160 million ($253 million), an increase of 12 per cent over 2002.

Looking to the Future

The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.

Breakdown of Net Earnings of Pargesa (flow-through basis) [1]

As of and for the years ended December 31 (in millions of Swiss francs)	Cumulative equity interest %	Pargesa's economic interest %	Contribution to Pargesa's earnings 2003	2002
Contribution from principal holdings				
• Equity accounted				
Imerys (industrial)	53.5	39.6	**118**	101
Bertelsmann (media and entertainment)	25.1	12.0	**(5)**	(14)
• Non-consolidated				
Total (energy)	3.6	1.7	**72**	65
Suez (energy, water, waste services)	7.2	3.5	**38**	38
			223	190
Other holdings			**3**	8
Operating earnings from holding companies			**(34)**	(22)
Operating earnings before goodwill amortization			**192**	176
Goodwill amortization [2]			**(8)**	(8)
Non-operating earnings			**24**	(301)
Net earnings in Swiss francs			**208**	(133)
Net earnings in Canadian dollars [3]			**217**	(135)

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments made by Power Financial to conform with Canadian GAAP.

[2] Goodwill amortization refers to goodwill amortization recorded by holding companies on their investments.

[3] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.



PARGESA

48.0%[1]

Groupe Bruxelles
Lambert

25.1%   3.6%   7.2%   26.4% 27.1%

Bertelsmann   Total   Suez   Imerys

Above percentages denote participating equity interest as of December 31, 2003.
[1] Pargesa held 50.3 per cent of the voting rights in GBL at December 31, 2003.

Distribution of Adjusted Net Asset Value of Pargesa

At December 31, 2003



Imerys
24%

Bertelsmann
19%

Suez
13%

Other Assets
Net
5%

Total
39%

See also table on page 41

POWER CORPORATION OF CANADA

Selected Annual Information

Selected annual information for the years ended December 31 (in millions of dollars, except per share amounts)	2003	2002	2001
Revenues	15,747	19,000	18,332
Operating earnings [1]			
in millions of dollars	812	703	646
per share – basic	3.52	3.07	2.87
Net earnings [2]			
in millions of dollars	1,268	645	618
per share – basic	5.57	2.81	2.74
per share – diluted	5.48	2.76	2.69
Consolidated assets	107,723	70,136	68,730
Consolidated assets and assets under administration [3]	244,096	174,632	182,641
Consolidated long-term debt	4,289	2,393	2,544
Shareholders' equity	6,042	5,387	4,692
Book value per share	24.81	21.76	19.38
Number of participating shares outstanding			
Participating Preferred Shares (millions)	24.4	24.4	24.4
Subordinate Voting Shares (millions)	196.9	197.7	196.7
Dividends per share (declared)			
Participating Shares	0.9375	0.79375	0.6750
First Preferred Shares			
1986 Series [4]	1.6398	1.4534	2.2041
Series A	1.4000	1.4000	1.4000
Series B	1.3375	1.3375	1.3375
Series C [5]	1.4500	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this report.

[2] Net earnings include other income in addition to operating earnings and, in 2001, direct and indirect goodwill amortization expense of $75 million or $0.34 per share (goodwill is no longer amortized since 2002) as well as the Corporation's share of specific items recorded by Lifeco for $128 million or $0.58 per share.

[3] Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, $36 billion in 2002 and $39 billion in 2001; the increase in 2003 includes the impact of the acquisition of Canada Life. Investors Group's mutual fund assets include those of Mackenzie Financial, which was acquired in 2001; mutual fund assets were $75 billion in 2003, $68 billion in 2002 and $75 billion in 2001.

[4] See Note 12 to the financial statements.

[5] Issued in December 2002.

Summary of Quarterly Results

Selected quarterly information (in millions of dollars, except per share amounts)	2003				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	4,873	4,562	21	6,291	4,950	4,273	4,996	4,798
Operating earnings								
in millions of dollars	174	220	201	217	171	196	172	164
per share – basic	0.75	0.95	0.87	0.95	0.75	0.86	0.75	0.71
Other income								
in millions of dollars	(7)		479	(16)		(1)	(42)	(15)
per share – basic	(0.03)		2.15	(0.07)		(0.01)	(0.19)	(0.06)
Net earnings								
in millions of dollars	167	220	680	201	171	195	130	149
per share – basic	0.72	0.95	3.02	0.88	0.75	0.85	0.56	0.65
per share – diluted	0.71	0.94	2.97	0.85	0.74	0.83	0.55	0.64

Earnings – fourth quarter of 2003

Operating earnings for the fourth quarter of 2003 were $217 million or $0.95 per share, compared with $164 million or $0.71 per share for the same period in 2002. The contribution from subsidiaries to operating earnings increased by 29 per cent, primarily as a result of an increase in the contribution from Power Financial. Other income was a charge of $15 million or $0.07 per share in the fourth quarter of 2003, compared with a charge of $16 million or $0.06 per share in the fourth quarter of 2002.

As a result, net earnings for the quarter were $201 million or $0.88 per share, compared with $149 million or $0.65 per share in the fourth quarter of 2002.

Financial Information

	Page
Financial Statements	49
Notes to Financial Statements	52
Auditors' Report	79
Five-year Financial Statistics	80

CONSOLIDATED BALANCE SHEETS   as at December 31 *(in millions of dollars)*

	2003	2002
ASSETS		
Cash and cash equivalents	4,159	3,001
Investments (Note 3)		
Shares	3,915	2,327
Bonds	54,208	33,766
Mortgages and other loans	15,616	8,399
Loans to policyholders	6,566	6,177
Real estate	1,597	1,270
	81,902	51,939
Funds withheld by ceding insurers	4,142	4,786
Investment in affiliates, at equity (Note 4)	1,574	1,584
Goodwill and intangible assets (Note 5)	10,339	5,206
Future income taxes (Note 6)	1,216	402
Other assets (Note 7)	4,391	3,218
	107,723	70,136
LIABILITIES		
Policy liabilities		
Actuarial liabilities (Note 8)	66,999	44,508
Other	4,499	3,788
Deposits and certificates	729	709
Funds held under reinsurance contracts (Note 14)	4,655	–
Long-term debt (Note 9)	4,289	2,393
Future income taxes (Note 6)	1,103	553
Other liabilities (Note 10)	8,936	5,237
	91,210	57,188
Non-controlling interests (Note 11)	10,471	7,561
SHAREHOLDERS' EQUITY		
Stated capital (Note 12)		
Non-participating shares	549	553
Participating shares	373	369
Retained earnings	5,093	4,126
Foreign currency translation adjustments	27	339
	6,042	5,387
	107,723	70,136

Approved by the Board of Directors

Director   Director

CONSOLIDATED STATEMENTS OF EARNINGS for the years ended December 31 *(in millions of dollars, except per share amounts)*

	2003	2002
Revenues		
Premium income	12,441	11,187
Bulk reinsurance – initial ceded premiums (Note 14)	(5,372)	–
	7,069	11,187
Net investment income	4,819	3,878
Fees and media income	3,859	3,935
	15,747	19,000
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder		
dividends and experience refunds (Note 14)	8,346	12,593
Commissions	1,376	1,199
Operating expenses	3,095	2,815
Interest expense (Note 9)	232	165
	13,049	16,772
	2,698	2,228
Share of earnings of affiliates (Note 4)	86	80
Other income, net (Note 15)	725	(86)
Earnings before income taxes and non-controlling interests	3,509	2,222
Income taxes (Note 6)	837	764
Non-controlling interests (Note 11)	1,404	813
Net earnings	1,268	645
Earnings per participating share (Note 18)		
Basic	5.57	2.81
Diluted	5.48	2.76

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS for the years ended December 31 *(in millions of dollars)*

	2003	2002
Retained earnings, beginning of year	4,126	3,700
Add		
Net earnings	1,268	645
	5,394	4,345
Deduct		
Dividends		
Non-participating shares	29	22
Participating shares	209	176
Premium on redemption of participating shares (Note 12)	57	–
Other	6	21
	301	219
Retained earnings, end of year	5,093	4,126

CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended December 31 *(in millions of dollars)*

	2003	2002
Operating activities		
Net earnings	**1,268**	645
Non-cash charges (credits)		
Increase in policy liabilities	**(4,259)**	954
Increase in funds withheld by ceding insurers	**644**	(309)
Increase in funds held under reinsurance contracts	**4,655**	
Amortization and depreciation	**142**	131
Future income taxes (recovery)	**(96)**	112
Non-controlling interests	**1,404**	813
Dilution gain	**(894)**	–
Other	**(1,148)**	(496)
Change in non-cash working capital items	**908**	(64)
Cash from operating activities	**2,624**	1,786
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(459)**	(355)
Non-participating shares	**(29)**	(20)
Participating shares	**(208)**	(176)
	(696)	(551)
Issue of subordinate voting shares	**6**	9
Issue of non-participating shares	**–**	150
Repurchase of participating shares for cancellation	**(59)**	–
Repurchase of non-participating shares for cancellation	**(4)**	(4)
Issue of Great-West Life Capital Trust securities	**–**	350
Issue of common shares by subsidiaries	**150**	29
Issue of preferred shares by subsidiaries	**350**	300
Repurchase of preferred shares by subsidiaries	**(252)**	(350)
Repurchase of common shares by subsidiaries	**(158)**	(173)
Net proceeds from bankers' acceptances	**–**	(497)
Repayment of commercial paper and other loans	**(46)**	(60)
Issue of long-term debt	**1,757**	175
Repayment of long-term debt	**(403)**	(236)
Other	**91**	86
	736	(772)
Investment activities		
Bond sales and maturities	**41,425**	21,498
Mortgage loan repayments	**1,890**	1,695
Sale of shares	**1,262**	546
Proceeds from securitizations	**127**	217
Change in loans to policyholders	**(626)**	(4)
Change in repurchase agreements	**93**	108
Acquisition of Canada Life Financial Corporation (Note 2)	**(1,826)**	–
Investment in bonds	**(42,340)**	(22,672)
Investment in mortgage loans	**(1,935)**	(1,270)
Investment in shares	**(669)**	(791)
Other	**397**	70
	(2,202)	(603)
Increase in cash and cash equivalents	**1,158**	411
Cash and cash equivalents, beginning of year	**3,001**	2,590
Cash and cash equivalents, end of year	**4,159**	3,001
Supplemental cash flow information		
Income taxes paid	**597**	651
Interest paid on long-term debt	**202**	156

Notes to Consolidated Financial Statements

Note 1. *Summary of significant accounting policies*

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: Power Financial Corporation (Power Financial) (interest of 67.1%, 2002 – 67.4%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation (PTIC) (interest of 100%). Power Financial holds Great-West Lifeco Inc. (Lifeco) (direct interest of 70.4%, 2002 – 78.5%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West), which in turn holds 100% of the common shares of Canada Life Financial Corporation (Canada Life) and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life) and Investors Group Inc. (Investors Group) (direct interest of 56.0%, 2002 – 56.1%), which holds 100% of the common shares of Mackenzie Financial Corporation (Mackenzie). Investors Group holds 4.2% (2002 – 4.4%) of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of Investors Group.

The Corporation accounts for its investments in its affiliates using the equity method.

Revenue recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from investment management services.

Media revenues are recognized as follows: newspaper sales are recognized at the time of delivery, advertising sales are recognized at the time the advertisement is published.

Management and certain administration fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade basis.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

Investments

Investments, other than those held by Lifeco are accounted for as follows:

Investments in shares are carried at cost; where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows:

Investments in shares are carried at cost plus a moving average market value adjustment of $36 million (2002 – $28 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $103 million (2002 – $82 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisals and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Note 1. *Summary of significant accounting policies* (continued)

Effective July 1, 2002, Lifeco has implemented revised Office of the Superintendent of Financial Institutions Canada rates used to calculate the moving average market value adjustment for shares and real estate. The rate used to adjust shares towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and did not have a material effect on the financial statements of the Corporation.

Net investment income includes the amortization of net deferred realized gains on portfolio investments sold and net unrealized gains on shares and real estate investment of $328 million (2002 – $220 million).

Securitizations
Investors Group periodically transfers mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of Investors Group's retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so Investors Group estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. Investors Group continues to service the loans transferred. As a result, a servicing liability is also recognized and amortized over the servicing period as servicing fees.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of earnings. The retained interests in the securitized loans are recorded in other assets, and the servicing liability is recorded in other liabilities on the consolidated balance sheet.

Deferred selling commissions
Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

Goodwill and intangible assets
Effective January 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually in addition to a transitional test upon adoption. No impairment loss resulted from the transitional or annual impairment testing.

Stock-based compensation plans
Effective January 1, 2002, the Corporation adopted the recommendations of CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees, as well as direct awards of stock and stock appreciation rights to employees, must be accounted for using a fair value-based method of accounting. This standard does not require the use of the fair value-based method to account for all other stock-based transactions with employees. The Corporation has chosen to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro forma net income and pro forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Although the Corporation did not grant stock options during the year, stock options were granted by subsidiaries. Had the fair value-based accounting method been applied to stock options granted in the year, net earnings would have been reduced by approximately $4 million (2002 – $1 million) and earnings per participating share would have been reduced by approximately $0.02 (2002 – $0.01).

Repurchase agreements
Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

Notes to Consolidated Financial Statements

Note 1. *Summary of significant accounting policies* (continued)

Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to utilize derivative financial instruments for speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to assets under management. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is immediately recognized in income.

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments, without the exchange of interest, the notional principal amount on which payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used in conjunction with interest rate swaps to effectively convert convertible fixed rate bonds to non-convertible variable rate bonds as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the original hedged item.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge the translation of its foreign revenues and the foreign exchange exposure of certain investments as well as a portion of both operating results and net investment in its foreign operations. The realized gains and losses on contracts related to revenues are recognized in net investment income as the contracts are settled. Realized gains, net of tax, were $73 million in 2003 ($13 million in 2002). The realized and unrealized gains and losses on contracts related to net investment in foreign operations are deferred in the shareholders' equity section of the consolidated balance sheet.

Equity index swaps are used to hedge certain product liabilities that are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income.

The Corporation also enters into equity index swaps to offset changes that affect fee income earned on its mutual fund assets under management. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its equity swap agreements as hedges of the anticipated revenue stream and accounts for them on the accrual basis. Management fee income is adjusted to include the payments made or received under the equity index swaps.

The Corporation also manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in net investment income and other on a basis consistent with the related securities.

The Corporation acts as a counterparty to forward contracts used in trading activities. As at December 31, 2002, the Corporation had equity-linked forward contracts outstanding with a notional amount of $1,618 million, expiring January 9, 2003. Unrealized gains and losses on these contracts have been reported on a net basis in the Corporation's consolidated financial statements since the Corporation has both the legal right and intent to settle these amounts simultaneously with the related on-balance sheet asset or liability. The credit risk exposure arising from these forward contracts is eliminated by the ability of the Corporation to settle on a net basis.

Notes to Consolidated Financial Statements

Note 1. *Summary of significant accounting policies* (continued)

Foreign currency translation
All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto, which are deferred in the shareholders' equity section of the consolidated balance sheet.

Pension plans and other post-retirement benefits
The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets which are valued at fair value, and the amortization of actuarial gains or losses over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

Costs associated with exit and disposal activities
In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See Note 16 for the impact of this standard on the financial statements of the Corporation.

Loans to policyholders
Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

Funds withheld by ceding insurers/funds held under reinsurance contracts
Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited to Lifeco by the ceding insurer.

Future accounting changes

Stock-based compensation and other stock-based payments
Effective January 1, 2004, CICA Handbook Section – 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees. On January 1, 2004, the Corporation will adopt the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

Hedging relationships
Accounting Guideline 13 – Hedging Relations (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheet, and changes in fair value will be recorded in the consolidated statement of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004, and has determined that the impact of adopting the new recommendation will not be material.

Comparative figures
Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Notes to Consolidated Financial Statements

Note 2. *Acquisition of Canada Life Financial Corporation*

On July 10, 2003, Lifeco acquired all of the outstanding common shares of Canada Life, the parent company of The Canada Life Assurance Company, that were not already beneficially owned by Lifeco at a price of $44.50 per Canada Life common share, representing an aggregate transaction value of $7.2 billion, including transaction costs.

The acquisition was completed by Lifeco issuing 55,958,505 common shares at a price of $37.556 per common share, which represents the weighted-average trading price of Lifeco common shares of the last five trading days prior to February 17, 2003, the effective date of the transaction agreement, 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E, and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share and $4.219 billion in cash. The 607,712 common shares of Canada Life that were beneficially owned by Lifeco had a carrying value of $21 million as at the date of the acquisition.

Vested stock options on 2,766,834 Canada Life common shares outstanding at acquisition were exchanged for an equivalent value of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each Canada Life common share. These options immediately vested and had an expiry date of August 25, 2003, and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the Bank) pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco, Great-West, or one or more of its subsidiaries. The credit facility originally provided a one-year bank facility of up to $1,400 million, and also up to $600 million of five-year term financing. The five-year term financing is syndicated to a group of international financial institutions. The outstanding loan balances under these facilities on December 31, 2003, were $0 and $596 million, respectively.

Immediately after the acquisition, Lifeco transferred its ownership of Canada Life common shares to Great-West, at cost.

Notes to Consolidated Financial Statements

Note 2. *Acquisition of Canada Life Financial Corporation* (continued)

The preliminary allocation of the purchase price is summarized as follows:

	Millions		
	Participating Account	Shareholders' Account	Total
	$	$	$
Value of assets acquired:			
Cash and certificates of deposit	251	2,142	2,393
Bonds	4,031	18,578	22,609
Mortgage loans	1,042	6,358	7,400
Stocks	694	757	1,451
Real estate	157	812	969
Loans to policyholders	716	339	1,055
Other invested assets	9	458	467
Intangible assets	–	870	870
Other assets	121	1,550	1,671
	7,021	31,864	38,885
	$	$	$
Value of liabilities assumed:			
Policy liabilities	6,588	24,979	31,567
Commercial paper and other loans	–	594	594
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,653	1,672
Non-controlling interests	–	492	492
Participating policyholder surplus	43	–	43
Preferred shares	–	162	162
	7,021	28,796	35,817
Fair value of net assets acquired	–	3,068	3,068

	$
Total purchase consideration:	
Cash	4,219
Lifeco common shares	2,102
Lifeco 4.80% Preferred Shares, Series E	597
Lifeco 5.90% Preferred Shares, Series F	199
Fair value of Lifeco options exchanged for Canada Life options	10
Value of Canada Life common shares already owned	21
Transaction and related costs, net of income taxes	23
	7,171
Goodwill on acquisition	4,103

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The acquired intangible assets include customer contract related intangible assets that are subject to amortization, and brands and customer contract related intangible assets that are not subject to amortization (see Note 7). Included in other liabilities assumed are accruals for Canada Life costs of $412 million related to planned exit and consolidation activities involving operations and systems, compensation costs and facilities (see Note 16).

Results of Canada Life are included in the Consolidated Statement of Earnings from the date of acquisition.

Notes to Consolidated Financial Statements

Note 3. *Investments*

	Carrying value			Estimated market value
	Held by Lifeco	Held by the Corporation and other subsidiaries	Total	
			Millions	
	$	$	$	$
December 31, 2003				
Shares	2,961	954	3,915	4,103
Bonds	54,208	–	54,208	55,695
Mortgages and other loans	15,088	528	15,616	16,186
Loans to policyholders	6,566	–	6,566	6,566
Real estate	1,594	3	1,597	1,769
	80,417	1,485	81,902	84,319
	$	$	$	$
December 31, 2002				
Shares	1,348	979	2,327	2,226
Bonds	33,764	2	33,766	35,335
Mortgages and other loans	7,850	549	8,399	8,903
Loans to policyholders	6,177		6,177	6,177
Real estate	1,267	3	1,270	1,484
	50,406	1,533	51,939	54,125

Term to maturity and interest rate range of bonds and mortgage loans (before allowance for credit losses)

December 31, 2003	1 year or less	1-5 years	Over 5 years	Total	Effective interest rate ranges
			Millions		
	$	$	$	$	%
Bonds	5,767	13,358	35,231	54,356	0.6-19.9
Mortgage loans	468	5,684	9,529	15,681	3.6-13.8
December 31, 2002					
	$	$	$	$	%
Bonds	3,663	8,818	21,358	33,839	1.2-14.5
Mortgage loans	399	4,735	3,380	8,514	3.7-14.0

Notes to Consolidated Financial Statements

Note 3. *Investments* (continued)

Changes in the allowance for credit losses:

	Millions	
	2003	2002
	$	$
Balance, beginning of year	188	167
Acquisition of Canada Life	111	–
Increase (decrease) in provision for credit losses	(4)	35
Write-offs	(55)	(25)
Other	(27)	11
Balance, end of year	213	188

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $112 million (2002 – $183 million).

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $22 million (2002 – $25 million).

Included in investments are the following:

Impaired loans:

	Millions	
	2003	2002
	$	$
Bonds	223	125
Mortgage loans	12	13
Foreclosed real estate	1	3
	236	141

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Securitizations

Investors Group securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

	Millions			
	2003			2002
	Principal amount securitized	Net gain	Principal amount securitized	Net gain
	$	$	$	$
Residential mortgages	122	1	131	2
NHA-insured mortgages	6		58	
Personal investment loans			32	2

Notes to Consolidated Financial Statements

Note 3. *Investments* (continued)

Investors Group's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits and mortgage-backed securities holders (the "Purchasers"). The Purchasers do not have recourse to Investors Group's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2003 and 2002 were as follows:

2003	Residential Mortgages	NHA-Insured Mortgages
Weighted-average		
Remaining service life (in years)	2.4	5.0
Interest rate	5.25%	4.93%
Coupon rate of securities issued	4.29%	4.32%
Prepayment rate	15.00%	_[1]
Discount rate	5.15%	4.60%
Servicing fees	0.25%	0.15%
Expected credit losses	0.05%	–

[1] NHA-insured mortgages securitized by Investors Group had no prepayment privileges.

2002	Residential Mortgages	NHA-Insured Mortgages	Personal Loans
Weighted-average			
Remaining service life (in years)	2.0	5.6	n/a
Interest rate	5.61%	5.82%	Prime +1%
Coupon rate of securities issued	4.43%	4.92%	2.24%
Prepayment rate	15.00%	6.00%	10.00%
Discount rate	5.33%	5.16%	9.04%
Servicing fees	0.25%	0.21%	0.15%
Expected credit losses	0.05%	–	0.15%

At December 31, 2003, the current fair value of retained interests was $13 million (2002 – $15 million). The sensitivity to immediate 10% and 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported by Investors Group, the securitized loans serviced by Investors Group, as well as cash flows related to securitization arrangements are as follows:

	Millions	
	2003	2002
	$	$
Mortgages	981	1,153
Personal loans	216	236
	1,197	1,389
Less: Securitized loans serviced	669	840
Total on-balance sheet loans	528	549
Proceeds from new securitizations	127	217
Cash flows received on retained interests	6	4

Notes to Consolidated Financial Statements

Note 4. *Investment in affiliates, at equity* (a)

	Millions	
	2003	2002
	$	$
Carrying value, January 1	**1,584**	1,428
Investment	**–**	4
Share of operating earnings	**86**	80
Share of non-operating earnings	**(3)**	(87)
Foreign currency translation adjustments	**(51)**	210
Dividends	**(42)**	(36)
Other, net		(15)
Carrying value, December 31	**1,574**	1,584
Share of equity, December 31	**1,557**	1,566

(a) Composed principally of Power Financial's interest in Parjointco N.V., 50% held by Power Financial. At December 31, 2003, Parjointco N.V. held a voting interest of 61.4% (2002 – 61.4%) and an equity interest of 54.4% (2002 – 54.6%) in Pargesa Holding S.A.

Note 5. *Goodwill and intangible assets*

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

	Goodwill	Intangible assets	Total
Balance, beginning of year	3,748	1,458	5,206
Acquisition of Canada Life	4,103	870	4,973
Effect of repurchase of common shares by subsidiaries	152	–	152
Other	9	(1)	8
Balance, end of year	8,012	2,327	10,339

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. The intangible assets include, for the most part, indefinite life intangible assets ($1,983 million) that are not subject to amortization, as well as finite life intangible assets ($344 million) amortized over a period of 20 years.

Notes to Consolidated Financial Statements

Note 6. *Income taxes*

The following table reconciles the statutory and effective tax rates:

	2003	2002
	%	%
Combined basic Canadian federal and provincial tax rate	36.1	39.5
Non-taxable investment income	(3.4)	(3.7)
Earnings of affiliates	(0.8)	0.1
Lower effective tax rates on income not subject to tax in Canada	(1.8)	(2.2)
Dilution gain	(9.0)	–
Miscellaneous, including Large Corporation Tax	2.8	0.7
	23.9	34.4

	Millions	
	2003	2002
	$	$
Components of income tax expense are:		
Current income taxes	933	652
Future income taxes (recovery)	(96)	112
	837	764
Future income taxes consist of the following temporary differences:		
Policy liabilities		31
Loss carry forwards	257	–
Restructuring costs	20	41
Portfolio investments	407	209
Other future income tax assets	532	121
Future income tax assets	1,216	402
Deferred selling commissions	275	258
Policy liabilities	114	–
Intangible assets	242	216
Other future income tax liabilities	472	79
Future income tax liabilities	1,103	553

As at December 31, 2003, the Corporation has available non-capital tax loss carry forwards of approximately $892 million (the benefit of $749 million has been recognized in these financial statements), expiring at various dates to 2010. In addition, a subsidiary (Power Financial Corporation) has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million.

Note 7. *Other assets*

	Millions	
	2003	2002
	$	$
Dividends, interest and other receivables	1,801	1,067
Premiums in course of collection	448	305
Deferred selling commissions	764	727
Fixed assets, net of accumulated depreciation	576	464
Accrued pension asset (Note 17)	239	190
Other	563	465
	4,391	3,218

Notes to Consolidated Financial Statements

Note 8. *Actuarial liabilities and risk management*

(a) Nature of actuarial liabilities

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Corporation's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analysed and used to update the Corporation's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity

The Corporation uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data are also available and is useful where the Corporation has no experience with specific types of policies or its exposure is limited. The Corporation has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

(b) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(c) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Notes to Consolidated Financial Statements

Note 8. *Actuarial liabilities and risk management* (continued)

(d) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $7,329 million (2002 – $1,379 million).

(e) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

(f) Liquidity risk

Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

(g) Sensitivity of actuarial assumptions

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $43 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $153 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

Notes to Consolidated Financial Statements

Note 9. *Long-term debt*

	Millions	
	2003	2002
	$	$
Power Financial Corporation		
7.65% Debentures, due January 5, 2006 (i)	**150**	150
6.90% Debentures, due March 11, 2033	**250**	–
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	**175**	450
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	–
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	–
Lifeco		
First mortgages secured by real estate and limited recourse mortgages repaid in 2003	**–**	122
Five-year term facility at interest rates of: Canadian 90-day Bankers' Acceptance ($471 million); 90-day LIBOR rate ($125 million)	**596**	
Subordinated debentures due September 11, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**278**	
Series A subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**210**	
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	–
Series B 6.40% Debentures due December 11, 2028, unsecured	**101**	
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	–
7.25% Subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$175 million)	**226**	276
Other notes payable with interest of 8.0%	**12**	15
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750% due December 31, 2007 (effective rate of 8.9% at December 31, 2003) (ii)	**91**	80
	4,289	2,393

(i) These debentures were effectively converted into a Swiss-franc, denominated debt (SF127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

(ii) A subsidiary of the Corporation has granted a solidary and unlimited suretyship and a first rank mortgage on the universality of the assets of this subsidiary.

Interest expense on long-term debt amounted to $227 million (2002 – $155 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $16 million in 2004; $21 million in 2005; $351 million in 2006; $32 million in 2007; and $597 million in 2008.

Notes to Consolidated Financial Statements

Note 10. *Other liabilities*

	Millions	
	2003	2002
	$	$
Accounts payable, accrued liabilities and other	**4,679**	2,480
Net deferred gains on portfolio investments sold (i)	**2,237**	958
Income taxes payable	**701**	529
Accrued pension liability (Note 17)	**559**	468
Repurchase agreements	**503**	511
Commercial paper and other loans	**153**	199
Dividends and interest payable	**104**	92
	8,936	5,237

(i) The balance of net deferred gains on portfolio investments sold comprises the following:

	Millions	
	2003	2002
	$	$
Shares	**385**	361
Bonds	**1,568**	539
Mortgage loans	**126**	34
Real estate	**158**	24
	2,237	958

Note 11. *Non-controlling interests*

	Millions	
	2003	2002
	$	$
Non-controlling interests include:		
Participating policyholders	**1,582**	1,491
Preferred shareholders of subsidiaries	**3,105**	2,049
Trust units issued by Great-West Life Capital Trust	**466**	350
Common shareholders of subsidiaries	**5,318**	3,671
	10,471	7,561
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	**105**	10
Dividends to preferred shareholders of subsidiaries	**143**	119
Distributions on Great-West Life Capital Trust and Canada Life Capital Trust	**28**	1
Earnings attributable to common shareholders of subsidiaries	**1,128**	683
	1,404	813

Notes to Consolidated Financial Statements

Note 12. *Stated capital*

	Millions	
	2003	2002
	$	$
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series (i)		
Authorized – Unlimited number of shares		
Issued – 979,878 (2002 – 1,059,878) shares	**49**	53
Series A First Preferred Shares (ii)		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares (iii)		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares (iv)		
Authorized and issued – 6,000,000 shares	**150**	150
	549	553
Participating shares		
Participating Preferred Shares (v)		
Authorized – Unlimited number of shares		
Issued – 24,427,386 shares	**27**	27
Subordinate Voting Shares (vi) (vii) (viii)		
Authorized – Unlimited number of shares		
Issued – 196,929,950 (2002 – 197,704,052) shares	**346**	342
	373	369

(i) Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year. During the calendar year, 80,000 shares (2002 – 80,000 shares) were purchased for cancellation for $4 million (2002 – $4 million).

(ii) The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

(iii) The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

(iv) The 5.80% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.45 per share per annum. On and after December 6, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 6, 2008, $25.75 if redeemed thereafter and prior to December 6, 2009, $25.50 redeemed therafter and prior to December 6, 2010, $25.25 if redeemed thereafter and prior to December 6, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to but excluding the date of redemption.

Notes to Consolidated Financial Statements

Note 12. *Stated capital* (continued)

(v) Entitled to ten votes per share; entitled to a non-cumulative dividend of 1⅞¢ per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of 1⅞¢ per share on the subordinate voting shares.

(vi) Entitled to one vote per share.

(vii) On September 25, 2003, the Corporation filed notice of a Normal Course Issued Bid through the facilities of the Toronto Stock Exchange, which will permit it to purchase, between September 30, 2003, and September 29, 2004, up to 15,000,000 subordinate voting shares representing less than 10% of the public float of such shares. During the year, 1,325,200 subordinate voting shares were purchased for cancellation for a total expenditure of $59 million. The excess of the consideration paid over the stated value of the shares has been charged to retained earnings in the amount of $57 million.

(viii) During the year, 551,098 (1,022,600 in 2002) subordinate voting shares were issued under the Corporation's Executive Stock Option Plan for a consideration of $6 million ($9 million in 2002).

Notes to Consolidated Financial Statements

Note 13. *Stock-based compensation*

(i) The Corporation established a deferred share unit plan for the Directors of the Corporation, on October 1st, 2000. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees, entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2003, the value of deferred share units outstanding was $1.1 million ($0.5 million in 2002).

(ii) Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented, giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.2 million in 2003 ($0.2 million in 2002).

(iii) Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 9,904,052 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 25,000 options in 1999 which will become fully vested in 2004 and a grant of 100,000 options in 2000, which became fully vested at the date of the grant.

A summary of the status of the Corporation's stock option plan as at December 31, 2003, and December 31, 2002, and changes during the years ended on those dates is as follows:

	2003		2002	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
		$		$
Outstanding at beginning of year	9,187,100	22.09	10,215,450	20.78
Exercised	(551,098)	10.93	(1,022,600)	8.99
Forfeited			(5,750)	22.73
Outstanding at end of year	8,636,002	22.81	9,187,100	22.09
Options exercisable at end of year	8,015,665	21.87	7,614,788	19.99

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Options	Weighted-average remaining life	Weighted-average exercise price	Options	Weighted-average exercise price
$			$		$
9.15–12.00	2,828,492	1.6	10.35	2,828,492	10.35
12.00–16.00	240,000	2.8	14.23	240,000	14.23
20.00–24.00	1,510,350	6.3	22.73	1,510,350	22.73
24.00–28.00	1,675,810	4.3	27.36	1,650,810	27.39
32.00–35.33	2,381,350	7.3	35.31	1,786,013	35.31
	8,636,002	4.5	22.81	8,015,665	21.87

Notes to Consolidated Financial Statements

Note 14. *Reinsurance transaction*

During the third quarter of 2003, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long-term disability and group annuity business, on a co-insurance/funds withheld basis. The ceded premiums of $5,372 million associated with the transaction have been recorded on the

Consolidated Statement of Earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase in funds held under reinsurance contracts of the same amount.

Note 15. *Other income, net*

	Millions	
	2003	2002
	$	$
Share of Pargesa's non-operating earnings	(3)	(87)
Gain resulting from dilution of Power Financial Corporation's interest in Lifeco	894	
Restructuring costs (Note 16)	(31)	
Reversal of restructuring costs related to Mackenzie	25	–
Other	(160)	1
	725	(86)

Note 16. *Restructuring costs*

Following the acquisition of Canada Life on July 10, 2003, Lifeco developed a plan to restructure and exit selected operations of Canada Life. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $497 million are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and

facilities. The costs include approximately $412 million that was recognized as part of the purchase equation of Canada Life. Costs of approximately $85 million will be charged to income as incurred (see Note 1).

The following details the amount and status of restructuring and exit program costs:

	Expected future costs			Amount utilized in the period ended December 31, 2003			Balance at December 31, 2003		
	Accrued on acquisition	To be expensed as incurred	Total	Accrued on acquisition	Expensed as incurred	Total	Accrued on acquisition	To be expensed as incurred	Total
	$	$	$	$	$	$	$	$	$
Costs of eliminating duplicate systems	76	42	118	4	9	13	72	33	105
Costs of exiting and consolidating operations	51	20	71	11	17	28	40	3	43
Compensation costs	245	19	264	79	5	84	166	14	180
Costs of exiting and consolidating facilities	40	4	44	–	–	–	40	4	44
	412	85	497	94	31	125	318	54	372

Millions

Notes to Consolidated Financial Statements

Note 17. *Pension plans and other post-retirement benefits*

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

	Millions			
	2003		2002	
	Pension plans	Other benefits	Pension plans	Other benefits
	$	$	$	$
Fair value of plan assets				
Balance, beginning of year	**1,902**		2,085	
Employee contributions	**16**		13	
Employer contributions	**33**		25	
Benefits paid	**(132)**		(159)	
Actual return on plan assets	**346**		(60)	
Business acquisition	**1,171**		1	
Foreign exchange	**(44)**		(3)	
Balance, end of year	**3,292**		1,902	
Accrued benefit obligations				
Balance, beginning of year	**2,038**	**333**	1,948	340
Benefits paid	**(136)**	**(15)**	(165)	(11)
Current service cost	**68**	**13**	47	15
Employee contributions	**16**	**–**	13	
Interest cost	**167**	**28**	132	22
Actuarial (gain) loss	**93**	**120**	63	(32)
Business acquisition	**1,043**	**132**	1	
Foreign exchange	**(57)**	**(11)**	(1)	(1)
Balance, end of year	**3,232**	**600**	2,038	333
Funded status				
Fund surplus (deficit) (i)	**60**	**(600)**	(136)	(333)
Unamortized net actuarial (gains) losses	**102**	**118**	200	(9)
Accrued asset (liability) (ii)	**162**	**(482)**	64	(342)
Charge was determined as follows:				
Current service cost	**68**	**13**	47	15
Interest cost	**167**	**28**	132	22
Expected return on plan assets	**(179)**	**–**	(158)	
Amortization of net actuarial gains	**–**	**–**	(3)	
Amortization of net (asset) obligation at transition	**1**	**–**	(4)	
Valuation allowance	**–**	**–**	(8)	
	57	**41**	6	37
Significant weighted average actuarial assumptions				
Discount rate	**6.24%**	**6.31%**	6.69%	6.74%
Expected long-term rate of return on plan assets	**7.38%**		7.80%	
Rate of compensation increase	**4.45%**		4.94%	

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2003 by 7.2% to 11.0% in Canada and by 10.0% in the United States. It is assumed that these rates would gradually decrease to a level of 4.7% by 2009 in Canada and to a level of 5.25% by 2014 in the United States.

Notes to Consolidated Financial Statements

Note 17. *Pension plans and other post-retirement benefits* (continued)

(i) The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2003 amounted to $596 million (2002 – $1,930 million) and $492 million (2002 – $1,745 million), respectively.

(ii) The net accrued asset (liability) shown above is presented in these financial statements as follows:

	Millions					
	2003			2002		
	Pension plans	Other benefits	Total	Pension plans	Other benefits	Total
	$	**$**	**$**	$	$	$
Accrued pension asset	**239**		**239**	190		190
Accrued pension liability	**(77)**	**(482)**	**(559)**	(126)	(342)	(468)
Accrued asset (liability)	**162**	**(482)**	**(320)**	64	(342)	(278)

Note 18. *Earnings per share*

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	Millions	
For the years ended December 31	**2003**	2002
	$	$
Net earnings	**1,268**	645
Dividends on non-participating shares	**(29)**	(22)
Net earnings available to participating shareholders	**1,239**	623
Weighted number of participating shares outstanding (millions)		
– basic	**222.3**	221.9
Exercise of stock options	**8.6**	9.2
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.8)**	(5.3)
Weighted number of participating shares outstanding (millions) – diluted	**226.1**	225.8

Notes to Consolidated Financial Statements

Note 19. *Fair value of financial instruments*

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	Millions			
	2003		2002	
	Book value	Fair value	Book value	Fair value
	$	$	$	$
Assets				
Cash and cash equivalents	4,159	4,159	3,001	3,001
Investments (excluding real estate)	80,305	82,550	50,669	52,641
Other financial assets	6,391	6,391	6,158	6,158
Total financial assets	90,855	93,100	59,828	61,800
	$	$	$	$
Liabilities				
Policy liabilities	71,498	74,243	48,296	50,484
Deposits and certificates	729	738	709	718
Long-term debt	4,289	4,535	2,393	2,490
Other financial liabilities	10,795	10,795	3,811	3,811
Total financial liabilities	87,311	90,311	55,209	57,503

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used.

Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

Notes to Consolidated Financial Statements

Note 20.   *Off-balance sheet financial instruments*

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments, the notional amount of which is not recorded on the balance sheet. The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

	Millions					
	Notional Amount					Total
2003	1 year or less	1–5 years	Over 5 years	Total	Maximum credit risk	estimated fair value
	$	$	$	$	$	$
Interest rate contracts						
Interest rate swaps	674	1,175	312	2,161	30	(2)
Futures – long	468			468		1
Futures – short	334			334		(2)
Options written	56	64		120		(5)
Options purchased	409	406	718	1,533	56	
	1,941	1,645	1,030	4,616	86	(8)
Foreign exchange contracts						
Forward contracts	2,500	250		2,750	147	106
Currency options	258	129		387	1	1
Cross-currency swaps	107	906	971	1,984	170	131
	2,865	1,285	971	5,121	318	238
Market risk management						
Options purchased	15	48		63	1	1
Options written	18	60		78		(13)
Forward sales		17		17	1	
Equity contracts	431	28		459	67	67
	464	153		617	69	55
	5,270	3,083	2001	10,354	473	285

	Millions					
2002						
	$	$	$	$	$	$
Interest rate contracts						
Interest rate swaps	192	1,230	81	1,503	37	4
Options written		302		302		(6)
Options purchased	798	999		1,797		
	990	2,531	81	3,602	37	(2)
Foreign exchange contracts						
Forward contracts	1,402	1,098		2,500	5	(38)
Currency options	782			782	3	3
Cross-currency swaps	135	606	345	1,086	17	(112)
	2,319	1,704	345	4,368	25	(147)
Market risk management						
Options purchased	22	62		84	6	6
Options written	24	78		102		(10)
Forward sales		17		17	4	4
Equity contracts	173	125		298	61	56
	219	282		501	71	56
	3,528	4,517	426	8,471	133	(93)

Notes to Consolidated Financial Statements

Note 20. *Off-balance sheet financial instruments* (continued)

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Note 21. *Contingent liabilities*

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

At December 31, 2003, there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of settlement, estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class action proceeding in Ontario against Lifeco, Great-West, LIG and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Corporation.

Note 22. *The Event of September 11, 2001*

As part of its reinsurance business, Canada Life has special risk reinsurance contracts with other insurers and reinsurers on which it has incurred losses as a result of the event of September 11, 2001. In 2001, Canada Life set up a total provision of $131 million pre-tax ($85 million after tax) relating to these claims. Canada Life's remaining net provision is $83 million pre-tax as at December 31, 2003. The provision is recorded net of estimated reinsurance recoveries and catastrophe coverage.

Canada Life has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in order to collect all amounts owed by such parties. Based on the information that Canada Life has to date, Canada Life believes that it will succeed in enforcing its rights in respect of each of its reinsurance agreements.

London Reinsurance Group (LRG) results in 2001 included a charge of $82 million after tax ($73 million in the shareholders' account and $9 million in the participating policyholder account) relating to estimated claims provisions from the event of September 11, 2001. The payment of claims to the end of 2003 has not resulted in a change to those estimates, and no further charges have been recorded.

Notes to Consolidated Financial Statements

Note 23. *Commitments and guarantees*

(a) Disclosure of guarantees

The Corporation has adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payments is slight.

Other than the following, the Corporation has not provided any guarantees.

(b) Syndicated letters of credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on behalf of LRG, a subsidiary of London Life, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$1,100 million in letters of credit capacity. The facility has two tranches: One tranche, arranged in 2003 in the amount of US$730 million, is for a one-year term to November 23, 2004. The second tranche arranged in 2002 in the amount of US$370 million, has a three-year term expiring November 15, 2005. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued US$925 million in letters of credit

under the facility as at December 31, 2003. Subsequent to December 31, 2003, two transactions resulted in the reduction of total issued letters of credit under this facility to US$818 million as at January 5, 2004. LRG had issued US$1,079 million under a previous letter of credit facility at December 31, 2002. In addition, LRG has other bilateral letter of credit facilities totalling US$40 million (2002 – US$40 million). Bonds and debentures in the amount of C$4 million (2002 – C$11 million) have been pledged to support these letters of credit.

(c) Crown Life acquisition agreements

As part of the 1999 acquisition by Canada Life of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, Canada Life has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case Canada Life would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

(d) The Corporation has outstanding commitments of $254 million representing future capital contributions to private equity funds.

Notes to Consolidated Financial Statements

Note 24. *Segmented information*

The following strategic business units constitute the Corporation's reportable operating segments:

Lifeco offers in Canada, the United States and in Europe a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations. For reporting purposes, Lifeco combines its Canadian and European operations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V., holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, water, waste services and energy companies based in Europe.

The segment entitled "Other" is made up of corporate activities of the Corporation and of Power Financial, Gesca Ltée and Power Technology Investment Corporation. Other also includes consolidation adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

Information on profit measure			Millions		
December 31, 2003	Lifeco	Investors	Parjointco	Other	Total
Revenues	$	$	$	$	$
Premium income	7,069				7,069
Net investment income	4,529	160		130	4,819
Fees and media income	1,831	1,714		314	3,859
	13,429	1,874		444	15,747
Expenses					
Insurance claims	8,346				8,346
Commissions	919	475		(18)	1,376
Operating expenses	2,199	494		402	3,095
Interest expense	–	85		147	232
	11,464	1,054		531	13,049
	1,965	820		(87)	2,698
Share of earnings of affiliates			88	(2)	86
Other income – net	(31)	40	(3)	719	725
Earnings before income taxes and non-controlling interests	1,934	860	85	630	3,509
Income taxes	550	299		(12)	837
Non-controlling interests	795	349	28	232	1,404
Contribution to consolidated net earnings	589	212	57	410	1,268

Information on asset measure			Millions		
December 31, 2003	Lifeco	Investors	Parjointco	Other	Total
	$	$	$	$	$
Goodwill	5,636	2,316	–	60	8,012
Total assets	97,451	6,292	1,550	2,430	107,723
Assets under administration	61,699	74,674			136,373

Notes to Consolidated Financial Statements

Note 24. *Segmented information* (continued)

Information on profit measure   Millions

December 31, 2002	Lifeco	Investors	Parjointco	Other	Total
Revenues	$	$	$	$	$
Premium income	11,187				11,187
Net investment income	3,638	127		113	3,878
Fees and media income	1,807	1,813		315	3,935
	16,632	1,940		428	19,000
Expenses					
Insurance claims	12,593				12,593
Commissions	718	498		(17)	1,199
Operating expenses	1,895	535		385	2,815
Interest expense		79		86	165
	15,206	1,112		454	16,772
	1,426	828		(26)	2,228
Share of earnings of affiliates			80		80
Other income – net		2	(87)	(1)	(86)
Earnings before income taxes and non-controlling interests	1,426	830	(7)	(27)	2,222
Income taxes	430	318		16	764
Non-controlling interests	511	317	(2)	(13)	813
Contribution to consolidated net earnings	485	195	(5)	(30)	645

Information on asset measure   Millions

December 31, 2002	Lifeco	Investors	Parjointco	Other	Total
	$	$	$	$	$
Goodwill	1,383	2,305	–	60	3,748
Total assets	60,071	5,987	1,558	2,520	70,136
Assets under administration	36,048	68,448			104,496

Geographic information   Millions

December 31, 2003	Canada	United States	Europe	Total
	$	$	$	$
Revenues	13,018	2,729		15,747
Investment in affiliates, at equity	24		1,550	1,574
Goodwill and intangible assets	10,180	159		10,339
Total assets	75,927	30,246	1,550	107,723
Assets under administration	119,548	16,825		136,373

		Millions		
December 31, 2002	Canada	United States	Europe	Total
	$	$	$	$
Revenues	13,135	5,865		19,000
Investment in affiliate, at equity	26		1,558	1,584
Goodwill and intangible assets	5,140	66		5,206
Total assets	44,517	24,061	1,558	70,136
Assets under administration	86,952	17,544		104,496

Notes to Consolidated Financial Statements

Note 25. *Dispositions*

(a) On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company for proceeds of $83 million, resulting in an after-tax gain of $31 million.

(b) On December 16, 2002, Mackenzie disposed of an 85.7% owned subsidiary, Mackenzie Investment Management Inc., for net proceeds of $95 million, resulting in an after-tax gain of $2 million.

(c) On June 29, 2002, Gesca sold printing assets for an amount of $33 million, which resulted in an after-tax gain of $2 million.

(d) During 2003, London Life completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly owned subsidiary of London Life, which resulted in an after-tax gain of $35 million in the participating account and $17 million in the shareholders' account.

Note 26. *Subsequent events*

(a) On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premiums.

(b) On February 25, 2004, Investors Group announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i)

$1.95 in cash, or (ii) $0.975 in cash and 0.02973 of a common share of Investors Group for each IPC common share. Shareholders owning or controlling 54 per cent of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under administration and $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

Auditors' Report

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on

a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants

Montréal, Québec
April 2, 2004

Five-Year Financial Statistics December 31

Millions

	2003	2002	2001	2000	1999
	$	$	$	$	$
Consolidated balance sheets					
Cash and cash equivalents	4,159	3,001	2,590	2,024	1,905
Consolidated assets	107,723	70,136	68,730	60,632	57,908
Shareholders' equity	6,042	5,387	4,692	3,938	3,450
Consolidated assets and assets under administration	244,096	174,632	182,641	142,289	132,286
Consolidated statements of earnings					
Revenues					
Premium income	7,069	11,187	10,477	9,976	8,526
Net investment income	4,819	3,878	4,057	3,964	3,781
Fees and media income	3,859	3,935	3,798	2,938	2,413
	15,747	19,000	18,332	16,878	14,720
Expenses					
Paid or credited to policyholders	8,346	12,593	12,030	11,374	9,936
Commissions	1,376	1,199	1,176	1,035	911
Operating expenses	3,095	2,815	2,972	2,586	2,280
Special charges			204		
Interest expense	232	165	153	71	74
	13,049	16,772	16,535	15,066	13,201
Share of earnings of affiliate	86	80	33	44	46
Other income – net	725	(86)	191	209	207
Income taxes	837	764	662	755	547
Amortization of goodwill			149	71	65
Non-controlling interests	1,404	813	592	582	627
Net earnings	1,268	645	618	657	533
Per participating share	$	$	$	$	$
Operating earnings before amortization					
of goodwill and non-recurring items	3.52	3.07	2.87	2.50	1.92
Net earnings – before amortization of goodwill	5.57	2.81	3.08	3.12	2.52
Net earnings	5.57	2.81	2.74	2.93	2.36
Dividends	0.9375	0.79375	0.675	0.575	0.49
Book value at year-end	24.81	21.76	19.38	16.91	14.64
Market price (Subordinate Voting Shares)					
High	48.90	43.85	39.33	37.50	35.40
Low	35.20	32.55	29.50	19.10	21.70
Year-end	48.40	36.00	38.96	37.00	24.75

Quarterly Financial Information

	Total revenues	Net earnings	Earnings per share – basic	Earnings per share – diluted
	(in millions of dollars)		(in dollars)	
2003				
First quarter	4,873	167	0.72	0.71
Second quarter	4,562	220	0.95	0.94
Third quarter	21	680	3.02	2.97
Fourth quarter	6,291	201	0.88	0.85
2002				
First quarter	4,950	171	0.75	0.74
Second quarter	4,273	195	0.85	0.84
Third quarter	4,996	130	0.56	0.55
Fourth quarter	4,798	149	0.65	0.63

OFFICERS

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer

André Desmarais, O.C.
President and Co-Chief Executive Officer

Michel Plessis-Bélair, FCA
Vice-Chairman
and Chief Financial Officer

John A. Rae
Executive Vice-President,
Office of the Chairman
of the Executive Committee

Arnaud Vial
Senior Vice-President, Finance

Edward Johnson
Vice-President, General Counsel
and Secretary

Peter Kruyt
Vice-President

Gérard Veilleux
Vice-President

Denis Le Vasseur, C.A.
Controller

Pierre-Elliott Levasseur
Treasurer

Jeannine Robitaille
Assistant Secretary

BOARD OF DIRECTORS

Laurent Dassault
Managing Director, Dassault Investissements

André Desmarais, O.C. [1]
President and Co-Chief Executive Officer of
the Corporation and Deputy Chairman,
Power Financial Corporation

The Honourable Paul Desmarais, P.C., C.C. [1]
Chairman of the Executive Committee of
the Corporation

Paul Desmarais, Jr. [1]
Chairman and Co-Chief Executive Officer of
the Corporation and Chairman,
Power Financial Corporation

Michel François-Poncet
Vice-Chairman, BNP Paribas

Anthony R. Graham [1]
President, Wittington Investments, Limited

Robert Gratton
President and Chief Executive Officer,
Power Financial Corporation

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

The Right Honourable
Donald F. Mazankowski, P.C., O.C. [1][2][3]
Company Director

Jerry E.A. Nickerson [1][3]
Chairman of the Board,
H.B. Nickerson & Sons Limited

James R. Nininger, Ph.D. [2][3]
Company Director

Robert Parizeau [2]
Chairman, Aon Parizeau Inc.

Michel Plessis-Bélair, FCA
Vice-Chairman and Chief Financial Officer
of the Corporation and Executive Vice-President and
Chief Financial Officer, Power Financial Corporation

John A. Rae
Executive Vice-President, Office of the Chairman of
the Executive Committee of the Corporation

Amaury-Daniel de Seze [2]
Chairman and Chief Executive Officer,
P.A.I. partners

Emőke J.E. Szathmáry, C.M., Ph.D. [2]
President and Vice-Chancellor,
University of Manitoba

DIRECTORS EMERITUS

James W. Burns, O.C.

The Honourable P. Michael Pitfield, P.C., Q.C.



Transfer Agent and Registrar
Computershare Trust Company of Canada
1-800-564-6253

8th Floor, 151 Front Street West
Toronto, Ontario, Canada M5J 2N1
(416) 981-9633

1500 University Street
Suite 700
Montréal, Québec, Canada H3A 3S8
(514) 982-7555

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9
(604) 661-0222

Corporate Information
Additional copies of this annual report as well as copies of the annual reports
of Power Financial Corporation, Great-West Lifeco Inc., The Great-West Life
Assurance Company, London Life Insurance Company, Canada Life Financial
Corporation, The Canada Life Assurance Company, Investors Group Inc. and
Pargesa Holding S.A. are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec
Canada H2Y 2J3
or
Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba
Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of
address and share certificates should contact the Transfer Agent.

Stock Listings
Shares of Power Corporation of Canada are listed on the Toronto Stock
Exchange, under the following listings:
Subordinate Voting Shares: POW
Participating Preferred Shares: POW. PR.E
First Preferred Shares 1986 Series: POW. PR.F
First Preferred Shares, Series A: POW. PR.A
First Preferred Shares, Series B: POW. PR.B
First Preferred Shares, Series C: POW. PR.C



Power Corporation has been designated "A Caring Company" by Imagine, a national program
to promote corporate and public giving, volunteering and support in the community.

Web site
Visit our Web site at: www.powercorporation.com

POWER CORPORATION OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Participating Preferred Shares and Subordinate Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER CORPORATION OF CANADA (the "Corporation") will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Wednesday, May 12, 2004, at 11:00 a.m., local time, for the following purposes:

(1) to elect directors;

(2) to appoint auditors;

(3) to receive the consolidated financial statements for the year ended December 31, 2003, and the auditors' report thereon;

(4) to consider a resolution confirming certain amendments to By-Law No. 1 of the Corporation;

(5) to consider shareholder proposals attached as Schedule "B" to the Management Proxy Circular; and

(6) to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
April 2, 2004

Edward Johnson
Vice-President, General Counsel
and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Power Corporation du Canada
751, square Victoria
Montréal (Québec)
Canada H2Y 2J3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Corporation of Canada ("Power" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 12, 2004 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

Name in full	Abbreviation
Power Financial Corporation	PFC
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors

Appointment of Proxy

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th Floor, 100 University Avenue,Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

Revocation of Proxy

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting Shares and Principal Holders Thereof

On April 2, 2004, there were outstanding 24,427,386 Participating Preferred Shares and 197,446,250 Subordinate Voting Shares of the Corporation. The Participating Preferred Shares and the Subordinate Voting Shares are herein sometimes collectively referred to as the "Voting Shares".

Each holder of Participating Preferred Shares is entitled to 10 votes and each holder of Subordinate Voting Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 26, 2004 (the "Record Date"). The Subordinate Voting Shares represent 44.7 per cent of the aggregate voting rights attached to the Corporation's outstanding voting securities. The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2005 is January 3, 2005.

The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Participating Preferred Shares of the Corporation.

To the knowledge of the Directors and officers of the Corporation, on April 2, 2004, the Honourable Paul Desmarais, the Chairman of the Executive Committee, exercised, directly and through Gelco Entreprises Ltd. ("Gelco"), Pansolo Holding Inc. ("Pansolo"), 3439496 Canada Inc. ("3439496"), Ansopolo Investments Corporation ("Ansopolo"), Ramezay Investments Corporation ("Ramezay"), 3876357 Canada Inc. ("3876357"), 3739066 Canada Inc. ("3739066") and 3739074 Canada Inc. ("3739074") control or direction over 24,301,696 Participating Preferred Shares and 42,686,721 Subordinate Voting Shares in the aggregate, representing 99.5 per cent and 21.6 per cent, respectively, of the outstanding shares of such classes and 64.7 per cent of the votes attached to the outstanding Voting Shares of the Corporation. To the knowledge of the Directors and officers of the Corporation, Gelco was the owner of 24,117,850 Participating Preferred Shares, Pansolo was the owner of 14,343,040 Subordinate Voting Shares and 183,846 Participating Preferred Shares, 3439496 was the owner of 2,000,000 Subordinate Voting Shares, Ansopolo was the owner of 3,000,000 Subordinate Voting Shares, Ramezay was the owner of 3,000,000 Subordinate Voting Shares, 3876357 was the owner of 20,343,060 Subordinate Voting Shares, 3739066 was the owner of 498 Subordinate Voting Shares and 3739074 was the owner of 143 Subordinate Voting Shares representing, respectively, 98.7 per cent, 7.3 per cent, 0.7 per cent, 1.0 per cent, 1.5 per cent, 1.5 per cent, 10.3 per cent, less than 1.0 per cent, and less than 1.0 per cent of the outstanding shares of such classes. To the knowledge of the Directors and officers of the Corporation, Gelco, Pansolo, 3439496, Ansopolo, Ramezay, 3876357, 3739066 and 3739074 were all controlled by Mr. Desmarais. To the knowledge of the Directors and officers of the Corporation, no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

Election of Directors

The Board of Directors of the Corporation consists of not less than 9 and not more than 28 members as determined from time to time by the Board of Directors, such number presently being fixed at 15. The 15 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election, in his or her stead, of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each director currently in office expires at the close of the Meeting. Each director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)	
Laurent Dassault (Paris, France)	May 1997	26,431	Subordinate Voting Shares of the Corporation
Mr. Dassault is Managing Director of Dassault Investissements, an investment and financing corporation based in Paris, France. He was previously Managing Director of Banque parisienne internationale. Mr. Dassault is Chairman of Midway Aircraft Corporation in the U.S., and of Dassault Falcon Jet do Brazil, and a Director of a broad range of companies in France and elsewhere, including Industrial Procurement Services (U.S.), Banque de Gestion Edmond de Rothschild (Luxemburg) and Chenfeng Machinery (Taiwan).			
André Desmarais, O.C. (b) (Québec, Canada)	May 1988	149,002	Subordinate Voting Shares of the Corporation
Mr. Desmarais is President and Co-Chief Executive Officer of the Corporation and Deputy Chairman of PFC. Prior to joining the Corporation in 1981, he was Special Assistant to the Minister of Justice of Canada and an investment counsellor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco and its major subsidiaries, and Investors. He is also a Director of Pargesa Holding S.A., Groupe Bruxelles Lambert and Bertelsmann AG in Europe, and of CITIC Pacific Ltd in Asia, in which Power holds a minority interest. He is also a Director of Bombardier Inc. Mr. Desmarais served as Chairman of the Canada China Business Council from 1992 to 2002 and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.		21,600 51,659 4,231 4,281 5,929 6,937	Common Shares of PFC Common Shares of Lifeco Deferred Share Units of the Corporation Deferred Share Units of PFC Deferred Share Units of Lifeco Deferred Share Units of Investors

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)	
The Honourable Paul Desmarais, P.C., C.C. (b) (Québec, Canada)	May 1968		See "Voting Shares and Principal Holders Thereof" on page 2
Mr. Desmarais is Chairman of the Executive Committee of the Corporation. He acquired control of the Corporation in 1968. He is Chairman of the Board and Managing Director of Pargesa Holding S.A., an international investment and management group, and holds directorships in several Power group companies in Canada and Europe, including PFC, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a member of the International Advisory Board of Barrick Gold Corporation and of Telegraph Group Limited (U.K.). He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).		43,659	Common Shares of Lifeco
		233,919,648	Common Shares of PFC through the Corporation
		154	Common Shares of PFC through 3739074
		273,116,456	Common Shares of Lifeco through PFC
		14,343,784	Common Shares of Lifeco through 3411893 Canada Inc.
		26,978,792	Common Shares of Lifeco through 3439453 Canada Inc.
		18,893,694	Common Shares of Lifeco through Investors
		142,400,080	Common Shares of Investors through PFC
		5,532,000	Common Shares of Investors through 3411893 Canada Inc.
		9,200,000	Common Shares of Investors through The Great-West Life Assurance Company
		2,838	Deferred Share Units of the Corporation
		681	Deferred Share Units of PFC
Paul Desmarais, Jr. (b) (Québec, Canada)	May 1988	17,702	Subordinate Voting Shares of the Corporation
Mr. Desmarais is Chairman and Co-Chief Executive Officer of the Corporation and Chairman of the Board of PFC. Prior to joining the Corporation in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He is a Director of PFC. He is a Director and Member of the Executive Committee of many Power group companies in North America, including Lifeco and its major subsidiaries, and Investors. He is also Vice-Chairman of the Board, Managing Director and Director of Pargesa Holding S.A., Vice-Chairman of the Supervisory Board, Member of the Strategic Committee and Member of the Compensation Committee of Imerys S.A. and is a Director of other group companies in Europe. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales, in Montréal, and Chair of the Governor General's Canadian Leadership Conference 2004. He is involved in charitable and community activities in Montréal.		43,659	Common Shares of Lifeco
		30,000	Common Shares of Investors
		2,383	Deferred Share Units of the Corporation
		2,348	Deferred Share Units of PFC
		3,525	Deferred Share Units of Investors

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)	
Michel François-Poncet (Paris, France)	Nov. 1986	1,431	Subordinate Voting Shares of the Corporation
Mr. François-Poncet is Vice-Chairman of the Board of BNP Paribas, a major Paris-based international bank and Chairman of the Board of BNP Paribas Suisse S.A. He has been associated for more than 40 years in various senior positions with, and became Chairman of, Paribas, merged with BNP (Banque Nationale de Paris since 2000). Mr. François-Poncet is Vice-Chairman of the Board of Pargesa Holding S.A. (Switzerland), and a Director of numerous European companies, including FINAXA, Schneider Electric S.A., LVMH, Vittoria Assicurazioni (Italy), Erbé (Belgium) and Compagnie Monégasque de Banque (Monaco). He is also Vice-Chairman of l'Institut Français des Relations Internationales and Member of the International Advisory Council of the China Development Bank (People's Republic of China).			
Anthony R. Graham (b) (Ontario, Canada)	May 2001	10,000	Subordinate Voting Shares of the Corporation
Mr. Graham is President of Wittington Investments, Limited, the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington Investments he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is a Director of several companies, including PFC and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo inc. and Graymont Limited. He is a Governor of the Art Gallery of Ontario and former Chairman of the Shaw Festival.		10,000 992 903	Common Shares of PFC Deferred Share Units of the Corporation Deferred Share Units of PFC

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)	

Robert Gratton (Québec, Canada)

July 1989

15,318	Subordinate Voting Shares of the Corporation
5,590,000	Common Shares of PFC
332,496	Common Shares of Lifeco
75,000	Common Shares of Investors
3,423	Deferred Share Units of the Corporation
3,659	Deferred Share Units of PFC
15,584	Deferred Share Units of Lifeco
21,282	Deferred Share Units of Investors

Mr. Gratton has been President and Chief Executive Officer of PFC since April 1990. Before joining PFC as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of PFC. He is Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, The Canada Life Assurance Company, Investors and Mackenzie Inc. He is also a Director of Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.

The Right Honourable Donald F. Mazankowski, P.C., O.C. (a)(b)(c) (Alberta, Canada)

May 1996

1,000	Subordinate Voting Shares of the Corporation
2,000	Common Shares of PFC
1,500	Common Shares of Lifeco
1,000	Common Shares of Investors
866	Deferred Share Units of the Corporation
1,895	Deferred Share Units of PFC
999	Deferred Share Units of Lifeco
2,153	Deferred Share Units of Investors

Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. Since his retirement from public life in 1993, he has been named a Director of several Power group companies in Canada, including PFC, Lifeco and its major Canadian subsidiaries, and Investors. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhauser Company, IMC Global Inc., Canadian Oil Sands Trust and Yellow Pages Group.

Jerry E.A. Nickerson (b)(c) (Nova Scotia, Canada)

May 1999

5,479	Subordinate Voting Shares of the Corporation
5,100	Common Shares of PFC
2,000	Common Shares of Investors

Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including PFC and Lifeco and its major subsidiaries

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)
James R. Nininger (a)(c) (Ontario, Canada) Dr. Nininger is the retired President and Chief Executive Officer of the Conference Board of Canada, a leading research institute that provides its services to Canadian business, government and public sector organizations. He is a Director of Canadian Pacific Railway Limited, a member of the Human Resources and Compensation Committee of the Board of Trustees of the National Arts Centre, a member of the Board of Governors of the Ottawa Hospital and a member of the Board of Directors of the Canadian Patient Safety Institute.	May 2001	1,500 Subordinate Voting Shares of the Corporation 500 Common Shares of Lifeco 1,267 Deferred Share Units of the Corporation
Robert Parizeau (a) (Québec, Canada) Mr. Parizeau is Chairman of Aon Parizeau Inc., insurance brokers and risk consultants, and a member of the Advisory Board of Aon Reed Stenhouse. He was previously President and Chief Executive Officer of Sodarcan Inc., a holding company operating in insurance, reinsurance and actuarial consulting. He was a Director of National Bank until 2003. Mr. Parizeau is also Chairman of the Board of Gaz Métropolitain and a Director of National Bank Financial Inc., National Bank Life Insurance Company, Canam Manac Group Inc., SCOR Canada Reinsurance Company and Van Houtte Inc. He is also President and Chairman of the Board of the Clinical Research Institute of Montréal, and Director of the Musée National des Beaux-Arts du Québec.	May 1985	12,000 Subordinate Voting Shares of the Corporation 5,200 Common Shares of PFC 4,658 Deferred Share Units of the Corporation
Michel Plessis-Bélair, FCA (Québec, Canada) Mr. Plessis-Bélair is Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer of PFC. Before joining the Corporation in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. He is a Director of major Power group companies in both North America and Europe, including PFC, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a Director of Lallemand Inc., l'Université de Montréal and Fondation Ressources-Jeunesse, and he is on the International Advisory Board of l'École des Hautes Études Commerciales, in Montréal. He was also a Director of Westburne Inc. until 2000 and of Bell Canada International Inc. until 2003.	May 1988	201,246 Subordinate Voting Shares of the Corporation 3,000 Common Shares of PFC 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors 941 Deferred Share Units of the Corporation 903 Deferred Share Units of PFC

(a) *Member of the Audit Committee*
(b) *Member of the Executive Committee*
(c) *Member of the Compensation Committee*
(d) *The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".*

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Corporation and its affiliates, as of April 2, 2004 (d)
John A. Rae (Québec, Canada) Mr. Rae is Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. He joined the Corporation in 1971 as Executive Assistant to the President and Chief Executive Officer. In 1978 he was named Vice-President of the Corporation. He is also a Director of Kasten Chase Applied Research Limited, BNP Paribas (Canada) and the Montreal Heart Institute Foundation, and is Chairman of the Board of Trustees of Queen's University and Chairman of the Capital Campaign of the McGill University Health Centre	May 1988	44,056 Subordinate Voting Shares of the Corporation 428 Deferred Share Units of the Corporation
Amaury-Daniel de Seze (a) (Paris, France) Mr. de Seze is Chairman and Chief Executive Officer of Paris-based PAI partners, which manages independent funds and the equity investment portfolio of BNP Paribas, one of Europe's largest banks. He is also a member of the Executive Committee of BNP Paribas, and Chairman of the Board of COBEPA, its merchant banking subsidiary. He serves on the Board of Directors of several European-based companies. Prior to joining Paribas in 1993, he held senior positions with the Volvo Group as member of the Group's Management Board.	May 2001	1,206 Subordinate Voting Shares of the Corporation
Emőke J.E. Szathmáry, C.M., Ph.D. (a) (Manitoba, Canada) Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of PFC. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Manitoba Museum Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received two honourary doctorates, and is a Member of the Order of Canada.	May 1999	1,000 Common Shares of PFC 1,621 Deferred Share Units of the Corporation 410 Deferred Share Units of PFC

(a) Member of the Audit Committee

(b) Member of the Executive Committee

(c) Member of the Compensation Committee

(d) The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

Board of Directors – Meetings Held and Attendance of Directors

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2003, by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees. Such contributions are not reflected in attendance figures.

Summary of Board and Committee Meetings Held		Summary of Attendance of Directors		
		Director	Board Meetings Attended	Committee Meetings Attended
Board of Directors	6	Paul Desmarais, Jr.	6 of 6	3 of 3
Executive Committee	3	André Desmarais	6 of 6	2 of 3
Audit Committee	6	Laurent Dassault	4 of 6	N/A
Compensation Committee	3	Paul Desmarais	3 of 6	3 of 3
		Michel François-Poncet	2 of 6	N/A
		Anthony R. Graham	6 of 6	3 of 3
		Robert Gratton	6 of 6	N/A
		Donald F. Mazankowski	4 of 6	9 of 12
		Jerry E.A.Nickerson	6 of 6	6 of 6
		James R. Nininger	6 of 6	9 of 9
		Robert Parizeau	6 of 6	5 of 6
		Michel Plessis-Bélair	6 of 6	N/A
		John A. Rae	6 of 6	N/A
		Amaury-Daniel de Seze	2 of 6	5 of 6
		Emőke Szathmáry	6 of 6	6 of 6

Compensation of Directors

Director Compensation

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, since April 1, 2003, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to Directors are as follows: attendance fee for each meeting of the board or a committee: $1,500; additional retainer payable to members of each committee: $3,000; and additional retainer payable to Chairmen of the Audit and Compensation Committees: $10,000. The Honourable Paul Desmarais received $250,000 from the Corporation for his services as Chairman of the Executive Committee of the Corporation. Pursuant to an agreement which terminated during the first quarter of 2003, a corporation controlled by the Right Honourable Donald Mazankowski received fees from the Corporation in 2003 in the amount of $150,000 for business advice to the Corporation in addition to his duties as director.

Dedicated Annual Board Retainer

Also since April 1, 2003, all Directors receive a basic annual retainer of $55,000. Of this amount, at least $25,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan described below or in the form of Subordinate Voting Shares acquired in the market under the Directors Share Purchase Plan also described below.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under the DSU Plan, for directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elects to receive deferred share units receives additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance of the annual board retainer and the balance of attendance fees, committee fees and committee chairman fees in the form of deferred share units under the Plan.

9

The Corporation established a Directors Share Purchase Plan in 2003. Pursuant to this Plan, for Directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire Subordinate Voting Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of Subordinate Voting Shares acquired under the Plan.

In the view of the Committee and the Board, the foregoing initiatives will further align the interests of directors with those of the shareholders.

Mandatory Holdings by Directors

Directors are required to hold shares of the Corporation or Deferred Share Units with a value equivalent to four times the basic annual retainer within five years of the later of their becoming a Director of the Corporation and the date hereof.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Other Annual Compensation [1]	Securities Under Options Granted	
		($)	($)	($)	(#)	($)
Paul Desmarais, Jr. [2] Chairman and Co-Chief Executive Officer	2003 2002 2001	860,000 834,000 810,000	2,000,000 500,000 1,000,000	25,800 25,020 24,300	– – 700,000	304,674 205,250 244,750
André Desmarais [2] President and Co-Chief Executive Officer	2003 2002 2001	860,000 834,000 810,000	2,000,000 500,000 1,000,000	25,800 25,020 24,300	– – 700,000	400,049 325,000 356,000
Michel Plessis-Bélair [2] Vice-Chairman and Chief Financial Officer	2003 2002 2001	664,000 644,000 625,000	600,000 300,000 400,000	19,920 19,321 18,750	– – 235,000	345,799 246,500 296,500
John A. Rae Executive Vice-President, Office of the Chairman of the Executive Committee	2003 2002 2001	431,000 418,000 405,000	125,000 100,000 130,000	17,805 16,665 20,400	– – 140,000	57,500 37,500 40,000
Arnaud Vial [2] Senior Vice-President, Finance	2003 2002 2001	435,000 418,000 405,000	200,000 150,000 175,000	18,875 19,842 83,853	– – 105,000	– – –
Gérard Veilleux Vice-President	2003 2002 2001	350,000 425,000 425,000	200,000 75,000 90,000	8,750 10,626 10,626	– – 100,000	141,049 124,000 132,750

[1] All or a portion of this compensation represents the Corporation's contribution to the Corporation's share purchase plan, which is offered to all employees of the Corporation.

[2] Denotes salary, bonus and other annual compensation paid to each such Named Executive Officer for his services both as an executive officer of the Corporation and with respect to his functions for PFC, a subsidiary of the Corporation.

Mandatory Share Ownership by Senior Management

Members of senior management of the Corporation are required to hold shares of the Corporation with a value determined as follows: Co-Chief Executive Officers – 500 per cent of annual salary; Executive and Senior Vice-Presidents and Chief Financial Officer – 200 per cent of annual salary; Vice-Presidents – 100 per cent of salary, in each case within 5 years from the later of their date of appointment and the date hereof.

Option Grants in Last Financial Year

There were no grants of stock options made to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2003.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares of the Corporation acquired pursuant to the exercise of options under the Power Executive Stock Option Plan during the financial year ended December 31, 2003, the aggregate value realized upon exercise and the total number of Subordinate Voting Shares of the Corporation covered by unexercised options held at December 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-The-Money Options at Year-End Exercisable/ Unexercisable ($)
Paul Desmarais, Jr.	64,000	2,020,000	2,040,000 / 175,000	50,263,000 / 2,288,125
André Desmarais	100,000	3,278,250	2,129,000 / 175,000	53,641,662 / 2,288,125
Michel Plessis-Bélair	–	–	425,750 / 58,750	7,910,319 / 768,156
John A. Rae	8,200	254,794	317,600 / 35,000	6,657,002 / 457,625
Arnaud Vial	40,000	1,172,084	203,250 / 26,250	3,943,819 / 343,219
Gérard Veilleux	30,070	643,459	323,930 / 25,000	7,905,434 / 326,875

Pension Benefits

The following table sets forth the annual pension benefits payable under the Supplementary Executive Retirement Plan (the "SERP") and the Corporation's basic pension plan.

| Remuneration | Years of Service | | |
	5	10	15 or more
$ 400,000	$ 72,000	$152,000	$ 232,000
$ 500,000	$ 92,000	$192,000	$ 292,000
$ 750,000	$142,000	$292,000	$ 442,000
$1,000,000	$192,000	$392,000	$ 592,000
$1,250,000	$242,000	$492,000	$ 742,000
$1,500,000	$292,000	$592,000	$ 892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

The Corporation has a supplementary executive retirement plan pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of the Corporation (collectively, the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors. The Named Executive Officers participate in the SERP.

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Corporation's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2003, for the eligible Named Executive Officers are as follows: Mr. Paul Desmarais, Jr., 12.17 years; Mr. André Desmarais, 11.58 years; Mr. Michel Plessis-Bélair, more than 15 years; Mr. John A. Rae, more than 15 years; Mr. Arnaud Vial, 6.83 years and Mr. Gerard Veilleux, 9.83 years.

Equity Compensation Plan Information

At December 31, 2003	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	8,636,002	$22.81	1,268,050
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,636,002	$22.81	1,268,050

Report of the Compensation Committee on Executive Compensation

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs Donald F. Mazankowski, Jerry E.A. Nickerson and James R. Nininger. These three directors are not employees nor officers of the Corporation or of any of its affiliates.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers, with respect to the compensation paid to such executive officers for the year ended December 31, 2003. The report is intended to provide an overview of what the Committee considered in the course of its work.

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the industry. It meets from time to time with the Co-Chief Executive Officers and regularly meets privately without management. It obtains advice directly from independent compensation consultants.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or long-term incentive compensation component consisting of options on Subordinate Voting Shares of the Corporation, with delayed vesting provisions under the Power Executive Stock Option Plan. The Corporation also contributes to an employee share purchase plan in which all employees, including officers, may participate.

12

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the market place and taking into account the extent and nature of the Corporation's business in Canada, the United States, Europe and Asia. Compensation is reviewed at least annually for market competitiveness and reflects each executive's job responsibilities, experience and proven and/or expected performance.

The Committee believes that long-term incentives in the form of share options, with delayed vesting, play an important role in aligning the interests of executive officers and the Corporation's shareholders. The Corporation's compensation program is generally weighted toward long-term incentives. When determining whether and how many new options are to be granted, the Committee takes into account many factors including the amount and terms of outstanding share options held by the incumbent. The considerations and the emphasis placed on them will change from time to time.

Compensation of the Co-Chief Executive Officers

The compensation of the Co-Chief Executive Officers consists of a base salary and may also include a bonus component and/or participation in the Corporation's Executive Stock Option Plan from time to time. They are also entitled to participate in the contributory employee share purchase plan.

The Committee bases compensation of the Co-Chief Executive Officers on policies similar to those described above. Important considerations include operating results and growth and development of the Corporation and its subsidiaries, the comparison of overall and specific measures of financial performance with similar organizations, leadership in establishing strategic direction and many aspects of managing, planning for and overseeing the development of the Corporation and its subsidiaries.

The Committee recognizes that a very significant portion of the Corporation's activities take place in the United States and Europe. Therefore, international compensation practices and levels may be taken into account. In addition, the Committee considers it important that the total compensation should reflect the Corporation's entrepreneurial roots and corporate culture. Accordingly, the Co-Chief Executive Officers' compensation has been weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Co-Chief Executives Officers with the Board's objective of providing long-term growth in value.

Jerry E.A. Nickerson (Chairman)
Donald F. Mazankowski
James R. Nininger

Performance Graph

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Subordinate Voting Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2003.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

Five-Year Cumulative Total Returns
Value of $100 invested on December 31, 1998



Note:
PCC: Assumes that all dividends were reinvested.
S&P/TSX: Total return index (all dividends reinvested).

Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and its subsidiary, PFC, for both groups is $50,000,000 at a cost of $451,120 per year with a retention amount (deductible) of $1,000,000.

Appointment of Auditors

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

Auditors' Fees

The fees paid to the auditors of the Corporation are reviewed by the Audit Committee. For the years ended December 31, 2003, and 2002, fees were payable to Deloitte & Touche LLP in the amount of $409,600 and $322,000, as disclosed below.

| | Year ended December 31 | |
	2003	2002
Audit Services	$278,200	$202,000
Audit-Related Services	111,200	98,000
Tax Compliance Services	20,200	22,000
Other Services	0	0
TOTAL	$409,600	$322,000

Resolution Confirming By-Law No. 1

Shareholders will be asked to adopt a resolution confirming the amendments made by the Board of Directors to By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation. The current By-Law No. 1 was confirmed by the shareholders on May 16, 1997. The following is the resolution to confirm the amendments to By-Law No. 1 of the Corporation:

"BE IT RESOLVED THAT:

The amendments to By-Law No.1 as set forth in Schedule "A" are confirmed".

The Board of Directors recommends that shareholders vote for this resolution.

In order for the amendment to become effective, the resolution must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution. By-Law No. 1, as amended, is reproduced as Schedule "A" to this management proxy circular in a form that shows both the original and amended language.

Section 1.01 has been amended to provide that an annual meeting of shareholders shall be held by the earlier of 15 months after the last annual meeting and six months after the financial year-end of the Corporation. Section 1.03 has been amended to clarify that at least two shareholders representing not less than 25% of the voting rights shall constitute a quorum at a meeting of shareholders. Section 2.03 has been amended to reflect amendments made to the *Canada Business Corporation Act* (the "Act"), the governing statute of the Corporation. The amended Section 2.03 permits, but does not require, meetings of directors to be conducted entirely by means of telephonic, electronic or other means of communication and amends the manner of notice of meetings of directors. Section 2.04 has been amended to provide that no business shall be transacted at a Board of Directors meeting unless a majority of the Directors present are resident Canadians, notwithstanding amendments to the provisions of the Act relating to minimum Canadian residency requirements for boards of directors. Section 3.01 has been added and reflects amendments to the provisions of the Act relating to the indemnification of directors and officers. Certain other amendments have been made to Section 1.04, 2.01 and 2.06 to clarify references to the Board of Directors.

Statement of Corporate Governance Practices

Power believes in the importance of good corporate governance and the central role played by Directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power's corporate governance philosophy and practices.

Power is an international management and holding company. It has had controlling shareholders since its beginnings in 1925. Its present controlling shareholder has held control since 1968 and today holds in the aggregate, directly or indirectly, or holds voting power over, shares carrying approximately 65 per cent of the votes. Power is not an operating company and over half of its interests are located outside Canada, specifically in the United States, Europe and Asia. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

As noted in the September 2003 report of the Canadian Coalition for Good Governance, there are few easy governance solutions that apply to all companies or all situations. In fact, there exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power is appropriate to its circumstances and effective, and that there are in place appropriate structures and procedures to ensure its independence from management.

Any review of governance practices should include consideration of long-term returns to shareholders. Power believes this to be an essential indicator of the effectiveness of a governance system.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, Power's Board appoints senior management and delegates to senior management responsibility for day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below. The objectives of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation.
(i) adoption of a strategic planning process; (ii) identification of the principal risks of the company's business and ensuring implementation of appropriate systems to manage those risks;	The Board oversees the Corporation's strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's near-term and long-term objectives and strategic plans and their implementation.
(iii) planning, including appointing, training and monitoring senior management;	The Board appoints all senior executives of the Corporation. The Compensation Committee is involved in the succession planning of senior management and reviews the performance of senior executives.
(iv) communications policy;	The Corporation has adopted policies respecting communications with its shareholders and others. Management seeks to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a Web site at www.powercorporation.com, updated with current corporate information and interlinked to the Web sites of group companies. Statutory disclosure documents such as management information circulars and annual information forms are reviewed and, where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. Shareholders may also communicate with the Corporation through the office of the Corporate Secretary. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.
(v) integrity of internal control and management information systems.	The Board of Directors, through the Audit Committee, exercises oversight with respect to internal controls. See item 13 below.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power
2. A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation). The board should include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholders.	Of the Corporation's 15 Directors, 10 are unrelated to Power. Five of the Directors are members of management of the Corporation or its subsidiaries and are therefore not unrelated Directors. (Please also see item 3 below for additional analysis.) The Corporation has a significant shareholder, the Honourable Paul Desmarais, as is more fully explained on page 2 of this proxy circular under "Voting Shares and Principal Holders Thereof". Of the 10 unrelated directors, 9 Directors are unrelated to its controlling shareholder (Messrs. Dassault, François-Poncet, Graham, Mazankowski and Nickerson, Dr. Nininger, Messrs. Parizeau, and de Seze and Dr. Szathmáry).
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board is constituted with the appropriate number of directors who are not related to the corporation or the significant shareholder.	In light of the obligations and duties falling upon directors, Power does not believe that whether a director is related or unrelated is an essential criterion for effective Board participation. All of Power's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power and its shareholders. Power believes that the interests of the Corporation are well served by the experience of and expertise in the affairs of its group companies that is brought to the Corporation by those unrelated Directors who also serve on the Boards of affiliates. Over the years, Power has sought to increase the number of unrelated Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governance of the Power Board and at the other group Boards at which they serve. Of the Corporation's 15 Directors, 10 are considered by the Board to be unrelated to Power. Five of the Corporation's Directors are members of management and are therefore not unrelated Directors. Paul Desmarais, Jr. and André Desmarais are the Co-Chief Executive Officers of the Corporation. John A. Rae is the Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. Michel Plessis-Bélair, FCA is the Vice-Chairman and Chief Financial Officer of the Corporation and the Executive Vice-President and Chief Financial Officer of PFC, a subsidiary of the Corporation. Robert Gratton is the President and Chief Executive Officer of PFC. As noted in item 2 above, 9 Directors are not related to the Corporation or the Corporation's controlling shareholder.
4. The board should appoint a committee of directors, composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Board nomination function is performed by the Board as a whole. Nominees for election to the Board are chosen by the Board according to a variety of criteria, including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests but are expected to provide the Corporation with the benefit of their business or professional experience, their judgment and their vision.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The effectiveness of committees and of the Board itself is reviewed from time to time.
6. The board should provide an orientation and education program for new directors.	The Corporation provides orientation for newly elected Directors. Senior officers of the Corporation and its affiliates provide detailed presentations for all directors on the activities of the Corporation and its subsidiaries.
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.	The Board believes that its present size is appropriate for effective decision making. Since 1993 the size of the Board has declined from 23 to the proposed 15 members.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee oversees the compensation of Directors and reviews, and recommends to the Board for approval, the remuneration of Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee consults with outside compensation experts. The Committee's role and Director Compensation are more fully described elsewhere in this circular.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees, such as the executive committee, may include one or more inside directors.	Each of the Audit Committee and the Compensation Committee are composed entirely of non-management Directors who are unrelated to the Corporation and unrelated to its significant shareholder. The composition and role of the Audit Committee are discussed at greater length below in item 13. A majority of the Directors on the Executive Committee are Directors who are unrelated to the Corporation.
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	The Board as a whole has responsibility for overseeing the Board's approach to corporate governance issues. Certain reforms regulating governance have been promulgated by the Canadian Securities Administrators, while others remain to be finalized. The Board is mindful of this reform process, and under its supervision a study of these reforms is under way.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board are set out in some detail in the response to Guideline number 1 above. The Board's stewardship responsibility and certain limits to management's authority are contained in the governing statute, the *Canada Business Corporations Act*. More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.
The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	The Board as a whole is responsible for the approval of the corporate objectives that the Co-Chief Executive Officers are responsible for meeting. The Compensation Committee establishes from time to time certain corporate objectives that are relevant to the determination of the compensation payable to the Co-Chief Executive Officers.
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	The Board believes it is appropriate in a management and holding company such as Power, with a controlling shareholder, that the positions of the Chairman of the Board and Co-Chief Executive Officer overlap. However, the Board has implemented structures and procedures to provide sufficient assurance that the Board can act independently of management. A majority of the Board is unrelated to management and unrelated to the controlling shareholder. Both the Audit Committee and the Compensation Committee are constituted entirely with non-management Directors who are unrelated to the Corporation and unrelated to the significant shareholder, and a majority of the Directors on the Executive Committee are non-management Directors who are unrelated to the Corporation and unrelated to the significant shareholder. The Board meets from time to time without management and management directors. At these meetings, the Chairman of the Executive Committee (who is the controlling shareholder of the Corporation) acts as "lead director".

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power
13. The audit committee should be composed only of outside directors.	The Audit Committee is composed entirely of non-management, outside Directors who are unrelated.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as their duties.	Two members of the Audit Committee serve as well on the boards of other companies in the Power group. The Board and the Audit Committee believe that the first-hand understanding of the affairs of group companies that is brought to the Committee by these members enhances the effectiveness of the Committee. The role and responsibilities of the Committee have been defined by the Board in a charter which is reviewed from time to time by the Committee. The charter is posted on the Corporation's Web site www.powercorporation.com. In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors and the payment of their fees.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Committee communicates directly and, from time to time, meets privately, with the Corporation's auditors.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee exercises oversight with respect to internal controls. Pursuant to its mandate, as approved by the Board, the Committee's functions include the review of any report from the auditors on internal control.
14. The board should implement a system to enable an individual director to engage an outside adviser, at the company's expense in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Individual directors may, through and with the approval of the Board Committees on which they serve, retain outside advisers to assist in carrying out their duties and responsibilities. The Compensation Committee regularly retains independent compensation consultants directly to assist in the performance of its duties.

Additional information relating to the Corporation is available on SEDAR at www. sedar.com.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. Copies of the Corporation's financial statements and MD&A can be obtained by contacting the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec H2Y 2J3.

Available Documentation

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 2, 2004

SCHEDULE "A"
By-Law No. 1
A by-law to regulate generally
the business and affairs of the Corporation
PART I
SHAREHOLDERS

Section 1.01. Meetings

The Directors shall call an annual meeting of shareholders not later than the earlier of (a) 15 months after holding the last preceding annual meeting and; and (b) six months after the financial year-end of the Corporation. The Directors may at any time call a special meeting of shareholders to be held at such place within Canada and at such time as the Directors shall determine.

Section 1.02. Notice of Meetings

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 5060 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Irregularities in a notice or in the giving thereof or the accidental omission to give notice to, or the non-receipt of a notice by any person entitled thereto shall not invalidate any action taken at the meeting.

Section 1.03. Quorum

Except as otherwise provided in the articles of the Corporation (which provisions or any amendment thereto are deemed to form part of these by-laws), the holders of the shares carrying at least two shareholders representing not less than 25% of the voting rights attaching to the outstanding shares of the Corporation entitled to vote at a meeting of shareholders present in person or by proxy shall constitute a quorum.

Section 1.04. Chairman of Meetings

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President or, in the absence of all of the foregoing officers, any officer who is also a director designated by the Directors for that purpose shall preside at any meeting of the shareholders. If all of the foregoing officers be absent, the shareholders entitled to vote at such meeting may choose a chairman.

Section 1.05. Procedure at Meetings

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders. The chairman may appoint one or more persons to act as scrutineers at any such meeting.

Section 1.06. Voting

Voting at every meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. At every meeting of shareholders all questions proposed for the consideration of shareholders shall be decided by the majority of votes, unless otherwise required by the laws governing the Corporation or by the articles of the Corporation.

Section 1.07. Attendance at Meetings

The only persons entitled to attend any meeting of shareholders shall be those persons entitled to vote thereat, the Directors, the auditor and others who, although not entitled to vote, are entitled or required by the laws governing the Corporation or by the articles of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Section 1.08. Adjournment of Meetings

The chairman of any meeting of shareholders may at any time during the proceedings adjourn the meeting. Should a quorum not be present at any meeting of shareholders, shareholders present and entitled to vote thereat may adjourn the meeting. Provided a quorum is present, except where otherwise provided in the articles of the Corporation, any business may be transacted at the adjourned meeting which might have been transacted at the original meeting.

PART II
DIRECTORS

Section 2.01. Number

The Board of ~~directors~~Directors shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, as the Directors may determine from time to time.

Section 2.02. Election and Term of Office

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting or until their successors shall be elected or appointed.

Section 2.03. Meetings of Directors and Notices

As soon as may be practicable after the annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided they shall constitute a quorum, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Meetings of the Directors may be called at any time by or by order of the Chairman of the Board of Directors, a Deputy Chairman, the President or a majority of the Directors, and may be held at the registered office of the Corporation, or at any ~~other~~ place determined by the directors and may, if all of the Directors consent, be conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. In the case of a meeting conducted by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.

Notice specifying the place and time of each such meeting shall be delivered personally to each Director ~~or~~, left at ~~his~~such Director's usual residence or usual place of business, ~~or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his~~mailed by prepaid ordinary mail or air mail, transmitted via facsimile or, if such Director has consented, delivered as an electronic document, in each case, to each Director at such Director's address information as it appears on the books of the Corporation at least 5 days prior to the time fixed for such meeting in the case of notice delivered by mail and at least 48 hours prior to the time fixed for such meeting in ~~the case of notice delivered personally or telegraphed or cabled, and at least five days prior to the time fixed for such meeting in other cases.~~all other cases. Notice of any meeting or any irregularity in any meeting or the notice thereof may be waived by any Director either before or after the meeting is held.

Section 2.04. Quorum

The Directors may from time to time fix the quorum for meetings of directors, but unless so fixed ~~5~~ a majority of the Directors shall constitute a quorum and, ~~to the extent required by the laws governing the Corporation~~, no business shall be transacted unless a majority of the Directors present are resident Canadians.

Section 2.05. Remuneration

Each Director may be paid such fees as may be fixed by the Directors, and any such remuneration shall be in addition to any salary a Director may receive as an officer or employee of the Corporation.

Section 2.06. Chairman

Subject to the provisions of any resolution of the Directors, the Chairman of the Board of Directors or, in his absence, a Deputy Chairman or, in his absence, the Chairman of the Executive Committee, or in his absence, the President shall preside at all meetings of the Directors. If all of the foregoing officers be absent, the Directors present may choose a chairman from among their number. The chairman at any meeting of Directors may vote as a director and in case of an equality of votes the chairman shall have a casting vote in addition to the vote to which he is entitled as a Director.

PART III
INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

Section ~~2.07. Participation~~3.01. Indemnification of Directors, Officers and Others

~~Subject to the laws governing the Corporation, any director may participate at any meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other. In the case of any such participation at any such meeting, each such director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.~~

Subject to the *Canada Business Corporations Act*, the Corporation shall indemnify a Director or an officer, a former Director or officer, or another individual who acts or acted at the Corporation's request as a Director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in this Section. The individual shall repay the moneys if the individual does not fulfil the conditions of this Section.

SCHEDULE "B"
SHAREHOLDER PROPOSALS

The Association for the Protection of Québec Savers and Investors Inc. (APEIQ), 1425 de Maisonneuve Blvd., Montréal, Québec H3A 3G5 has submitted three shareholder proposals for consideration at the Meeting.

PROPOSAL 1

It is proposed that Power Corporation of Canada pass a by-law to prohibit the Chief Executive Officer from sitting on the board of directors of unaffiliated public companies.

The APEIQ has submitted the following statement in support if its proposal:

The Chief Executive Officer holds the most important position in a corporation. Accordingly, it is normal for the holder of that position to devote almost all his/her time, energy and skill to advancing the corporation he/she manages. Moreover, the considerable compensation attached to his/her position should allow the Chief Executive Officer to limit his commitments to third parties. The supposed benefits from business relationships which are often used to justify participation of a Chief Executive Officer to the boards of other corporations will not be curtailed because such relationships may be, and already are, developed in many other ways. We hope that the Chief Executive Officer, by devoting himself exclusively to the company he/she manages and by refraining from sitting on the boards of directors of unaffiliated public companies, will prevent his/her management from being unduly influenced by factors external to the corporation.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management statement:

Power's Chairman and Co-Chief Executive Officer does not currently serve on the board of any other publicly listed corporation other than those in which the Corporation or its affiliates have a direct or indirect interest. Power's President and Co-Chief Executive Officer currently sits on the board of one such corporation. There may be circumstances in which it would be in the best interests of Power and its shareholders for the one or the other Co-Chief Executive Officer to serve on the board of another publicly listed corporation. Such a decision must be based on the specific circumstances at that time.

The Board believes that Power should maintain the flexibility for the Co-Chief Executive Officers to serve in such roles as may be appropriate in the circumstances.

If a proposal of this nature were to become common industry practice it would severely limit the range of experience and leadership of potential candidates who could serve as directors of publicly listed corporations, including Power, we believe, to the detriment of Power's shareholders.

PROPOSAL 2

It is proposed that Power Corporation of Canada disclose the total value of pension benefits given to each senior officer and the annual cost related thereto and declare any unfunded actuarial liability with respect to such plans.

The APEIQ has submitted the following statement in support of its proposal:

Pension plans are part of aggregate management compensation and are becoming a more and more important element of it. There have been bidding wars in this area in the past few years, as with stock option plans. As pension plans constitute major long-term commitments of a corporation, it is not enough to state the annual value of the pension and other benefits given when the executive retires. Shareholders must be able to judge the aggregate value of the pension given to each senior officer and the cost it represents for the corporation. This information is very relevant, as it allows the benefits given to senior management on retirement to be compared to their prior compensation, the period over which their services were rendered and their contribution in the success of the corporation. Investors will accordingly be able to judge the abilities of the compensation committee and the board of directors as a whole in this respect.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management statement:

The Corporation's Proxy Circular provides extensive disclosure on pension benefits for senior executives in compliance with regulatory requirements.

The expense associated with providing pensions to executives is also recorded in the financial statements on the same basis as and included with the consolidated provision for pension benefits for other employees, calculated in accordance with Generally Accepted Accounting Principles.

Power is concerned that disclosure of the nature requested by this proposal could potentially be misleading to shareholders as currently there are no widely accepted reporting standards for disclosure. Valuing pensions is very complex, and numerous actuarial assumptions are involved in such calculations. Such factors as expected retirement date, future promotions, compensation levels at retirement, interest rates and investment returns will affect these calculations and may result in significant fluctuations in year-over-year data. Given the lack of clear reporting standards, the resulting calculations might in themselves be subjective and would not allow meaningful comparisons with other publicly traded companies.

The Board believes therefore that this proposal would not be appropriate without new and very precise regulatory guidelines in place.

PROPOSAL 3

It is proposed that Power Corporation of Canada pass a by-law to require senior officers and any other person who is an insider to give ten calendar days' prior public notice of any trading in securities of the corporation, including the exercising of stock options.

The APEIQ has submitted the following statement in support of its proposal:

Senior officers and directors of a corporation have privileged information on its financial condition and its short and medium-term prospects. Their trades in securities of the corporation may affect the market price because investors are aware that such insiders have first-hand information not known to everyone. For several years stock exchange regulations have required that such trades be disclosed within a certain time after their execution but this requirement is clearly insufficient. When such trades are disclosed to the applicable authorities and made public, they have already had an effect on the market price of the securities. In fairness, shareholders and other investors should therefore be advised before these trades with enough time to allow them to understand the significance and possible consequences thereof. The practice of announcing trading in advance is one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

Board and Management statement:

All insiders, including each senior executive, are prohibited by law from engaging in trading activities involving the Corporation's shares if they have material, non-public information. Power has established corporate policies relating to personal trading in the Corporation's securities by senior executives.

The proposal to require all senior executives and other insiders to provide advance notice of their intention to sell shares would need to be addressed in a wider forum with market participants and regulators.

The Board believes that the current prohibitions in law and the Corporation's trading policies address appropriate conditions for trading in the Corporation's shares by senior executives and other insiders.

$$* \quad * \quad * \quad * \quad * \quad *$$

APEIQ had proposed that Power Corporation of Canada disclose in the management proxy circular all boards of directors of corporations whose shares trade on North American stock exchanges on which nominees for the office of director sit or have sat during the past five years.

Power's Proxy Circular has in the past disclosed for each Director the boards of publicly listed corporations on which the Director currently served. In light of APEIQ's proposal, Power reviewed its practices and has expanded its disclosure this year to include, for each Director, all boards of North American publicly listed corporations on which the Director has served during the past five years. Consequently, APEIQ withdrew its proposal.

26





Annual Report 2003   **POWER CORPORATION OF CANADA**

Enhanced Management's Discussion and Analysis
of Operating Results

Power Corporation of Canada prepared and filed Management's Discussion and Analysis of Operating
Results (MD&A) for its financial year ended December 31, 2003, dated April 2, 2004, in accordance
with applicable requirements (the prior MD&A for 2003). On March 30, 2004, National Instrument
51-102 – *Continuous Disclosure Obligations* of the Canadian Securities Administrator (Instrument)
came into force. Among other things, the Instrument provided for enhanced disclosure obligations
for issuers, including Power Corporation of Canada. Although the enhanced disclosure requirements
do not apply to MD&As pertaining to fiscal year ending December 31, 2003, Power Corporation
of Canada has determined to provide the additional disclosure under these new requirements for the
MD&A in respect of its fiscal year ended December 31, 2003, to provide enhanced disclosure and as
a convenience for investors when they review the MD&A for interim periods in 2004. Accordingly, the
enhanced MD&A for the financial year of Power Corporation of Canada ended December 31, 2003,
herein includes the prior MD&A for 2003 and in addition enhanced disclosure pursuant to the Instrument which has been included, for ease of reference, at pages 47-a to 47-d. Except for the addition
of these pages, the prior MD&A for 2003 is unchanged.

This section of the annual report is a discussion and analysis of Power Corporation of Canada's
(Power Corporation or the Corporation) financial condition, results of operations and cash flows for the year
ended December 31, 2003. Additional information relating to Power Corporation may be found on SEDAR at
www.sedar.com. The 2004 Annual Information Form will be available in May.

April 2, 2004

	Page
Power Corporation of Canada	9
Power Financial Corporation	18
Great-West Lifeco Inc.	24
Investors Group Inc.	32
The Pargesa Group	41
Selected Annual Information and Summary of Quarterly Results	46

Forward-looking statements
This report may include forward-looking statements about objectives, strategies and expected financial results.
These statements are inherently subject to risks and uncertainties beyond the Corporation's control including,
but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere,
technological developments and competition. These and other factors may cause the Corporation's actual
performance to differ materially from that contemplated by forward-looking statements, and the reader is
therefore cautioned not to place undue reliance on these statements.

Overview

Power Corporation of Canada is a holding company whose principal asset is a 67.1 per cent interest in Power Financial Corporation (Power Financial).

Power Financial holds substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), which was acquired in July 2003. In the United States, it operates through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life. All these operating companies are direct or indirect wholly owned subsidiaries of Lifeco.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of financial security advisors, through independent brokers, and through marketing agreements with other financial institutions.

Internationally, insurance and wealth management products and services are offered through Canada Life subsidiaries, mainly in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Great-West Life provides reinsurance through Canada Life and its subsidiaries, and through London Reinsurance Group (LRG), primarily in Canada, the United States and European niche markets.

As at December 31, 2003, Power Financial and Investors Group held, respectively, 70.4 per cent and 4.2 per cent of Lifeco's common equity, representing 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Investors Group Inc. is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed assets products. The company's two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of over 3,200 consultants nationwide, provides personal financial solutions to close to one million Canadians. Clients receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management with global operations in Winnipeg, Toronto, Montréal, Dublin and Hong Kong and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. At December 31, 2003, Mackenzie had more than $38 billion in assets under management and administration and more than one million clients. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

As at December 31, 2003, Power Financial and Great-West Life held 56.0 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

The Pargesa group has substantial holdings in a selected number of major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial, through its wholly owned subsidiary Power Financial Europe B.V., and the Frère group each hold a 50 per cent interest in Parjointco N.V., which at the end of 2003 held a 54.4 per cent equity interest in Pargesa, representing 61.4 per cent of the voting rights of the company. Pargesa is a public company and more information can be found in its annual report.

Through its wholly owned subsidiary, **Gesca Ltée** (**Gesca**), Power Corporation has an interest in the communications sector in Canada. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, among which *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. As part of this strategy, Gesca launched the new format of *La Presse* in October 2003, offering improved and more comprehensive content, retooled graphics and a printing process at the leading edge of technology. On April 29, 2003, *Éditions Gesca* acquired *Collection Choisir*, the leading editor of French-language guides, magazines and Web sites in Canada related to employment, professional training and the field of careers and professions. The

content of *Collection Choisir* will be grouped with Gesca's other assets in the same content vertical, such as the corresponding sections of the daily newspapers, www.lapresseaffaires.com, and Workopolis, Canada's leading provider of recruitment and job search solutions in which Gesca owns a 20 per cent interest.

Power Corporation also owns 100 per cent of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. Investments made to date include an approximate 15 per cent interest on a fully diluted basis in Neurochem Inc., a public company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and an 18.3 per cent interest in Adaltis Inc., a private company that develops, manufactures and markets laboratory products for the diagnosis of human diseases. PTIC also holds interests in various U.S.-based technology funds, as well as a minority ownership in several companies.

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in CITIC Pacific Ltd. CITIC Pacific focuses on providing base infrastructure power generation, civil infrastructure, communications and aviation in Hong Kong and the mainland of China. Marketing and distributing motor and consumer products complements these businesses as does property investment and management.

Over the years, the Corporation has invested directly or through wholly owned subsidiaries in a selected number of investment funds. In 2001, Power Corporation committed to invest up to €100 million in a new private equity fund, **Sagard** FCPR (formerly PEP). The Corporation holds 100 per cent of the Paris-based management company of the fund. Groupe Bruxelles Lambert (GBL), a subsidiary of Pargesa, has committed to invest up to €50 million in the fund.

Power Financial, Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2003 annual report in April 2004. Copies of these annual reports are available from the Secretary of each of these companies or from the Secretary of Power Corporation. Power Financial, Lifeco, Great-West Life, London Life and Investors Group are reporting issuers under Canadian securities legislation and accordingly file their financial statements, related management's discussion and analysis, and other disclosure documents on www.sedar.com. Pargesa is a publicly traded company in Switzerland and publishes its financial results in accordance with Swiss legal requirements.

Major Developments

The major development affecting the Corporation in 2003 was the acquisition on July 10 by Lifeco of

Canada Life Financial Corporation (CLFC), the parent company of Canada Life. Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, Great-West Life. CLFC is now a subsidiary of Great-West Life.

The consideration paid by Lifeco for the acquisition consisted of cash, and common and preferred shares of Lifeco.

In support of the transaction, on July 10, 2003 Power Financial and Investors Group invested $800 million and $100 million, respectively, in treasury common shares of Lifeco through private placements. Prior to the transaction, Power Financial also purchased common shares of Lifeco and CLFC on the open market. The shares of CLFC were subsequently tendered into the acquisition, and Power Financial received common shares and preferred shares of Lifeco, as well as cash. At the end of December 2003, Power Financial's and Investors Group's equity interests in Lifeco stood at 70.4 per cent and 4.2 per cent, respectively, as already mentioned, compared with 78.5 per cent and 4.4 per cent, respectively, at the end of 2002. This decrease in ownership interest in Lifeco generated a significant dilution gain for Power Financial, as explained further in this report.

Results of Power Corporation of Canada

General
This section is an overview of the results of Power Corporation of Canada. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Corporation's management, as in previous years. In these condensed statements, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on the Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

Presentation of results – non-GAAP financial measures
In analysing the financial results of the Corporation, net earnings are, as in previous years, subdivided into the following components:

• operating earnings; and

• other sources of earnings, referred to in this section as other income.

Management uses these performance measures in its analysis of the ongoing financial performance of the Corporation and believes that such a presentation, which has been used for many years, provides addi-

tional meaningful information to the readers in their analysis of the Corporation's results. "Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the year-over-year comparison of results from operations difficult, including the Corporation's share of other income and specific items of its subsidiaries.

Operating earnings and operating earnings per share, as described above, are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided further in this section a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

Inclusion of Pargesa's results
Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill.

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flow-through) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of non-operating income of Pargesa, adjusted, if necessary, as described above, is included as part of "other income" in Power Financial's financial statements.

Earnings Summary

Operating Earnings
Operating earnings of Power Corporation were $812 million or $3.52 per share in 2003, compared with $703 million or $3.07 per share in 2002. This represents a 14.7 per cent increase on a per share basis.

Share of operating earnings from subsidiaries
The contribution from the Corporation's subsidiaries to operating earnings amounted to $801 million in 2003, compared with $696 million in 2002, an increase of $105 million or 15 per cent. This reflects primarily

strong growth in operating earnings at Power Financial, which increased by $187 million in 2003, or 15.5 per cent on a per share basis, reflecting primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco. Growth in the contribution from Lifeco resulted in particular from an increase in earnings per share of that subsidiary (before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life), and from the additional contribution provided by the shares of Lifeco acquired by Power Financial in 2003.

Readers are referred to the subsections on Power Financial, Lifeco, Investors Group and Pargesa for further discussion of the operating results of these entities.

Results from corporate activities represent the contribution of Power Corporation to operating earnings, and include income from investments, operating expenses, depreciation and income taxes. Dividends on preferred shares are also included for the purpose of calculating operating earnings per share.

In 2003, results from corporate activities were $11 million, compared with $7 million in 2002. The figure for 2003 includes $18 million before tax, representing the special dividend of HK$1.00 per share paid by CITIC Pacific in addition to its regular dividend, and the reversal of income tax reserves. In 2002, results from corporate activities included $26 million after tax of net gains on sale of securities, primarily resulting from gains received at maturity of hedges implemented in previous years.

Preferred share dividends amounted to $30 million in 2003, compared with $22 million in 2002, reflecting the impact of the issue of Series C First Preferred Shares in December 2002.

Other Income
Other income amounted to $456 million or $2.05 per share in 2003, compared with a charge of $58 million or $0.26 per share in 2002.

Condensed Supplementary Statements of Earnings

December 31 (in millions of dollars, except per share amounts)	2003 Total[1]	Per share	2002 Total[1]	Per share	Change
Contribution from subsidiaries to operating earnings	801		696		
Results from corporate activities	11		7		
Operating earnings	812	3.52	703	3.07	14.7%
Other income	456	2.05	(58)	(0.26)	
Net earnings	1,268	5.57	645	2.81	

[1] Before dividends on preferred shares, which amounted to $29 million in 2003 ($22 million in 2002).

In 2003, other income consisted of:

- Power Corporation's share of other income recorded by Power Financial, for $511 million. Power Financial recorded in 2003 a significant dilution gain in connection with the acquisition of CLFC by Lifeco, as well as other items. For more details, readers are referred to the section on Power Financial.

- other items, for a net negative amount of $55 million, including the impact of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by Power Financial, as previously disclosed in the interim report for the third quarter of 2003.

In 2002, other income consisted primarily of the Corporation's indirect share, through Power Financial, of non-operating items recorded within the Pargesa group, in particular by Bertelsmann.

Net Earnings
Net earnings, which include operating earnings and other income, were $1,268 million or $5.57 per share in 2003, compared with $645 million or $2.81 per share in 2002.

Reconciliation with Financial Statements

For the year ended December 31, 2003 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	2,698		2,698
Share of earnings of affiliates	86		86
Earnings before other income, income taxes and non-controlling interests	2,784		2,784
Other income		725	725
Earnings before income taxes and non-controlling interests	2,784	725	3,509
Income taxes	817	20	837
Non-controlling interests	1,155	249	1,404
Net earnings	812	456	1,268
Preferred share dividends	(30)		(30)
Attributable to participating shareholders	782	456	1,238
Per share	3.52	2.05	5.57

For the year ended December 31, 2002 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	2,228		2,228
Share of earnings of affiliates	80		80
Earnings before other income, income taxes and non-controlling interests	2,308		2,308
Other income		(86)	(86)
Earnings before income taxes and non-controlling interests	2,308	(86)	2,222
Income taxes	764		764
Non-controlling interests	841	(28)	813
Net earnings	703	(58)	645
Preferred share dividends	(22)		(22)
Attributable to participating shareholders	681	(58)	623
Per share	3.07	(0.26)	2.81

Financial Position, Liquidity and Capital Resources

Condensed Supplementary Balance Sheet

(in millions of dollars)	Consolidated basis		Equity basis [2]	
	2003	2002	**2003**	2002
Cash and cash equivalents	**4,159**	3,001	**513**	540
Investments	**81,902**	51,939	**5,460**	4,764
Other assets	**21,662**	15,196	**245**	223
Total	**107,723**	70,136	**6,218**	5,527
Actuarial liabilities	**66,999**	44,508		
Other liabilities	**19,922**	10,287	**176**	140
Long-term debt	**4,289**	2,393		
	91,210	57,188	**176**	140
Non-controlling interests	**10,471**	7,561		
Shareholders' equity				
Non-participating shares	**549**	553	**549**	553
Participating shares [1]	**5,493**	4,834	**5,493**	4,834
Total	**107,723**	70,136	**6,218**	5,527
Consolidated assets and assets under administration	**244,096**	174,632		

[1] Includes participating preferred shares and subordinate voting shares.
[2] Condensed supplementary balance sheet with Power Financial, Gesca and PTIC accounted for using the equity method.

Consolidated basis
The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets for $5 billion.

Long-term debt increased from $2,393 million to $4,289 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco as well as by Power Financial, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in its subsidiary.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie Financial, were $75 billion in 2003 and $68 billion in 2002.

For more details about Power Financial's, Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A as well as to the notes to the Corporation's financial statements.

Equity basis
Under this presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $513 million at the end of 2003, compared with $540 million at the end of 2002.

In the course of managing its own cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation enters into currency hedging transactions from time to time with highly rated financial institutions. At December 31, 2003, 92 per cent of the $513 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments include the carrying value of the Corporation's holdings in Power Financial, Gesca and PTIC, and the carrying value of its portfolio of investment funds and securities.

The carrying value of the Corporation's investments in Power Financial, Gesca and PTIC increased to $4,773 million at the end of 2003, from $4,086 million at the end of 2002. This increase primarily reflects:

(i) Power Corporation's share of net earnings from its subsidiaries, net of dividends received; and

(ii) the negative net variation in foreign currency translation adjustments, related principally to the Corporation's indirect investments, through Power Financial, in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rate were 9 and 18 per cent lower, respectively, than at the end of 2002.

Other investments amounted to $686 million at the end of 2003, compared with $678 million a year earlier. The carrying value of the portfolio of marketable securities was $434 million (2002 – $434 million) and was primarily composed, as in 2002, of the carrying value of the 4.6 per cent interest held in CITIC Pacific. The carrying value of investment funds was $215 million at the end of 2003 (2002 – $203 million); this figure does not include outstanding commitments to make future capital contributions if and when required, for an aggregate maximum amount of $254 million, including $152 million for Sagard FCPR.

Cash flows

Consolidated cash flows
On a consolidated basis, cash and cash equivalents increased from $3,001 million to $4,159 million in 2003.

Cash flows from operating activities in 2003 reflect, in particular, the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this includes

• proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B,

• proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments of $128 million, and redemption of preferred shares for $102 million,

• proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments of $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

Corporate cash flows
Corporate cash flows represent cash flows of Power Corporation when Power Financial, Gesca and PTIC are accounted for on an equity basis.

Power Corporation is a holding company. As such, corporate cash flow from operations is principally made of dividends received from its subsidiaries and income from investments, less operating expenses, interest expense and income taxes. A significant component of corporate cash flow is made of dividends received from Power Financial, which is also a holding company. For more details about Power Financial's corporate cash flows, readers are referred to the corresponding section of this analysis.

In 2003, dividends declared on the Corporation's participating shares amounted to $0.9375, compared with $0.79375 per share in 2002, an increase of 18 per cent. This reflects in particular the increase in dividends

Consolidated Cash Flows

For the years ended December 31 (in millions of dollars)	2003	2002
Cash flow from operating activities	2,624	1,786
Cash flow from financing activities	736	(772)
Cash flow from investing activities	(2,202)	(603)
Increase in cash and cash equivalents	1,158	411
Cash and cash equivalents, beginning of year	3,001	2,590
Cash and cash equivalents, end of year	4,159	3,001

declared by Power Financial on its common shares, which amounted to $1.205 in 2003, compared with $1.0400 in 2002.

Shareholders' equity

Shareholders' equity at the end of 2003 was $6,042 million, compared with $5,387 million at the end of 2002. Excluding non-participating shares, participating shareholders' equity amounted to $5,493 million at year-end 2003, compared with $4,834 million a year earlier.

Non-participating shares are the four series of First Preferred Shares with an aggregate amount of $549 million at the end of 2003, of which $500 million is non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $49 million at year-end, have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. For more details about the preferred shares issued by the Corporation, readers are referred to Note 12 to the financial statements.

The increase in participating shareholders' equity is primarily due to:

- an increase of $967 million in retained earnings;

- a $312 million net negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments, through Power Financial, in GWL&A and in Pargesa, net of the impact of the cross-currency swap related to Power Financial's $150 million debentures.

Book value per participating share was $24.81 at the end of 2003, compared with $21.76 a year earlier. In 2003, the Corporation:

- issued 551,098 Subordinate Voting Shares (2002 – 1,022,600) under the terms of the Executive Stock Option Plan, resulting in an increase in stated capital of $6 million (2002 – $9 million); and
- purchased and cancelled 1,325,200 Subordinate Voting Shares for an aggregate amount of

$59 million, pursuant to its Normal Course Issuer Bid (2002 – nil).

Ratings of the Corporation

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Corporation upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, and assigned a corporate rating of A with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". The counterparty credit rating of Power Corporation is A and the outlook is negative.

Readers are referred to the respective sections concerning Power Financial, Lifeco and Investors Group for more information on the ratings of these companies.

New Accounting Policies

Costs associated with exit and disposal activities

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 – Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 – Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. Please refer to Note 16 for the impact of this standard on the financial statements of the Corporation.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and

Ratings of the Corporation

As of December 31, 2003	Dominion Bond Rating Service	Standard & Poor's Ratings Service [1]
Corporate rating/counterparty credit rating	A	A
Preferred shares – cumulative	Pfd-2	Canadian scale P-2 (high) Global scale BBB+
– non-cumulative	Pfd-2 n	Canadian scale P-2 (high) Global scale BBB+

[1] Ratings are on a negative outlook.

related judgments underlying the Corporation's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Corporation's businesses and operations.

(The Corporation's general policies are described in detail in Note 1 of the Consolidated Financial Statements.)

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

(Additional details regarding these adjustments and estimations can be found in Note 8 of the Consolidated Financial Statements.)

Income taxes – The Corporation has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefits. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

(These estimates are discussed in Note 17 of the Consolidated Financial Statements.)

Future Accounting Changes

Stock-based compensation and other stock-based payments
Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously, the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based

transactions with employees. On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees. The impact of adopting the new recommendations in the Corporation's consolidated financial statements will not be material.

Hedging relationships
Accounting Guideline 13 – Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of income. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges, even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation has reassessed its hedging relationships as at January 1, 2004 and has determined that the impact of adopting the new recommendation will not be material.

Off-Balance Sheet Arrangements
The following should be read in conjunction with the notes to the financial statements.

Derivative financial instruments
In the course of their activities the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market makers in such derivatives.

Transactions using derivative products may be implemented for hedging purposes, for asset/liability, interest rate, equity market price or foreign currency exchange management, or to synthetically replicate an investment for those situations where it is deemed to be more effective from a cost and flexibility perspective to do so, as compared to directly investing in a particular type of investment.

The Corporation and its subsidiaries have each established strict operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships; and
- monitoring of the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of these companies.

Derivative financial instruments used by the Corporation and its subsidiaries include in particular:

- interest-rate swaps and swaptions;
- equity index swaps and futures;
- forward sales contracts;
- equity options;
- currency options;
- cross-currency swaps;
- foreign exchange forward contracts; and
- credit derivatives.

As at December 31, 2003, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $10,354 million (2002 – $8,471 million), with a maximum credit risk and a total fair value of $473 million and $285 million, respectively, (2002 – $133 million and $(93) million). Maximum credit risk represents the current market value of the instruments which were in a gain position only; total fair value represents the total net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Note 1 to the financial statements for more details on the type of derivative financial instruments used by the Corporation and the related hedging strategies.

Securitizations

In the ordinary course of business, Investors Group enters into securitization transactions which serve as a source of funding for a variety of lending transactions. More specifically, Investors Group periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. Investors Group retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. Investors Group also transfers NHA-insured mortgages through the issuance of mortgaged-backed securities.

During the course of the year, Investors Group securitized principal amounts of $128 million, recognizing a net gain of $1 million on these transactions. As at December 31, 2003, the total value of securitized loans amounted to $669 million, while Investors Group's retained interests in these assets had a fair value of approximately $13 million.

Guarantees

In the normal course of operations, the Corporation and its subsidiaries may enter into agreements which may contain features that meet the definition of a guarantee, and while the maximum amount of the guarantee cannot always be determined given the nature of the future events which may or may not occur, any such arrangements that are material have been previously disclosed by the Corporation.

Commitments

Syndicated letters of credit – For certain types of reinsurance business written in the U.S., clients are required, pursuant to their insurance laws, to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$1,100 million of capacity. For more details on these syndicated letters of credit (which meet the definition of guarantees under AcG-14), please refer to Note 23 to the financial statements.

Crown Life acquisition agreements – As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

Subsequent Events

On January 14, 2004, Lifeco announced that Jefferson-Pilot Corporation had agreed to purchase the U.S. group business of its indirect subsidiary, Canada Life, subject to regulatory approvals. The Canada Life U.S. group business consists of group life, disability and dental insurance, and represents approximately US$340 million in annual premium (see also page 27).

On February 25, 2004, Investors Group announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of a common share of Investors Group Inc. for each IPC common share. Shareholders owning or controlling 54% of IPC's outstanding shares have agreed to irrevocably support the transaction. IPC, which was founded in 1996, is the fifth largest financial planning organization in Canada, with $7.1 billion of client assets under management and administration, including $1.2 billion of mutual fund assets under management. It serves the financial needs of Canadians through over 600 financial advisors. IPC will be operated as a separate entity and will be managed by its current leadership team. Subject to regulatory and shareholder approval, the transaction is expected to be completed in May 2004.

Results of Power Financial Corporation

General

This section is an overview of the results of Power Financial. To facilitate the presentation, discussion and analysis are based on condensed supplementary financial statements prepared by Power Financial's management, as in prior years. In these supplementary financial statements, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of Power Financial.

Presentation of results – non-GAAP financial measures
In analysing the financial results of Power Financial, net earnings are, as in previous years, subdivided into the following components:

- operating earnings; and

- other sources of earnings, referred to in this section as other income.

Operating earnings and other income as referred to above are defined in the same manner for Power Financial as they are for Power Corporation. Readers are referred to page 10 of this report for more information about the methodology used by Power Corporation.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided, further in this section, a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

Inclusion of Pargesa's results
As described earlier on page 11 of this report, Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP, including

adjustments for the purpose of eliminating the effect of amortization of goodwill.

Earnings Summary

Operating Earnings
Operating earnings of Power Financial for 2003 were $1,261 million or $3.43 per share, compared with $1,074 million or $2.97 per share in 2002. This represents a 15.5 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate
The contribution from Power Financial's subsidiaries and affiliate to operating earnings totalled $1,294 million in 2003, as against $1,087 million in 2002, an increase of $207 million or 19 per cent. This reflects primarily an increase in the contribution from Lifeco, as well as Investors Group and Parjointco.

The contribution from Lifeco to Power Financial's operating earnings grew from $719 million in 2002 to $894 million in 2003. Earnings per share of Lifeco increased by 18 per cent in 2003, before the impact of the restructuring charges incurred in connection with the acquisition of Canada Life (whose results have been included from July 10, 2003; see Note 16 to the financial statements). The increase also includes the additional contribution provided by the shares of Lifeco acquired during the year, primarily in connection with the private placements described earlier herein.

Investors Group contributed $312 million to operating earnings in 2003, compared with $288 million in 2002, reflecting an increase of 8.6 per cent in Investors Group's earnings per share, excluding the impact in 2003 of the reversal of a provision for restructuring costs, of an increase in the future income tax liability related to intangible assets, and of the dilution gain recorded by Investors Group in connection with the Canada Life transaction.

Parjointco, which holds Power Financial's interest in Pargesa, contributed $88 million to Power Financial's operating earnings in 2003, as against $80 million in 2002. The impact of the reversal of goodwill amortiza-

Condensed Supplementary Statements of Earnings

December 31 (in millions of dollars, except per share amounts)	2003 Total [1]	Per share	2002 Total [1]	Per share	Change
Contribution from subsidiaries and affiliate to operating earnings	1,294		1,087		
Results from corporate activities	(33)		(13)		
Operating earnings	1,261	3.43	1,074	2.97	15.5%
Other income	762	2.19	(86)	(0.25)	
Net earnings	2,023 .	5.62	988	2.72	

[1] Before dividends on preferred shares, which amounted to $67 million in 2003 ($45 million in 2002).

tion expense included in Pargesa's results represented approximately $0.11 per share in 2003 and $0.10 in 2002. These adjustments relate primarily to Pargesa's indirect share of goodwill amortization recorded by Bertelsmann.

Results from corporate activities, which represent the contribution of Power Financial to operating earnings, were a charge of $33 million in 2003, compared with a charge of $13 million in 2002. Corporate results include income from investments, interest and operating expenses, depreciation and income taxes.

The variance in results from corporate activities is primarily due to an increase in interest expense as a result of the issuance, in March 2003, of the $250 million debentures and an increase in operating expenses, partly offset by higher income from investments resulting from a higher average cash balance and rates of return in 2003, compared with 2002.

Preferred share dividends, which are included for the purpose of calculating operating earnings per share, were $67 million in 2003, as against $45 million in 2002. This increase reflects the impact of the issuance by Power Financial of Series F, First Preferred Shares in July 2002, Series H in December 2002, and Series I and J in March 2003, net of the redemption of Power Financial's Series B, First Preferred Shares in May 2003.

Other Income
Other income amounted to $762 million or $2.19 per share in 2003, compared with a charge of $86 million or $0.25 per share in 2002.

Other income in 2003 consisted primarily of a net dilution gain of $888 million (calculated on an equity basis) recorded in connection with the acquisition of CLFC by Lifeco, as a consequence of the net decrease of Power Financial's equity ownership in Lifeco due to the issuance of common shares to third parties at a price which was significantly higher than Lifeco's book value per share.

Also included in other income are:

• Power Financial's share of after-tax restructuring charges recorded by Lifeco in 2003 in connection with the acquisition of CLFC;

• Power Financial's share of special items recorded by Investors Group. In 2003, Investors Group recorded (i) a partial reversal, for an amount of $16 million after tax ($25 million before tax) of the provision for restructuring costs that was recorded in 2001 in connection with the acquisition of Mackenzie, and (ii) a charge of $25 million arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets;

• Power Financial's share of non-operating earnings derived from Pargesa;

• and other non-recurring items recorded at Power Financial, consisting principally of an increase in the provision to cover estimated dilution losses that would result from the future exercise of stock options granted by subsidiaries, as previously disclosed in the interim report for the third quarter of 2003.

Other income in 2002 consisted primarily of Power Financial's share of non-operating items recorded within the Pargesa group and, in particular, the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

Net Earnings
Net earnings, which include operating earnings and other income, were $2,023 million or $5.62 per share in 2003, compared with $988 million or $2.72 per share in 2002.

Reconciliation with Financial Statements

For the year ended December 31, 2003 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliate, other income, income taxes			
and non-controlling interests	2,698		2,698
Share of earnings of affiliate	88		88
Earnings before other income, income taxes			
and non-controlling interests	2,786		2,786
Other income		783	783
Earnings before income taxes and			
non-controlling interests	2,786	783	3,569
Income taxes	827	23	850
Non-controlling interests	698	(2)	696
Net earnings	1,261	762	2,023
Preferred share dividends	(67)		(67)
Attributable to common shareholders	1,194	762	1,956
Per share	3.43	2.19	5.62

For the year ended December 31, 2002 (in millions of dollars, except per share amounts)	Operating earnings	Other income	Total
Earnings before share of earnings of affiliate, other income, income taxes			
and non-controlling interests	2,203		2,203
Share of earnings of affiliate	80		80
Earnings before other income, income taxes			
and non-controlling interests	2,283		2,283
Other income		(85)	(85)
Earnings before income taxes and			
non-controlling interests	2,283	(85)	2,198
Income taxes	749		749
Non-controlling interests	460	1	461
Net earnings	1,074	(86)	988
Preferred share dividends	(45)		(45)
Attributable to common shareholders	1,029	(86)	943
Per share	2.97	(0.25)	2.72

Financial Position, Liquidity and Capital Resources

Condensed Supplementary Balance Sheet

December 31	Consolidated basis		Equity basis [1]	
(in millions of dollars)	**2003**	2002	**2003**	2002
Cash and cash equivalents	**3,646**	2,437	**215**	753
Investments	**81,060**	51,119	**8,577**	6,392
Other assets	**21,254**	14,763	**79**	62
Total	**105,960**	68,319	**8,871**	7,207
Actuarial liabilities	**66,999**	44,508		
Other liabilities	**19,668**	10,022	**334**	202
Long-term debt	**4,198**	2,313	**400**	150
	90,865	56,843	**734**	352
Non-controlling interests	**6,958**	4,621		
Shareholders' equity				
Preferred shares	**1,250**	1,050	**1,250**	1,050
Common shareholders' equity	**6,887**	5,805	**6,887**	5,805
Total	**105,960**	68,319	**8,871**	7,207
Consolidated assets and assets under administration	**242,333**	172,815		

[1] Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

Consolidated basis
The variance of $38 billion in total assets in 2003 is primarily due to the impact of the acquisition of Canada Life by Lifeco, including related goodwill and intangible assets, for $5 billion.

Long-term debt increased from $2,313 million to $4,198 million on a consolidated basis, reflecting in particular (i) the inclusion of Canada Life long-term debt, and (ii) the impact of additional long-term debt resulting from the new financings made by Lifeco, Investors Group and Power Financial in 2003, net of repayments of $403 million.

The variance in non-controlling interests reflects in particular the issuance of preferred shares by Lifeco, net of redemptions of existing preferred shares, and the increase in non-controlling interests resulting from the decrease in Power Financial's ownership in Lifeco.

Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, compared with $36 billion in 2002; the increase in 2003 includes the impact of the acquisition of Canada Life, which added $24 billion in segregated fund assets. Investors Group's mutual fund assets at market value, including those of Mackenzie, were $75 billion in 2003 and $68 billion in 2002.

For more details about Lifeco's and Investors Group's assets and liabilities, readers are referred to the corresponding subsections of this MD&A, as well as to the notes to Power Financial's financial statements.

Equity basis
Under this presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $215 million at the end of 2003, compared with $753 million at the end of 2002. The decrease reflects primarily the impact of the investment in Lifeco common shares, partly offset by the net proceeds from new financings made in 2003. In aggregate, Power Financial invested $1,021 million in common shares of Lifeco, including $800 million through private placement (excluding the $100 million investment made by Investors Group).

These investments were financed from existing cash as well as from the proceeds of the issue by Power Financial in March 2003 of $250 million of 30-year debentures, and of $200 million of Series I (perpetual) and $150 million of Series J (10-year soft-retractable) preferred shares. In addition, in May 2003, Power Financial redeemed its outstanding Series B, First Preferred Shares for an aggregate cash consideration of $153 million, including $3 million in accrued dividends.

In the course of managing its own cash and cash equivalents, Power Financial may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial enters into currency-hedging transac-

tions from time to time with highly rated financial institutions. At December 31, 2003, 98 per cent of the $215 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco. The carrying value of Power Financial's investments in its subsidiaries and affiliate increased by $2,185 million in 2003. This increase primarily reflects:

(i) the investments made by Power Financial in common shares of Lifeco;

(ii) the impact of the dilution gain recorded in connection with the acquisition of CLFC by Lifeco;

(iii) Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received; and

(iv) the net negative variation in foreign currency translation adjustments, related principally to Power Financial's indirect investments in GWL&A and Pargesa. At the end of 2003, the Swiss franc and the U.S. dollar exchange rates were 9 and 18 per cent lower, respectively, than at the end of 2002.

Long-term debt issued by Power Financial amounted to $400 million at the end of 2003, compared with $150 million a year earlier, as a result of the issuance in March 2003 of the $250 million 6.90% 30-year debentures.

Cash flows

Consolidated cash flows
On a consolidated basis, cash and cash equivalents increased from $2.4 billion to $3.6 billion in 2003.

Cash flows from operating activities in 2003 reflect in particular the inclusion of Canada Life operations since July 10, 2003.

Included in cash flows from financing activities are dividends paid and the proceeds from the various financings (excluding shares issued to CLFC shareholders), net of repayments or redemptions of debt and preferred shares. In 2003, this included:

• proceeds from the issuance in March by Power Financial of preferred shares, Series I and J, and long-term debt for an aggregate amount of $600 million, net of $150 million representing the cash consideration paid by Power Financial in connection with the redemption of First Preferred Shares, Series B;

• proceeds from the issuance by Lifeco of $1,196 million of long-term debt, net of debt repayments for $128 million, and redemption of preferred shares for $102 million; and

• proceeds from the issuance by Investors Group of $300 million of long-term debt, net of repayments for $275 million.

Cash flows from investing activities included in 2003 the cash effect of the acquisition of Canada Life by Lifeco, for a net amount of $1,826 million.

Corporate cash flows
Corporate cash flows represent cash flows of Power Financial when Lifeco and Investors Group are accounted for on an equity basis.

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate (see table on page 23) and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, in turn depends on sufficient funds received from its principal subsidiaries, which are subject to restrictions set out in relevant insurance and corporate laws and regulations which require that certain solvency and capital standards be maintained. Certain operations of Investors Group

Consolidated Cash Flows

For the years ended December 31 (in millions of dollars)	2003	2002
Cash flow from operating activities	2,534	1,752
Cash flow from financing activities	747	(936)
Cash flow from investing activities	(2,072)	(499)
Increase in cash and cash equivalents	1,209	317
Cash and cash equivalents, beginning of year	2,437	2,120
Cash and cash equivalents, end of year	3,646	2,437

POWER FINANCIAL CORPORATION

also have to comply with liquidity requirements established by regulatory authorities.

In 2003, dividends declared on Power Financial's common shares amounted to $1.205 per share, compared with $1.040 per share in 2002, an increase of 16 per cent. The holders of common shares of Power Financial benefited from increased dividends from its subsidiaries and affiliate.

Shareholders' equity

Shareholders' equity at the end of 2003 was $8,137 million, compared with $6,855 million at the end of 2002.

The increase in shareholders' equity is primarily due to:

- a net increase of $200 million in preferred shares outstanding, including gross proceeds from the issuance of Series I and J First Preferred Shares in March 2003 for an aggregate $350 million, less $150 million of Series B, First Preferred Shares which were redeemed in May 2003;

- a $1,526 million increase in retained earnings;

- a $452 million negative net variation in foreign currency translation adjustments, relating primarily to Power Financial's indirect investments in GWL&A and Pargesa, as well as to the cross-currency swap in connection with the $150 million debentures.

At the end of 2003, eight distinct series of first preferred shares were outstanding, for an aggregate amount of $1,250 million. Series A, D, E, F, H and I are perpetual preferred shares, representing an aggregate

amount of $950 million (of which $850 million are non-cumulative). Each of these series is redeemable in whole or in part at the option of the Corporation from specific dates. The balance of $300 million are non-perpetual preferred shares, which are non-cumulative.

Excluding first preferred shares, common shareholders' equity amounted to $6.9 billion at year-end 2003, compared with $5.8 billion at year-end 2002. Book value per common share was $19.77 at the end of 2003, compared with $16.73 a year earlier. In 2003, Power Financial issued 1,560,000 common shares (2002 – 155,000) under the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $8 million (2002 – $1 million).

Ratings of Power Financial

In February 2003, at the time the proposed acquisition of CLFC by Lifeco was initially announced, both Dominion Bond Rating Service (DBRS) and Standard & Poor's Ratings Service (S&P) issued press releases in which they announced that they proposed changes to the ratings of Power Financial upon the closing of the acquisition. Following the closing, on July 10, 2003, DBRS lowered its ratings by one notch, with a stable trend. S&P lowered all of the ratings which had been placed on "Credit Watch" in February 2003 by one notch. At the same time, S&P removed these ratings from "Credit Watch". S&P has assigned a counterparty credit rating of A+ and given its ratings a "negative outlook". Ratings of Power Financial at year-end are summarized in the table below.

Dividends

For the years ended December 31 (per share)	Current annualized dividend [1]	2003 Dividend	2002 Dividend
Great-West Lifeco Inc. (C$)	1.29	1.125	0.945
Investors Group Inc. (C$)	1.10	0.99	0.86
Pargesa Holding S.A. – bearer share (SF)	92	86	80

[1] Lifeco and Investors Group: based on quarterly dividends declared in January 2004.
Pargesa dividend to be approved at its May 2004 Annual General Meeting.

Ratings of Power Financial

As of December 31, 2003	Dominion Bond Rating Service	Standard & Poor's Ratings Service [1]
Senior debentures	A (high)	A+
Preferred shares – cumulative	Pfd-2 (high)	Canadian scale P-1 (low) Global scale A-
– non-cumulative	Pfd-2 (high) n	Canadian scale P-1 (low) Global scale A-

[1] Ratings are on a negative outlook.

Selected Consolidated Financial Information

For the years ended December 31 (in millions of dollars, except per common share amounts)	2003	2002	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	12,441	11,187	11
Self-funded premium equivalents (ASO contracts) [1]	8,218	9,564	(14)
Segregated fund deposits: [1]			
Individual products	3,034	2,293	32
Group products	4,510	4,382	3
Total premiums and deposits	28,203	27,426	3
Bulk reinsurance – initial ceded premiums [2]	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1
Paid or credited to policyholders [2]	8,346	12,593	(34)
Net income attributable to:			
Preferred shareholders	41	31	32
Common shareholders before restructuring costs	1,215	931	31
Restructuring costs [3]	20	–	
Common shareholders	1,195	931	28
Per common share			
Basic earnings before restructuring costs	2.998	2.530	18
Restructuring costs after tax [3]	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17
Dividends paid	1.125	0.945	19
Book value per common share	16.72	11.68	43
Return on common shareholders' equity			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
At December 31			
Total assets	97,451	60,071	62
Segregated fund assets [1]	61,699	36,048	71
Total assets under administration	159,150	96,119	66
Capital stock and surplus	8,590	4,708	82

[1] Segregated fund deposits and self-funded premium equivalents (ASO contracts)
   The financial statements of a life insurance company do not include the assets, liabilities, deposits and with-drawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

[2] During 2003, as part of a risk-rebalancing program related to the acquisition of CLFC, a number of bulk rein-surance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,372 million.

[3] Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 million after tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures.

Highlights of Operating Results

For the year ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31 per cent, compared with $931 million for 2002, or $2.998 per common share, an increase of 18.5 per cent, compared with $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for 2003. The results of CLFC are included from July 10, 2003.

Total premiums and deposits, before deduction of initial ceded premiums of $5.4 billion related to bulk reinsurance of a block of in-force liabilities, increased 3 per cent overall. Within this result, risk-based products were up 11 per cent over 2002, and fee-based products down 3 per cent. Fee and other income was up 1 per cent from 2002.

Source of Net Income

Consolidated net income of Lifeco consists of the net operating earnings of Great-West Life and GWL&A, including Canada Life from the date of acquisition, together with Lifeco's corporate results.

Lifeco's major reportable segments are:

- **Canada/Europe** – made up of the Canada/Europe operations of Great-West Life, including London Life and Canada Life, as well as applicable allocations of Lifeco corporate activities.

- **United States** – made up of the operations of GWL&A and the United States branch business of Great-West Life, including the United States business of Canada Life, as well as any applicable allocations of Lifeco corporate activities.

- **Lifeco corporate** – made up of the holding company activities of Lifeco not associated with the major business units.

The following table shows the net income attributable to common shareholders by Lifeco's major reportable segments:

Net Income Attributable to Common Shareholders

For the years ended December 31 (in millions of dollars)	2003	2002	% Change
Canada/Europe segment			
Total business units	693	461	50
Allocation of Lifeco corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43
United States segment			
Total business units	375	321	17
Foreign exchange translation	218	169	
Total U.S. segment	593	490	21
Lifeco corporate			
Total holding company	(7)	–	
Restructuring costs	(20)	–	
Total Lifeco corporate	(27)	–	
Total Lifeco	1,195	931	28

Canada/Europe

The operations of the Canada/Europe segment of Lifeco are presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life and Canada Life:

- **Group Insurance** – life, health, disability, and creditor insurance products for group clients.

- **Individual Insurance & Investment Products** – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.

- **Europe/Reinsurance** – insurance and wealth management products for both group and individual clients in Europe, as well as reinsurance and retrocession business primarily in Canada, the United States and Europe niche markets.

- **Corporate** – business activities and operations not associated with the major business units of Canada/Europe operations.

Canada/Europe net earnings of Lifeco attributable to common shareholders for 2003 were $629 million, compared with $441 million for 2002.

The 2003 earnings result was due to both strong operating earnings for Great-West Life and London Life, as well as the inclusion of Canada/Europe results of CLFC from the date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

Total assets under administration for Canada/Europe more than doubled to over $112.1 billion, including $49.8 billion attributable to the inclusion of Canada Life.

Group Insurance Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 15 per cent to $4.1 billion in 2003. The growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for health care inflation. Sales results were up a modest 1 per cent overall. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated, reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small- and mid-sized case market increased 8 per cent overall.

Individual Insurance & Investment Products Individual life insurance sales, measured by annualized premium, increased by 30 per cent to $140 million in 2003, while revenue premium exceeded $1.9 billion. Sales of participating policies increased 19 per cent in 2003 and continued strong in the age 50+ wealth management market.

Total sales of disability income products and critical illness insurance increased by 42 per cent in 2003, for a total of $34 million in new annualized premium.

The **Retirement & Investment Services** Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40 per cent during 2003, or 14 per cent excluding Canada Life assets acquired during the year.

The company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer

Premiums and Deposits – Canada/Europe Operations

Years ended December 31 (in millions of dollars)

	2003	2002		2003	2002	
	Premiums and Deposits		% Change	Sales		% Change
Group Insurance	4,103	3,575	15	323	319	1
Individual Operations						
Life insurance	1,942	1,655	17	140	108	30
Living benefits	153	127	20	34	24	42
Retirement & Investment Services	3,856	3,086	25	3,218	2,992	8
Europe/Reinsurance	5,816	3,922	48	5,185	3,922	32
Total premiums and deposits	15,870	12,365	28	8,900	7,365	21
Bulk Reinsurance	(2,716)	–	–			
Net premiums and deposits	13,154	12,365	6			

for *Freedom 55 Financial* and Great-West Life investment representatives. Mutual fund assets distributed by Quadrus licensed investment representatives increased 40 per cent over 2002, which included successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2003, sales of mutual funds through Quadrus increased 27 per cent.

Europe/Reinsurance The Europe/Reinsurance Division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Division consists of two distinct businesses: Europe, which comprises operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Total premiums of this new business unit of Lifeco were made up of insurance and wealth management premiums of $2.1 billion and reinsurance premiums of $3.7 billion.

Bulk Reinsurance The Group Insurance and Individual Insurance business units of Great-West Life and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Statements of Earnings as a result of the transaction.

Bulk Reinsurance – Canada/Europe

(in millions of dollars)	Group Insurance	Individual Insurance	Total
Premium income	(2,716)	–	(2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	–	–	–

United States

The discussion of operating results is presented in terms of the major business units of GWL&A:

- **Great-West Healthcare** – health plans and life and disability insurance products for group clients.

- **Financial Services** – retirement savings products and services for public, private and non-profit employers, corporations and individuals, and life insurance products for individuals and businesses.

- **Corporate** – business activities and operations not associated with the major business units of United States operations.

United States consolidated net income of Lifeco attributable to common shareholders for 2003 was $593 million, compared with $490 million for 2002.

The 2003 earnings result was primarily due to favourable morbidity in Great-West Healthcare (formerly called Employee Benefits) and the inclusion of the United States operations of CLFC from the date of acquisition, which represents approximately $45 million.

Total assets under administration in the United States increased 13 percent to $47.1 billion, $9.7 billion attributable to the inclusion of Canada Life, somewhat offset by the change in foreign exchange translation rates.

Healthcare The 2003 premiums and deposits were US$5.6 billion, a decrease of US$0.6 billion from 2002, and fee income was US$606 million, a decrease of 8 per cent, both due to lower medical membership levels.

Subsequent to year-end, on January 14, 2004, the company announced the proposed sale of the Canada Life U.S. group life and health insurance business (excluding stop-loss) to Jefferson-Pilot Corporation, subject to regulatory approvals. This business represents approximately US$340 million in annual premium. The transaction should not have a significant impact on the financial results of Great-West Healthcare in 2004.

The total life and health block of business is composed of 1.9 million members at December 31, 2003, down from 2.2 million members a year ago.

Financial Services Total premiums and deposits were US$3.2 billion in 2003, a decrease of US$0.2 billion from 2002.

Retirement participant accounts, including third-party administration and institutional accounts, increased 5 per cent in 2003, from 2,159,910 at December 31, 2002 to 2,265,713 at December 31, 2003. Although the segment experienced a decrease in one large case termination of 117,000 participant accounts in the first quarter of 2003, this was offset by growth from sales and increased participation in existing case sales during 2003.

In 2003, the company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population. At December 31, 2003, there were 116,739 policies in force, compared with 74,080 at December 31, 2002.

Bulk Reinsurance The Great-West Healthcare business unit of GWL&A entered into a bulk reinsurance

agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts. This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third-quarter Summary of Consolidated Statements of Earnings as a result of these transactions:

Bulk Reinsurance – U.S.

(in millions of dollars)	Healthcare	Financial Services	Total
Premium income	(563)	(2,093)	(2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	–	–	–

Lifeco Corporate

The Lifeco corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the company.

The operating results for Lifeco corporate were a charge of $27 million in 2003 (n/a for 2002) and are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring costs: following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC. Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, restructuring costs of $31 million pre-tax ($20 million after tax) have been included in net income attributable to share-holders' Lifeco corporate segment.

- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

Financial Position, Liquidity and Capital Resources

Total assets and assets under administration were $159.2 billion at year-end 2003, an increase of $63.0 billion from 2002. Assets under administration include segregated funds of $61.7 billion at December 31, 2003, compared with $36.0 billion at the end of 2002, an increase of $25.7 billion, and general fund assets of $97.5 billion, an increase of $37.3 billion over 2002. This reflects in particular the impact of the acquisition of Canada Life, which added $33.9 billion in general fund assets and $24.2 billion in segregated fund assets in 2003. Excluding the impact of CLFC, assets under administration increased $4.9 billion or 5 per cent year-over-year.

Increase in goodwill and intangible assets results from the acquisition of CLFC.

Obligations to policyholders made up 83 per cent of total liabilities at the end of 2003 (91 per cent at year-

Premiums and Deposits – United States Operations

Years ended December 31 (in millions of dollars)

	2003	2002		2003	2002	
	Premiums and Deposits		% Change	Sales		% Change
Healthcare						
Group life and health	7,842	9,786	(20)	891	1,176	(24)
Financial Services						
Individual Markets	1,000	1,147	(13)	283	545	(48)
Retirement Savings	3,491	4,128	(15)	1,811	1,452	25
Total premiums and deposits	12,333	15,061	(18)	2,985	3,173	(6)
Bulk Reinsurance	(2,656)	–	–			
Net premiums and deposits	9,677	15,061	(36)			

Excluding the changes in foreign exchange translation rates, total premiums and deposits in 2003 decreased 8 per cent, comprising a 10 per cent decrease for Great-West Healthcare and a 5 per cent decrease for Financial Services.

end 2002). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

In 2003, Great-West Life, London Life and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term insurance basis, and group life, long-term disability and group annuity business on a co-insurance/funds with-held basis. In the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 million and an increase for the same amount in funds held under reinsurance contracts.

During 2003, Lifeco paid dividends of $1.125 per common share, for a total amount of $459 million for the year. This represents a dividend payout ratio of 38.1 per cent of 2003 earnings (2002 – 37.4 per cent), and a 2003 dividend yield (dividends as a percentage of average high and low market prices) of 2.8 per cent

(2002 – 2.6 per cent). Book value per common share was $16.72 at December 31, 2003, compared with $11.68 at December 31, 2002. Capital stock and surplus (excluding non-controlling interests) increased by $3.9 billion to $8.6 billion in 2003. On July 10, 2003, in connection with the acquisition of CLFC, Lifeco issued $2,102 million of common shares and $796 million of preferred shares to CLFC common shareholders, and $900 million of common shares from treasury to Power Financial and Investors Group via private placements, for a total of $3.8 billion. On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-Cumulative First Preferred Shares for a total of $102 million. In 2003, Lifeco purchased a total amount of $155 million of its common shares under its normal course issuer bid. Total capital and surplus (including non-controlling interests) of $11.0 billion at December 31, 2003 was 12.7 per cent of total liabilities, compared with $6.8 billion or

Condensed Balance Sheet

December 31 (in millions of dollars)	2003	2002
Invested assets	83,116	51,551
Funds withheld by ceding insurers	4,142	4,786
Goodwill and intangible assets	6,663	1,687
Other assets	3,530	2,047
Total assets	97,451	60,071
Policy liabilities	71,498	48,296
Funds held under reinsurance contracts	4,655	–
Other liabilities	10,289	5,016
Non-controlling interests	2,418	2,051
Preferred shares	1,125	430
Common shareholders' equity	7,466	4,278
Liabilities, capital stock and surplus	97,451	60,071
Segregated fund assets	61,699	36,048

Ratings of Lifeco and Major Subsidiaries

Rating Agency	Measurement	Lifeco	Great-West Life	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on a negative outlook.
  All credit ratings of Lifeco and its major subsidiaries were reviewed during 2003.

12.7 per cent in 2002. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of The Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements and Great-West Life's ratio is 190 per cent, a very solid level for the industry (223 per cent at the end of 2002).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. GWL&A has estimated risk-based capital to be 375 per cent at December 31, 2003 (428 per cent at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life and health business (see also page 27).

Asset Quality

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $234 million or 0.3 per cent of portfolio investments at December 31, 2003, compared with $139 million or 0.3 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Lifeco's exposure to non-investment grade bonds was 2.3 per cent of the portfolio at the end of 2003, down slightly from 2.6 per cent at December 31, 2002.

Cash Flows

The increase in cash flows from operations for the twelve-month period is essentially attributable to the inclusion of CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common

shares and debentures, as well as the utilization of credit facilities.

Risk Management and Control Practices

Risks associated with policy liabilities
Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. The significant risks and related monitoring and control practices of Lifeco's operating companies are:

Claims risks Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations.

Persistency (Policy Termination) risk Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment-related risk Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Board of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment.

Cash Flows

December 31 (in millions of dollars)	2003	2002
Cash flows relating to the following activities:		
Operations	2,098	1,394
Financing	1,390	(595)
Investment	(1,939)	(724)
Increase in cash and certificates of deposits	1,549	75
Cash and certificates of deposits, beginning of year	912	837
Cash and certificates of deposits, end of year	2,461	912

Reinsurance risk   Products with mortality and morbidity risks have specific limits of retention approved by the Board of Directors on the recommendation of the Actuary. The company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

Risks associated with invested assets
The company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. Investment and Lending Policies, as well as Investment Procedures and Guidelines are approved annually by either the Board of Directors or a subcommittee of the Board of Directors. The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change. For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

   Interest rate risk is also managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. For products with uncertain timing of benefit payments, investments are made in fixed-income assets with cash flows of shorter duration than the anticipated timing of the benefit payments.

Credit risk   It is company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Liquidity risk   The company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

Foreign exchange risk   Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Risks associated with the investment fund business
Market risk   The company's investment fund business is fee-based, with revenue and profitability based on the market value of the investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the company limits its risk exposure to any particular market.

Integration of Canada Life
The acquisition of Canada Life has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. The anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. Speed and quality are two critical success factors for the integration. The company has made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life. Lifeco is leveraging the combined expertise and experience of the Lifeco and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

Outlook

With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for a long-term earnings growth. Lifeco's subsidiaries remained tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West Life and GWL&A. In Canada, Lifeco's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the market place. Lifeco's Europe/Reinsurance operations represent a strong diversified platform for growth with expanded products and services offering an increased market presence. In the United States, Lifeco has positioned itself to respond effectively to changes in the health care market place and expects its defined contribution plan and 401(k) business to continue to grow.

Highlights of Operating Results

Net income attributable to common shareholders for the year ended December 31, 2003, excluding the items noted below, was $533.5 million, compared with $491.1 million in 2002. Diluted earnings per share on this basis were $2.01, compared with $1.85 in 2002, an increase of 8.6 per cent. The figure in 2003 excludes:

* a dilution gain of $14.8 million, recorded in the third quarter, resulting from the reduction in Investors Group's percentage ownership of Lifeco related to the acquisition of CLFC;

* the reversal, in the fourth quarter, of $24.8 million ($15.6 million after tax) of restructuring costs related to the acquisition of Mackenzie; and

* a non-cash income tax charge of $24.8 million, recorded in the fourth quarter, arising from increases in Ontario income tax rates and their effect on the future income tax liability related to indefinite life intangible assets.

Summarized Financial Information

For the years ended December 31
(in millions of dollars, except per share amounts)

	2003	2002	% Change
Net income attributable to common shareholders			
Excluding dilution gain, restructuring reversal and income tax charge [1]	534	491	8.6
Including dilution gain, restructuring reversal and income tax charge	539	491	9.8
Diluted earnings per share			
Excluding dilution gain, restructuring reversal and income tax charge [1]	2.01	1.85	8.6
Including dilution gain, restructuring reversal and income tax charge	2.03	1.85	9.7
Return on equity			
Excluding dilution gain, restructuring reversal and income tax charge [1]	18.9%	19.2%	
Including dilution gain, restructuring reversal and income tax charge	19.1%	19.2%	
Dividends per share	0.99	0.86	15.1
Book value per share	10.83	9.82	10.3
Mutual funds			
Investors Group			
Sales	4,021	4,916	(18.2)
Net sales (redemptions)	(839)	(109)	N/M
Assets under management	40,904	37,588	8.8
Mackenzie Financial Corporation			
Sales	5,282	5,998	(11.9)
Net sales (redemptions)	(69)	288	(124.1)
Assets under management	33,770	30,860	9.4
Combined mutual fund assets under management	74,674	68,448	9.1
Corporate assets	6,292	5,987	5.1
Insurance in force (face amount)	31,307	27,546	13.7
Securities operations assets under administration	5,785	4,938	17.2
Mortgages serviced	6,425	6,938	(7.4)
Deposits and certificates	729	709	2.9

[1] Refer to table on page 33 for a reconciliation of non-GAAP financial measures.

Including these items, net income attributable to common shareholders was $539.1 million or $2.03 per share in 2003. This compares with net income attributable to common shareholders of $491.1 million and earnings per share of $1.85 in 2002.

The company's reportable segments, which reflect the current organizational structure, are:

• Investors Group;

• Mackenzie; and

• Corporate and Other.

Management of the company measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown in the Condensed Statements of Income on page 34.

Investors Group

Investors Group's core business provides a comprehensive range of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

Consultants

Investors Group distinguishes itself from its competition by offering personal, long-term financial planning to its clients. At the centre of this relationship is a national distribution network of highly skilled consultants working from 111 Financial Planning Centres across Canada. At the end of 2003, Investors Group had 3,223 consultants, compared with 3,324 in 2002. The percentage of consultants with more than four years' experience remained steady at 60.5 per cent, compared with 60.9 per cent a year earlier.

Investors Group is focused on growing its distribution network through the retention of existing consultants and the attraction of new industry professionals. Although the financial markets and the overall business environment improved in 2003, investor confidence was slow to recover. While this affected the recruitment efforts, retention levels improved in the second half of the year, and the consultant network grew in both the third and fourth quarters of 2003, the first consecutive quarters of growth since 1998.

Investors Group implemented a number of significant changes in 2003 designed to enhance the competitiveness of the product and service offering to its clients as well as changes aimed at providing greater value to consultants. These included:

• a comprehensive review and realignment of its pricing structure to enhance competitiveness;

• a realignment of its consultants' compensation and support to be more competitive, including a deferred compensation component designed to promote consultant retention;

• the introduction of *Symphony*™, as discussed further in this report;

• the enhancement of the Investors Group *Advantage*™ technology platform, which delivers additional flexibility, capability and productivity; and

• the introduction of *Solutions Banking*™ in June 2003, a suite of banking products and services through National Bank of Canada that expands Investors Group's financial-planning platform to include a greater proportion of its clients' balance sheets.

Products and services

Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's long-term goals and tolerance for risk.

Reconciliation of Non-GAAP Financial Measures

| For the years ended December 31 | 2003 | | 2002 | |
(in millions of dollars, except per share amounts)	Net income	Per share	Net income	Per share
Net income attributable to common shareholders, excluding the following items (non-GAAP results)	534	2.01	491	1.85
Dilution gain	15	0.05		
Restructuring reversal, net of tax	15	0.06		
Non-cash income tax charge	(25)	(0.09)		
Net income attributable to common shareholders (GAAP results)	539	2.03	491	1.85

In October 2003, Investors Group launched *Symphony*™, an enhanced strategic investment planning approach. *Symphony*™ is designed to help consultants build their business with a sophisticated investment discipline, backed by a process that provides a sound methodology for measuring a client's risk tolerance. Based on that assessment, consultants are able to provide appropriate risk-adjusted recommendations using Investors Group's extensive offering of funds. *Symphony*™ is a scientific and fully integrated approach to strategic investment planning support, which simplifies the asset allocation process and provides Investors Group with a high degree of competitive differentiation.

Consultants also look beyond investments to offer clients insurance products, banking services, mortgages and tax planning.

Review of segment operating results

Investors Group earns revenue primarily from the management, administration and distribution of 147 Investors *Masterseries*™, partner and managed asset investment funds. This includes:

- management fees for advising and managing its mutual funds;

- fees charged to its mutual funds for administrative services, through certain of its subsidiaries, and trustee services, through Investors Group Trust Co. Ltd.; and

- distribution fees charged to mutual fund account holders, which include redemption fees or back-end loads on mutual funds subject to a deferred sales charge.

Condensed Statements of Income

For the years ended December 31 (in millions of dollars)	Investors Group 2003	Investors Group 2002	Mackenzie 2003	Mackenzie 2002	Corporate & other 2003	Corporate & other 2002	Total 2003	Total 2002
Fee income	971	1,030	743	783			1,714	1,813
Net investment income and other	104	100	20	18	36	9	160	127
	1,075	1,130	763	801	36	9	1,874	1,940
Operating expenses								
Commissions	191	196	284	302			475	498
Non-commission	236	254	257	281	1		494	535
	427	450	541	583	1		969	1,033
Earnings before interest and taxes	648	680	222	218	35	9	905	907
Restructuring reversal							25	
Interest expense [1]							(86)	(80)
							844	827
Dilution gain							15	
Income before income taxes and discontinued operations							859	827
Income taxes [2]							299	317
Income before discontinued operations							560	510
Discontinued operations								2
Net income							560	512
Preferred dividends							21	21
Net income available to common shareholders							539	491
Net income, excluding dilution gain, restructuring reversal and income tax charge (non-GAAP financial measures)							534	491

[1] Interest expense represents the cost of financing the Mackenzie acquisition and totalled $86 million in 2003, compared with $80 million in 2002. During 2003, the company refinanced $275 million of the BA's related to the Mackenzie acquisition with a portion of the proceeds from the debentures issued in December 2002 and the two debentures issued in 2003. The refinancing resulted in an increase in the effective rate of interest on long-term debt related to the Mackenzie acquisition.

[2] The effective rate of tax was 34.8 per cent in 2003, compared with 38.4 per cent in 2002. The company benefited from statutory tax rate reductions, excluding Ontario, as well as other tax benefits, which were partly offset by the non-cash charge of $25 million related to future income tax liability on intangible assets with an indefinite life, as explained earlier. This charge increased the 2003 effective tax rate by 2.9 per cent.

Fee income is also earned from the distribution of insurance products, through I.G. Insurance Services Inc., and the provision of securities services through Investors Group Securities Inc. Additional revenue is derived from mortgage, banking and investment certificate operations.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2003 were $648.5 million, compared with $680.5 million in 2002, as shown on the Condensed Statements of Income.

Fee income

To provide a stable level of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. Mutual fund assets under management totalled $40.9 billion at December 31, 2003, an increase of 8.8 per cent from $37.6 billion in 2002. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance.

For the year ended December 31, 2003, sales of Investors Group mutual funds through its consultant network were $4.02 billion, a decrease of 18.2 per cent from 2002. This compares to an overall industry decrease in mutual fund sales of 14.3 per cent. Mutual fund redemptions totalled $4.86 billion for the same period, a decrease of 3.3 per cent from $5.02 billion in 2002. Investors Group's redemption rate for long-term funds increased to 10.7 per cent in 2003 from 10.2 per cent in 2002, but remains well below the corresponding redemption rate of 14.1 per cent for all other members of IFIC. Net redemptions of Investors Group mutual funds were thus $839 million in 2003, compared with net redemptions of $109 million in 2002. Investment management services provided attractive levels of returns during the year as mutual fund assets increased by $4.2 billion or 11.1 per cent of opening assets due to market appreciation, consistent with overall industry growth. Overall, net change in assets was $3.3 billion in 2003.

In 2003, management fee income decreased by $46.0 million or 5.8 per cent to $741.4 million, reflecting a decline of 4.5 per cent in average daily mutual fund assets in 2003 compared with 2002.

Administration fees totalled $138.3 million in 2003, down 6.9 per cent from $148.6 million in 2002. Fees charged to the mutual funds for administrative services declined due to reductions in related expenses. Trustee fees declined due to reduced average mutual fund assets during the year.

Distribution fee income was $91.9 million in 2003, compared with $93.6 million in 2002. This decrease was due to lower redemption fee income consistent with the decline in redemptions subject to those fees. Overall, fee income totalled $971.6 million in 2003, compared with $1,029.6 million in 2002.

Net investment income and other

Net investment income and other includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Lifeco, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt, but excludes interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $104.0 million, an increase of 3.5 per cent from $100.5 million in 2002. The increase is due principally to the increase in Investors Group's share of earnings of Lifeco, offset in part by lower mortgage banking revenue.

Operating expenses

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense in 2003 decreased by $4.0 million or 2.0 per cent, to $191.3 million, compared with $195.3 million in 2002.

The decrease in commission expense was related to:

- lower average mutual fund assets under management resulting in lower asset retention bonus expense; and

- lower mutual fund sales in 2003.

Non-commission expenses declined $18.5 million to $235.8 million in 2003 from $254.3 million in the previous year and represents a decrease of 7.3 per cent. This decline was primarily due to:

- the impact of synergies related to the transition work completed with Mackenzie;

- management of discretionary expenses;

- improvements in productivity and the benefits derived from continued investment in technology;

- the decrease in average assets on which subadvisory fees are based; and

- reductions in consultant network support costs as a result of lower transactional activity levels and a smaller number of consultants during the year.

Management of the company continues to focus on expense reduction measures beyond the opportunities created by the transition activities. Investors Group has been able to gain these efficiencies and reduce expenses without affecting the quality of service provided to its clients and consultants.

Mackenzie

Mackenzie is a multifaceted investment management and financial services corporation whose core business is the management and administration of mutual funds on behalf of Canadian investors and their financial advisors.

Asset management operations

As at December 31, 2003, more than one million clients held Mackenzie mutual funds and segregated funds. Total Mackenzie assets under management and administration increased 11.3 per cent during the year to amount to $38.3 billion.

In 2003, Mackenzie received eight awards at the Canadian Investment Awards Gala. Mackenzie has now been home to the "Analysts' Choice Fund Manager of the Year" award for five of the past six years. Industry recognition also came from the Morningstar™ fund-ranking service. In December, they reported that for the sixth consecutive month Mackenzie offered the most funds with a five-star rating.

Product development, service and positioning

Mackenzie is a recognized product innovator in Canada and is constantly striving to develop better products that improve the after-tax return to investors. In recent years, Mackenzie has faced significant competition from structured yield products. Management is confident that it can meet these competitive market forces at lower costs for financial advisors and their clients.

In December 2003 Mackenzie filed a preliminary prospectus for Symmetry, a product which will be very competitive with the in-house wrap businesses developed by some distributors. Symmetry portfolios are constructed to meet each investor's unique profile using strategic asset allocation.

Dealer, trust and administrative services

MRS Group partners with independent financial advisors and their dealer firms to provide product and service solutions that increase their competitive advantage in the market place. MRS Group is composed of Multiple Retirement Services Inc., a mutual fund dealer, M.R.S. Trust Company, a federally regulated trust company, M.R.S. Securities Services Inc., an IDA member firm, and Winfund Software Corp., a developer and distributor of back-office software. These companies work together to support Canadian investment and mutual fund dealers and their financial advisors.

MRS Group services 900,000 registered and investment accounts. More than 9,500 independent financial advisors representing some 400 dealer firms across Canada choose MRS Group for their clients.

Review of segment operating results

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2003 were $221.4 million, compared with $217.9 million in 2002.

Fee and net investment income
Mackenzie's mutual fund assets under management totalled $33.8 billion at December 31, 2003, an increase of 9.4 per cent from $30.9 billion at December 31, 2002. Market performance positively impacted mutual fund assets by $3.0 billion during the year. Sales of long-term funds (excluding money market and managed yield funds) were $4.0 billion in 2003, compared with $4.3 billion in 2002, a decline of 8.1 per cent. Net sales of long-term funds were $209 million in 2003, compared with $700 million in 2002.

Management fees were $554.7 million for the year ended December 31, 2003, a decrease of $37.9 million from $592.6 million in 2002. This decline is consistent with the 4.3 per cent decrease in Mackenzie's average mutual fund assets under management and the decline in the average management fee rate.

Administration fees include the following main components: operating expenses charged to funds, fees earned from administering certain Labour Sponsored Venture Capital Funds, and trustee and other administration fees generated from the MRS Group account administration business. Administration fees increased by $1.8 million to $148.5 million in 2003, compared with $146.7 million in 2002.

Distribution revenue, which represents fees earned on the redemption of mutual fund units sold on a deferred sales charge basis, decreased $4.7 million to $39.6 million from $44.3 million in the previous year, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in 2003 was $19.9 million, an increase of $2.3 million from $17.6 million in 2002. The increase in the current year is attributed to a gain realized on the disposition of real estate held for sale.

Operating expenses

Commission expense, which represents the amortization of deferred selling commissions, decreased $11.5 million to $141.7 million from $153.2 million in 2002.

Trailer fees paid to dealers were $142.3 million in 2003, a decrease of $6.7 million from $149.0 million in the previous year. This decline is consistent with the overall decrease in Mackenzie's average mutual fund assets under management.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses decreased $23.8 million to $257.3 million in 2003, from $281.1 million in the previous year. This decline was primarily due to:

- synergies related to the transition work with Investors Group;

- management of discretionary expenditures;

- lower distribution fees paid to a limited partnership, consistent with the decline in average assets financed by limited partnership vehicles; and

- reduction in subadvisory expenses due to the internalization of certain fund mandates and the renegotiation of a number of subadvisory agreements in 2002 and 2003.

Corporate and Other

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected higher levels of net investment income and other in 2003 compared to 2002. In addition, the figure for 2002 included a $12.2 million charge to income related to the writedown of the company's investments in mutual funds, in accordance with its accounting policy on securities.

Financial Position, Liquidity and Capital Resources

The company's on-balance sheet assets totalled $6.29 billion at December 31, 2003, compared with $5.99 billion at December 31, 2002.

The company's holdings of securities were $106.2 million at December 31, 2003, a decrease of $50.0 million or 32.0 per cent from 2002. Securities currently represent 1.7 per cent of total assets as compared with 2.6 per cent at December 31, 2002. The market value of the company's portfolio at December 31, 2003 exceeded cost by $125.1 million, consistent with the prior year-end.

The company continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market and credit risk associated with the securities portfolio, a Senior Management Investment Committee monitors and regularly reviews the company's portfolio and approves all purchases.

Loans, including mortgages and personal loans, decreased by $21.0 million to $528.0 million at

Condensed Balance Sheets

December 31 (in millions of dollars)	2003	2002
Cash and cash equivalents	969	771
Securities	106	156
Loans	528	549
Investment in affiliate	461	321
Deferred selling commissions	764	727
Other assets	334	337
Goodwill and intangible assets	3,130	3,126
Total assets	6,292	5,987
Deposits and certificates	729	709
Other liabilities	938	942
Long-term debt	1,404	1,386
Shareholders' equity	3,221	2,950
Preferred shares	360	360
Common shareholders' equity	2,861	2,590
Total liabilities and shareholders' equity	6,292	5,987

December 31, 2003 and represent 8.4 per cent of total assets compared to 9.2 per cent in 2002. This decrease comprised $66.5 million in mortgages and personal loans related to the company's intermediary activities and an increase of $45.5 million in residential loans related to the company's mortgage banking operations.

At December 31, 2003, impaired loans totalled $2.2 million, unchanged from the prior year, and represented 0.40 per cent of the total loan portfolio, compared with 0.38 per cent at December 31, 2002. The company monitors its credit risk management policies continuously to evaluate their effectiveness. These policies and practices have resulted in the effective control of impaired loans. Management of the company continued its conservative policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses exceeded impaired mortgages and loans by $19.3 million as at December 31, 2003, compared with $19.4 million at December 31, 2002.

Liquidity

The company's operating liquidity is required for:

- financing ongoing operations, including the funding of selling commissions internally;

- temporarily holding mortgages in its mortgage banking facility;

- meeting regular interest and dividend obligations related to long-term debt and preferred shares;

- payment of quarterly dividends on the company's outstanding common shares; and

- maintaining liquidity requirements for the company's regulated entities.

A key liquidity requirement for the company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company also maintains sufficient liquidity to fund and temporarily hold mortgages.

During the year, Investors Group repaid $275 million of the Floating Bankers' Acceptances due May 30, 2006 which were related to the acquisition of Mackenzie. On July 10, 2003 it purchased, by way of private placement, 2,662,690 common shares of Lifeco for total cash consideration of $100 million in support of the acquisition of CLFC.

Liquidity can also be provided through the company's ability to raise funds in domestic debt and equity markets, as evidenced by the funds raised to finance its acquisition of Mackenzie and by the funds raised through the $175 million and the $300 million in debentures issued in December 2002 and March 2003, respectively, which solidified a longer term capital structure and thus increased financial flexibility.

Capital resources

Shareholders' equity increased to $3.22 billion as at December 31, 2003 from $2.95 billion at December 31, 2002. During 2003, long-term debt increased marginally to $1.40 billion from $1.39 billion at December 31, 2002. The company refinanced a portion of its long-term debt, extending terms at attractive interest rates while increasing its financial flexibility. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

The quarterly dividend per common share was increased to 25.5 cents in 2003.

Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2003, both Standard & Poor's Ratings Service (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS. Management is confident that the company's current capital resources are adequate and can support its activities during 2004.

Condensed Statements of Cash Flows

December 31 (in millions of dollars)	2003	2002
Cash flows from operating activities	442	356
Cash flows from financing activities	(230)	(663)
Cash flows from investing activities	(14)	224
Increase (decrease) in cash and cash equivalents	198	(83)
Cash and cash equivalents, beginning of year	771	854
Cash and cash equivalents, end of year	969	771

Outlook

The financial services environment

The financial services industry continues to experience considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;

- increasing ease of investment in capital markets;

- greater knowledge and understanding of investment products among the general public; and

- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company operates in a highly competitive environment and competes with other mutual fund companies and with other financial services organizations, including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2003 reflected continued consolidation within the financial services industry.

Investors Group and Mackenzie are well positioned to enhance the company's competitive position in both the mutual fund and the financial services industries. Investors Group and Mackenzie continue to pursue additional opportunities for product and service enhancements and operating efficiencies.

During 2003:

- Management met its transition plan objective, which was to achieve $100 million (pre-tax basis) of synergies per year on a run-rate basis in the second year following acquisition. This consisted of $75 million per year in synergies to the company's shareholders and $25 million per year in synergies to Investors Group and Mackenzie mutual fund clients. Synergies realized by mutual fund clients are based upon reductions in fund operating costs.

- The company completed the largest systems conversion in the history of the Canadian mutual fund industry in November 2003. Mackenzie and Investors Group merged their transfer agency and unitholder record-keeping systems into one shareholder administration system, preserving the integrity and privacy of their respective client bases. Both Mackenzie and Investors Group unitholders will benefit from economies of scale from the combined platform.

- Both Mackenzie and Investors Group developed innovative products and strategic investment planning tools to assist clients in building optimal investment portfolios.

This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

The Regulatory Environment

The company is subject to complex and changing legal and regulatory requirements with the company's principal regulators, including the provincial and territorial governments in Canada. The company's activities are also regulated by the Canadian Securities Administrators, its member constituents and various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse effect on the company. The company supports all regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members. Management looks forward to future developments that will further these objectives.

Review of mutual fund industry practices

The Ontario Securities Commission, the Mutual Fund Dealers Association and other regulatory bodies are reviewing trading practices in the Canadian mutual fund industry and have requested information from mutual fund companies and dealers regarding "late trading" and "market timing" activities. Each of Investors Group and Mackenzie has provided detailed responses, on a timely basis, to the questionnaires issued by these regulators. The company supports this initiative to strengthen the Canadian mutual fund industry and will co-operate fully with the regulators in their efforts to obtain and assess relevant information.

Other Risk Factors

Market risk

Stronger financial markets in 2003 led to growing investor confidence and increases in the level of assets under management. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets and sales. In addition, these factors can result in increased redemptions of mutual funds.

Redemption rates

The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.7 per cent at December 31, 2003, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.2 per cent, excluding the company's mutual funds.

Investors Group and Mackenzie provide consultants and independent financial advisors with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisors can also play a key role in educating investors about the value of portfolio diversification. In periods of declining markets and market volatility, the company's consultants and independent financial advisors are effective in reminding clients of the benefits of long-term investing.

Distribution risk

Investors Group consultant network – Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with particular clients, which can lead to a strong and personal client relationship, based on the client's trust in that individual consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts, which could have an adverse effect on Investors Group's results of operations and business prospects.

Mackenzie – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Highlights

Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2003, held a 61.4 per cent voting interest (unchanged from 2002) and a 54.4 per cent equity interest (2002 – 54.6 per cent) in Pargesa Holding S.A., the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty mineral sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2003 was $1.6 billion, as in 2002. Power Financial's share of earnings of Parjointco, net of dividends received, has been offset by negative foreign currency translation adjustments. An organization chart is presented on page 45.

As at December 31, 2003, Pargesa held a 48 per cent interest (2002 – 48.1 per cent) in the Belgian holding company Groupe Bruxelles Lambert (GBL) representing 50.3 per cent of the voting rights (2002 – 50.2 per cent). GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.5 per cent interest (54.3 per cent in 2002) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100 per cent of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy) and Suez (energy, water and waste services).

Over the last few years, Pargesa has taken steps to focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control, or in which it has a substantial interest. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

Pargesa Group – Financial Information

As at December 31, 2003 (in millions of dollars) [1]	Pargesa Holding S.A.	Groupe Bruxelles Lambert
Cash and temporary investments	3	298 [2]
Long-term debt	246 [3]	30
Shareholders' equity	6,341	10,341
Market capitalization	5,803	10,064

[1] Foreign currencies have been converted into Canadian dollars at year-end rate.
[2] Net of debt and exchangeable bonds due in 2004 for an amount of $540 million.
[3] Drawdowns from bank credit facilities maturing in 2004 and 2005.

Pargesa – Breakdown of Adjusted Net Asset Value (flow-through basis)

As of December 31, 2003 (in millions of dollars)	Net assets (Pargesa's share)	%
Total (3.6 per cent)	2,705	39
Bertelsmann (25.1 per cent) [1]	1,307	19
Imerys (53.5 per cent)	1,704	24
Suez (7.2 per cent)	962	13
Other investments	176	3
Net cash and short-term assets net of long-term debt [2]	161	2
	7,015	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates.
Figures have been converted into Canadian dollars using an exchange rate of 1.0441.
[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2003.
[2] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

The group now owns, through a simple holding structure, four main investments representing more than 93 per cent of Pargesa's adjusted net asset value, as shown in the table on page 41.

At the end of December 2003, the adjusted net asset value was $7,015 million, corresponding to a value per Pargesa share of SF3,989 (SF3,345 at the end of 2002). Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of the share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

Cash Earnings

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Total and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, are accounted for at cost and, accordingly, only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this method, share of operating earnings of the holdings subject to equity accounting (Imerys and Bertelsmann) is replaced by the share of dividends received from those companies. Pargesa's Board of Directors has proposed to raise the dividend from SF86 to SF92 at the May 2004 Annual General Meeting of Shareholders.

Consolidated Earnings

Pargesa saw its operating earnings grow from SF176 million in 2002 to SF192 million in 2003. Imerys posted in 2003 an 11 per cent increase in its net operating income expressed in Euros. The contribution from Bertelsmann to operating earnings, which includes as in 2002 Pargesa's share of the preferred dividend paid by Bertelsmann, also reflects an improvement in operating results. Total paid in 2003 a higher dividend than in 2002, while the dividend paid by Suez remained the same as the previous year. Overall, the contribution from the four main holdings to operating earnings increased by SF33 million, which was partly offset by a decrease in corporate results from group holding companies.

In 2003, Pargesa recorded non-operating earnings of SF24 million, compared with a loss of SF301 million in 2002. The 2003 non-operating income reflects in particular Pargesa's share of the gain recorded by Bertelsmann on the sale of the specialty magazine group BertelsmannSpringer and on the sale of its interest in barnesandnoble.com, net of non-recurring charges. In 2002, the loss consisted primarily of Pargesa's share of an adjustment recorded by Bertelsmann in the carrying value of its interest in Zomba Music Group.

Bertelsmann was affected in 2003 by the weakness of the U.S. dollar against the Euro. This primarily affected Random House and BMG. The outset of a global economic recovery observed during the year differed greatly by geographic region. While the U.S. economy recovered appreciably, especially in the second half of the year, the Euro region was slow to follow suit, in Germany in particular, where the economy remained quite stagnant.

Pargesa Holding S.A. – Contribution to Operating Cash Earnings [1]

	Flow-through cash earnings	
(in millions of Swiss francs, except per share amounts)	2003	2002
Imerys	41.1	34.4
Bertelsmann	89.6	99.0
Total	71.9	65.4
Suez	38.4	37.7
Cash earnings from major holdings	241.0	236.5
Contribution from other participations	6.2	6.3
Operating results of holdings	(35.0)	(23.4)
Pargesa flow-through cash earnings	212.2	219.4
Cash earnings per share	126	130
Pargesa dividend per share [2]	92	86

[1] See definition above.
[2] Subject to approval by shareholders at the May 2004 Annual General Meeting.

Despite a difficult environment, operating EBITA increased 20 per cent over 2002 to €1,123 million ($1,777 million), while operating return on sales improved from 5.1 per cent to 6.7 per cent. Major contributors to this increase were RTL Group, Arvato and DirectGroup. Total revenues for the year declined 8.3 per cent to €16.8 billion ($26.6 billion). Adjusted for currency and portfolio impacts, the total group revenues remained quite stable as compared to 2002.

In addition, Bertelsmann recorded capital gains of €620 million ($981 million) in 2003, primarily on the disposal of BertelsmannSpringer, the specialist publishing group, and of its position in barnesandnoble.com and of the group's Eastern European newspaper businesses. The results of the year were also affected by restructuring charges recorded at BMG, primarily as a result of the integration of the Zomba Music Group acquired in 2002, and by a €234 million ($370 million) provision for a lawsuit from two former employees of AOL Germany against Bertelsmann. Bertelsmann has taken no reserve with respect to a legal action instituted against it in connection with Napster. Bertelsmann is of the view that the action is without merit. Net income was €154 million ($244 million) for the year, compared with €928 million ($1,376 million) in 2002, which included significant capital gains. Net financial debt was reduced from €2.7 billion ($4.5 billion) in 2002 to €0.8 billion ($1.3 billion) at the end of 2003.

Total performed well in 2003, benefiting from a 5 per cent increase in its production of oil and the impact of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf. This brought net operating earnings, excluding non-recurring items, to €7.3 billion ($11.5 billion), up 17 per cent from 2002, representing on the same basis a 23 per cent increase in earnings per share due to a substantial share buy-back program.

The results for 2003 were significantly affected by the fall of the U.S. dollar against the Euro, the currency used by Total to report its financial statements. Expressed in dollars for purposes of comparison with other major oil companies, net earnings per share, excluding non-recurring items, rose 47 per cent, one of the best performances in the industry. Net income for the year, including non-recurring items, amounted to €7.0 billion ($11.1 billion), up 18 per cent from 2002.

Suez posted revenues of €39.6 billion ($62.7 billion) almost unchanged compared with 2002, despite assets disposals. Ninety per cent of 2003 revenues were generated in Europe and in North America, 80 per cent of which came from Europe. Organic growth, on the basis of the constant exchange rate and group structure, was 6.1 per cent, driven by all business sectors.

EBITDA totalled €6.0 billion ($9.5 billion), a decrease of 17.1 per cent compared to 2002. On a constant exchange rate and group structure basis, EBITDA increased by 4.9 per cent. The energy sector contributed €4.0 billion ($6.3 billion), a decrease of 3 per cent; on a comparable basis, EBITDA from this sector increased by 8.3 per cent. The EBITDA from the environment sector increased 4.7 per cent on a comparable basis, but decreased substantially when taking into account the unfavourable foreign exchange fluctuations and the major disposals made in 2003, particularly Nalco, Northumbrian and Cespa.

The group's income was affected by the implementation of the 2003-2004 Action Plan, the principal objectives of which are the strengthening of its financial structure and the improvement in the return on capital. In addition to the disposals in the environment sector mentioned above, the group withdrew from the communications sector, disposed of several of its non-strategic assets and cancelled insufficiently profitable contracts. These steps reduced net debt from €26 billion ($43 billion) in 2002 to €15 billion ($24 billion) at year-end 2003 and to €13.9 billion ($22.6 billion) by the end of February 2004.

Despite highly adverse conditions, including a weaker dollar and rising energy costs, Imerys improved its main financial indicators in 2003. Net operating income grew for the twelfth consecutive year and the operating margin continued to rise, reaching 13.6 per

Pargesa Holding S.A.

December 31 (in millions) as reported by Pargesa	2003		2002	
	SF	$ [1]	SF	$ [1]
Operating earnings	192	200	176	178
Goodwill amortization [2]	(8)	(9)	(8)	(9)
Non-operating earnings [3]	24	25	(301)	(304)
Net earnings	208	216	(133)	(135)

[1] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.

[2] Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.

[3] Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.

cent as compared with 12.6 per cent in 2002. Financial debt was reduced further, from 78.8 per cent of shareholders' equity at the end of December 2002 to 69.9 per cent in 2003. This performance was driven by increasing sales after two difficult years, positive changes in the price/product mix ratio, the effect of ongoing programs to reduce production costs and lower net financial expenses.

In Pigments for Paper, global demand for printing and writing paper showed a modest recovery in 2003, but with strong geographical disparities. In Specialty Minerals, market demand also varied, improving in the construction and floor tile segments but sluggish in tableware and automobile markets. In Refractories, many end markets continued to perform poorly, particularly in metallurgy, and conditions were difficult for the Abrasives segment as well. For the Building Materials segment, the French terracotta tile market grew in 2003 with expanding renovation activities, while terracotta products continued to gain ground against concrete products.

Net income for Imerys was €160 million ($253 million), an increase of 12 per cent over 2002.

Looking to the Future

The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.

Breakdown of Net Earnings of Pargesa (flow-through basis) [1]

As of and for the years ended December 31 (in millions of Swiss francs)	Cumulative equity interest %	Pargesa's economic interest %	Contribution to Pargesa's earnings 2003	2002
Contribution from principal holdings				
• Equity accounted				
Imerys (industrial)	53.5	39.6	118	101
Bertelsmann (media and entertainment)	25.1	12.0	(5)	(14)
• Non-consolidated				
Total (energy)	3.6	1.7	72	65
Suez (energy, water, waste services)	7.2	3.5	38	38
			223	190
Other holdings			3	8
Operating earnings from holding companies			(34)	(22)
Operating earnings before goodwill amortization			192	176
Goodwill amortization [2]			(8)	(8)
Non-operating earnings			24	(301)
Net earnings in Swiss francs			208	(133)
Net earnings in Canadian dollars [3]			217	(135)

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments made by Power Financial to conform with Canadian GAAP.
[2] Goodwill amortization refers to goodwill amortization recorded by holding companies on their investments.
[3] Average Swiss franc to Canadian dollar: 1.0418 in 2003 and 1.0112 in 2002.



Above percentages denote participating equity interest as of December 31, 2003.
[1] Pargesa held 50.3 per cent of the voting rights in GBL at December 31, 2003.

▌ Distribution of Adjusted Net Asset Value of Pargesa
At December 31, 2003



See also table on page 41

Selected Annual Information

Selected annual information for the years ended December 31 (in millions of dollars, except per share amounts)	2003	2002	2001
Revenues	15,747	19,000	18,332
Operating earnings[1]			
in millions of dollars	812	703	646
per share – basic	3.52	3.07	2.87
Net earnings[2]			
in millions of dollars	1,268	645	618
per share – basic	5.57	2.81	2.74
per share – diluted	5.48	2.76	2.69
Consolidated assets	107,723	70,136	68,730
Consolidated assets and assets under administration[3]	244,096	174,632	182,641
Consolidated long-term debt	4,289	2,393	2,544
Shareholders' equity	6,042	5,387	4,692
Book value per share	24.81	21.76	19.38
Number of participating shares outstanding			
Participating Preferred Shares (millions)	24.4	24.4	24.4
Subordinate Voting Shares (millions)	196.9	197.7	196.7
Dividends per share (declared)			
Participating Shares	0.9375	0.79375	0.6750
First Preferred Shares			
1986 Series[4]	1.6398	1.4534	2.2041
Series A	1.4000	1.4000	1.4000
Series B	1.3375	1.3375	1.3375
Series C[5]	1.4500	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this report.

[2] Net earnings include other income in addition to operating earnings and, in 2001, direct and indirect goodwill amortization expense of $75 million or $0.34 per share (goodwill is no longer amortized since 2002) as well as the Corporation's share of specific items recorded by Lifeco for $128 million or $0.58 per share.

[3] Assets under administration include segregated funds of Lifeco and Investors Group's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $62 billion in 2003, $36 billion in 2002 and $39 billion in 2001; the increase in 2003 includes the impact of the acquisition of Canada Life. Investors Group's mutual fund assets include those of Mackenzie Financial, which was acquired in 2001; mutual fund assets were $75 billion in 2003, $68 billion in 2002 and $75 billion in 2001.

[4] See Note 12 to the financial statements.

[5] Issued in December 2002.

Summary of Quarterly Results

Selected quarterly information (in millions of dollars, except per share amounts)	2003				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	4,873	4,562	21	6,291	4,950	4,273	4,996	4,798
Operating earnings								
in millions of dollars	174	220	201	217	171	196	172	164
per share – basic	0.75	0.95	0.87	0.95	0.75	0.86	0.75	0.71
Other income								
in millions of dollars	(7)		479	(16)		(1)	(42)	(15)
per share – basic	(0.03)		2.15	(0.07)		(0.01)	(0.19)	(0.06)
Net earnings								
in millions of dollars	167	220	680	201	171	195	130	149
per share – basic	0.72	0.95	3.02	0.88	0.75	0.85	0.56	0.65
per share – diluted	0.71	0.94	2.97	0.85	0.74	0.83	0.55	0.64

Earnings – fourth quarter of 2003

Operating earnings for the fourth quarter of 2003 were $217 million or $0.95 per share, compared with $164 million or $0.71 per share for the same period in 2002. The contribution from subsidiaries to operating earnings increased by 29 per cent, primarily as a result of an increase in the contribution from Power Financial. Other income was a charge of $15 million or $0.07 per share in the fourth quarter of 2003, compared with a charge of $16 million or $0.06 per share in the fourth quarter of 2002.

As a result, net earnings for the quarter were $201 million or $0.88 per share, compared with $149 million or $0.65 per share in the fourth quarter of 2002.

Basis of presentation and summary of accounting policies

The consolidated financial statements of the Corporation, which are the basis of information presented in the MD&A, have been prepared in accordance with Canadian GAAP, and presented in Canadian dollars as in previous years. (Please refer to Note 1 to the financial statements.)

Inclusion of Pargesa's results

Through its wholly owned subsidiary, Power Financial Europe B.V., Power Financial holds a 50 per cent interest in Parjointco, which at December 31, 2003, held an approximate 54.4 per cent equity interest in Pargesa. The Pargesa portfolio is primarily made up of investments in four large European operating companies, which are held by Pargesa directly or through its affiliated Belgium holding company, GBL. These four companies are Imerys, in which Pargesa and GBL held at December 31, 2003 a 27.1 per cent and a 26.4 per cent equity interest, respectively; Bertelsmann, in which GBL held a 25.1 per cent equity interest; Suez and Total, in which GBL held a 7.2 per cent and 3.6 per cent interest, respectively. Pargesa, GBL, Imerys, Bertelsmann, Suez and Total are subject to disclosure and accounting standards which vary according to their jurisdiction and applicable law. Pargesa's financial statements are prepared in accordance with Swiss generally

accepted accounting principles, financial statements of GBL and Bertelsmann are prepared in accordance with International Financial Reporting Standards ("IFRS") and Imerys' financial statements are prepared in accordance with French generally accepted accounting principles. Pargesa and Imerys have announced they expect to adopt IFRS for financial reporting purposes in 2005.

Pargesa's financial results are not consolidated within Power Financial's financial statements, but accounted for using the equity method. The indirect interests in Suez and Total are shown at cost in GBL's financial statements.

In preparing its financial statements, Power Financial has used accounting information received from Pargesa which is intended to be the same in all material respects as that which would have been produced under IFRS standards on an ongoing basis.

Financial Position, Liquidity and Capital Resources

A discussion of the Corporation's Financial Position, Liquidity and Capital Resources is included on pages 13 to 15 of the MD&A. The respective sections of the MD&A relating to Power Financial, Lifeco and Investors Group also contain disclosure concerning these matters with respect to each of these subsidiaries.

In addition, the following table provides a summary of future consolidated contractual obligations:

		Payments due by period			
(in millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt [1]	4,289	16	372	629	3,272
Operating leases [2]	754	161	246	164	183
Purchase obligations [3]	22	11	11	–	–
Sub-total	5,065	188	629	793	3,455
Other commitments [4]	589				
Total	5,654				
Letters of credit [5]					

[1] Please refer to Note 9 to the financial statements for further information.
[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.
[3] Purchase obligations primarily represent commitments to acquire goods and services.
[4] Includes $327 million of contractual commitments by Lifeco, which are essentially commitments relating to investment transactions made in the normal course of operations in accordance with Lifeco's policies and guidelines, that are to be disbursed upon fulfillment of certain contract conditions; $312 million of such commitments had a maturity of less than one year, with the balance maturing within 1 to 3 years. The balance represents principally $254 million of outstanding commitments from Power Corporation to make future capital contributions to investment funds; the exact amount and timing of each capital contribution cannot be determined.
[5] A Letter of Credit (LOC) is a written commitment provided by a bank to a beneficiary on behalf of a client (the applicant) of the bank. Under an LOC, the issuing bank, in accordance with the terms and conditions specified by the applicant, will accept or pay drafts drawn by the beneficiary against the LOC. In the event that an amount is drawn by the beneficiary, the bank will make a payment to the beneficiary for the amount drawn and the applicant will become obligated to repay this amount to the bank. Lifeco, through certain of its operating subsidiaries, provides LOCs in the normal course of business. In order to conduct reinsurance business in the U.S., London Reinsurance Group (LRG), as a non-U.S. licensed reinsurer, must provide collateral to U.S. insurance companies in order for these companies to receive statutory capital credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions. The aggregate amount of this LOC facility is US$1,100 million, and the amount issued at December 31, 2003 was US$925 million. On January 5, 2004, the amount issued was reduced to US$818 million. Refer to Note 23 of the 2003 financial statements. At December 31, 2003, the Canada Life

Assurance Company (Canada Life) as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:
- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life Ireland Re. (US$241 million);
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow statutory capital credit in the U.K. for a loan made to The Canada Life Group (UK) Limited (£117 million); and
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third-party non-U.S. licensed reinsurers (US$112 million).

Summary of critical accounting policies

The Corporation's general accounting policies are described in detail in Note 1 to the financial statements. A specific discussion of certain major accounting policies – Actuarial Liabilities, Income Taxes and Employee Future Benefits, which require the use of estimates, has been provided in the section "Summary of Critical Accounting Policies" on page 15 of the MD&A.

Accounting estimates are also used in particular with respect to the following items:
- impairment tests on goodwill and intangible assets (refer to Note 1 to the financial statements), which involve the use of estimates and assumptions appropriate in the circumstance;
- deferred selling commissions. As described in Note 1 to the financial statements, commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group changed the period of amortization to reflect a more accurate estimate of their useful life; this estimate is also consistent with that used by Mackenzie. Investors Group regularly reviews the carrying value of the deferred selling commissions.

Future accounting changes

As described on page 16 of the MD&A and in Note 1 to the financial statements, amended Section 3870 – *Stock-based Compensation and Other Stock-based Payments* and Accounting Guideline 13 – *Hedging Relationships* became effective on January 1, 2004. In addition, Accounting Guideline 15 – *Consolidation of Variable Interest Entities* and Section 3860 – *Financial Instruments, Disclosure and Presentation* will become effective January 1, 2005. The Corporation will review the potential impact that these new accounting requirements may have on its financial statements.

Financial Instruments and Other Instruments

The following table presents the carrying value and the fair value of on-balance sheet financial instruments (please refer to Note 19 to the financial statements), as well as the fair value of derivative financial instruments (please refer to Note 20 to the financial statements).

Fair value is determined using the following methods and assumptions:
- the fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection;

	Millions			
	2003		**2002**	
	Book value	Fair value	Book value	Fair value
	$	$	$	$
Assets				
Cash and cash equivalents	**4,159**	**4,159**	3,001	3,001
Investments (excluding real estate)	**80,305**	**82,550**	50,669	52,641
Other financial assets	**6,391**	**6,391**	6,158	6,158
Total financial assets	**90,855**	**93,100**	59,828	61,800
Liabilities				
Policy liabilities	**71,498**	**74,243**	48,296	50,484
Deposits and certificates	**729**	**738**	709	718
Long-term debt	**4,289**	**4,535**	2,393	2,490
Other financial liabilities	**10,795**	**10,795**	3,811	3,811
Total financial liabilities	**87,311**	**90,311**	55,209	57,503
Derivative financial instruments		**285**		(93)

- the fair value of shares and bonds is valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used;
- the fair value of mortgage loans is determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk;
- the fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them;
- the fair value of deposit liabilities is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks;
- the fair value of long-term debt is determined by reference to current market prices for debt with similar terms and risks; and
- the fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Risks

The section relating to Lifeco on pages 30 and 31, under the heading Risk Management and Control Practices, contains disclosure concerning certain developments with respect to:
- risks associated with policy liabilities;
- risks associated with invested assets;
- risks associated with the investment fund business; and
- integration of Canada Life.

Lifeco's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. In 2003, Lifeco earned fee income of $1,831 million related to businesses involving the provision of investment management and other fee-based services. Included in this amount were $699 million in fees for managing segregated funds, of which approximately 70 per cent of these funds relate to managing equity-type segregated funds. The level of fee income derived in connection with the management of equity-type segregated funds is sensitive to prevailing equity market conditions. Accordingly, movements in equity market levels will produce variability in the level of investment management fees derived from this type of business.

The degree of geographic diversification in Lifeco's business operations creates exposure to fluctuations in foreign currency. To address potential volatility in the operating results, Lifeco management has followed the practice of executing forward foreign currency contracts to hedge operating results denominated in foreign currency. This existing risk management program is being extended to include new foreign currency exposures assumed in connection with the acquisition of CLFC.

As of December 31, 2003, all of GWL&A's estimated U.S. dollar exposure for 2004 had been hedged at $1.5683, and approximately 25 per cent of GWL&A's estimated U.S. dollar exposure for 2005 had been hedged at $1.5526. In addition, approximately two-thirds of CLFC's estimated pound sterling exposure for 2004 had been hedged at $2.2739.

Selected Annual Information – Summary of Quarterly Results

Pages 46 and 47 of the MD&A provide selected financial information with respect to Power Corporation, in tabular form for each of the three most recently completed years and the eight most recently completed quarters (ending December 31, 2003).

Selected Annual Information
Page 46 contains selected annual information relating to the Corporation. As of the date of the MD&A (April 2, 2004) the number of Subordinate Voting Shares outstanding was 197,583,500, due to the exercise of stock options and the purchase of shares for cancellation since January 1, 2004.

Two major transactions were completed during the period. Investors Group acquired Mackenzie on April 21, 2001, and the operations of Mackenzie have been included in the financial statements from that date. In addition, as described elsewhere in this MD&A, on July 10, 2003, Lifeco acquired CLFC and the operations of CLFC have been included from that date.

Summary of Quarterly Results
Certain reinsurance transactions, which are described more fully in the MD&A on page 47 and in Note 14 to the financial statements, were entered into by Great-West, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues of the third quarter 2003 compared to other quarters.

As discussed in more detail on page 47 of the MD&A, the contribution from Lifeco to operating earnings for the third and fourth quarters of 2003 includes the effects of the acquisition of CLFC by Lifeco and the additional contribution provided by the additional shares of Lifeco acquired during the year, net of related financing costs. The one-time net dilution gain recorded by Power Financial in the third quarter and the impact of the restructuring charges expensed in the third and fourth quarters by Lifeco in connection with its acquisition of CLFC, as described in Note 16 to the financial statements, are included in other income.

The contribution from Pargesa to the second quarter operating earnings included (in 2002 and 2003) the impact of annual dividends received from Total and Suez, which are carried at cost as well as Pargesa's share of the preferred dividend received from Bertelsmann.

In addition, corporate results may from time to time include items which are difficult to predict, in particular in connection with the Corporation's portfolio of investment funds, securities and other assets.



POWER
CORPORATION
OF CANADA

QUARTERLY REPORT
for the three months ended March 31, 2004

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3   TELEPHONE (514) 286-7400   FAX (514) 286-7424

To the Shareholders

Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2004 were $209 million or $0.91 per share, compared with $174 million or $0.75 per share in the first quarter of 2003, an increase of 21 per cent on a per share basis.

Growth in operating earnings reflects a strong increase in the contribution from Power Financial, partly offset by a decrease in results from corporate activities.

Other income was a net charge of $2 million or $0.01 per share, compared with a charge of $7 million or $0.03 per share in the first quarter of 2003.

Net earnings for the first quarter of 2004 were $207 million or $0.90 per share, compared with $167 million or $0.72 per share in the first quarter of 2003.

RESULTS OF POWER FINANCIAL CORPORATION
Power Financial Corporation's operating earnings for the three-month period ended March 31, 2004 were $342 million or $0.93 per share, compared with $263 million or $0.71 per share in the first quarter of 2003, an increase of 31 per cent on a per share basis.

Growth in operating earnings reflects a strong increase in operating earnings of Power Financial's subsidiaries and affiliate, as well as the additional contribution provided by the shares of Great-West Lifeco acquired in 2003, net of related financing costs.

Other income was a net charge of $3 million or $0.01 per share, compared with a charge of $10 million or $0.03 per share in the first quarter of 2003.

Net earnings for the first quarter of 2004 were $339 million or $0.92 per share, compared with $253 million or $0.68 per share in the first quarter of 2003.



TWO-FOR-ONE STOCK SPLIT

The Board of Directors of the Corporation today approved, subject to the requisite approval of the holders of Subordinate Voting Shares and Participating Preferred Shares, a subdivision of the Corporation's Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis.

A special meeting of the holders of Subordinate Voting Shares and Participating Preferred Shares will be called for July 13, 2004 at 11:30 a.m. at which the holders of Subordinate Voting Shares and Participating Preferred Shares will be asked to consider and, if thought advisable, approve the stock splits. The proposed stock splits, if effected, would increase the number of Subordinate Voting Shares currently outstanding from 197,583,500 to 395,167,000 shares and increase the number of Participating Preferred Shares currently outstanding from 24,427,386 to 48,854,772 shares.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

May 12, 2004



Management's Discussion and Analysis of Operating Results

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month period ended March 31, 2004. This document should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Power Corporation and notes thereto for the three-month period ended March 31, 2004; Management's Discussion and Analysis of Operating Results for the year ended December 31, 2003 dated April 2, 2004 and filed on May 13, 2004 (the 2003 MD&A); and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2003.   Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

The information contained in the sections concerning Power Financial Corporation (Power Financial), Great-West Lifeco Inc. (Lifeco), Investors Group Inc. (Investors Group) and Pargesa Holding S.A. (Pargesa) has been summarized from quarterly information publicly disclosed by these companies.

OVERVIEW

Power Corporation of Canada is a holding company whose principal asset is its controlling interest in Power Financial. As of March 31, 2004, Power Corporation held a 66.4 per cent interest in Power Financial, compared with 67.1 per cent at the end of 2003. The decrease in Power Corporation's interest in its subsidiary results from the issuance by Power Financial of common shares under its Employee Stock Option Plan.

Power Financial holds substantial interests in the financial services industry through its controlling interest in Lifeco and Investors Group. Power Financial also holds an interest in Pargesa together with the Frère group of Belgium.



LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life) and the Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

At the end of March 2004, Power Financial and Investors Group held 70.4 per cent and 4.2 per cent, respectively, of Lifeco's common equity, representing approximately 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

INVESTORS GROUP

Investors Group Inc. is one of Canada's premier personal financial services company and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group and Mackenzie Financial Corporation (Mackenzie), which offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.



Investors Group, through a network of 3,200 consultants nationwide, provides personal financial solutions to its clients who receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management, and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.

At the end of March 2004, Power Financial and Great-West Life held 56.1 per cent and 3.5 per cent, respectively, of Investors Group's common equity.

On April 30, 2004, the shareholders of Investors Group Inc. approved a change in the name of the company to IGM Financial Inc. This change will only affect the name of the public company and does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie will continue to operate under their current names and through their existing brands. The new name reflects the evolution of the public company, and more accurately represents the structure of the organization today.

PARGESA

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann; oil, gas and chemicals through Total; energy, water and waste services through Suez; and specialty minerals through Imerys. Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each holds a 50 per cent interest in Parjointco N.V., which at the end of March 2004 held a 54.4 per cent equity interest in Pargesa representing 61.4 per cent of the voting rights of the company.

Through its wholly owned subsidiary, Gesca Ltée (Gesca), Power Corporation has an interest in the communications sector in Canada. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, among which *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. Among recent initiatives are the launch of the new format of *La Presse* in 2003; the investment in Workopolis, Canada's leading provider of



recruitment and job search solutions in which Gesca owns a 20 per cent interest; and the acquisition in 2003 also by *Éditions Gesca* of *Collection Choisir*, whose content will be grouped with Gesca's other assets in the same content vertical.

Power Corporation also owns 100 per cent of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. Investments made to date include an approximate 15 per cent interest on a fully diluted basis in Neurochem Inc., a public company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and a 10 per cent interest in Adaltis Inc., a private company that develops, manufactures and markets laboratory products for the diagnosis of human diseases. PTIC also holds interests in various U.S.-based technology funds, as well as a minority ownership in several companies.

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in CITIC Pacific Ltd. CITIC Pacific focuses on providing base infrastructure power generation, civil infrastructure, communications and aviation in Hong Kong and the mainland of China. Marketing and distributing motor and consumer products complements the businesses of CITIC Pacific, as does property investment and management. In addition, Power Corporation is involved in a few projects in China.

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a selected number of funds. As already disclosed, Power Corporation committed in 2001 to invest up to €100 million in Sagard FCPR, a private equity fund in Europe. The Corporation owns 100 per cent of the Paris-based management company of the fund.

OUTSTANDING NUMBER OF PARTICIPATING SHARES
As of March 31, 2004, there were 24,427,386 Participating Preferred Shares and 197,583,500 Subordinate Voting Shares outstanding, compared with 24,427,386 and 196,929,950, respectively, as of December 31, 2003.

At its meeting on May 12, 2004, the Board of Directors of the Corporation approved, subject to the requisite approval of the holders of Subordinate Voting Shares and Participating Preferred Shares, a subdivision of the Corporation's Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis. A special meeting of the holders of Subordinate Voting Shares and Participating Preferred Shares will be called for July 13, 2004, at which the holders of Subordinate Voting Shares and Participating Preferred Shares will be asked to consider and, if



thought advisable, approve the stock splits. The proposed stock splits, if effected, would increase the number of Subordinate Voting Shares currently outstanding from 197,583,500 to 395,167,000 shares and increase the number of Participating Preferred Shares currently outstanding from 24,427,386 to 48,854,772 shares.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with Canadian GAAP and presented in Canadian dollars (please refer to Note 1 of the financial statements).

INCLUSION OF PARGESA'S RESULTS
Pargesa's financial statements have been adjusted by Power Financial to conform to Canadian GAAP. These adjustments consist, among other things, in eliminating the effect of amortization of goodwill. The impact of the reversal of goodwill amortization expense included in Pargesa's results represented approximately $0.03 per share in the quarter (approximately $0.03 per share in the first quarter of 2003).

Contribution from the European affiliate to Power Financial's earnings is based on an economic (flow-through) presentation of Pargesa's results. Pursuant to this presentation, Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA
This section is an overview of the results of Power Corporation. As in previous years, to facilitate the discussion and analysis, Power Financial, Gesca and PTIC are accounted for in this section using the equity method. This presentation has no impact on Power Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES
In analyzing the financial results of the Corporation, net earnings are, as in the previous years, subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as other income.



"Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the period-over-period comparison of results from operations difficult, including the Corporation's share of other income and specific items of its subsidiaries, or specific corporate items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Further in this section, management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

For the periods ended March 31 (in millions of dollars, except per share amounts)	2004		2003		
	Total [1]	Per share	Total [1]	Per share	change %
Contribution from subsidiaries to operating earnings	213		165		
Results from corporate activities	(4)		9		
Operating earnings	209	0.91	174	0.75	21.3
Other income	(2)	(0.01)	(7)	(0.03)	
Net earnings	207	0.90	167	0.72	

(1) Before dividends on preferred shares, which amounted to $7 million and $7 million in the first quarter of 2004 and 2003, respectively.

A. OPERATING EARNINGS

Operating earnings of Power Corporation for the first quarter ended March 31, 2004 were $209 million or $0.91 per share, compared with $174 million or $0.75 per share for the corresponding period of 2003. This represents a 21.3 per cent increase on a per share basis.

Share of operating earnings from subsidiaries

Power Corporation's share of operating earnings from its subsidiaries was $213 million in the first quarter of 2004, compared with $165 million in the corresponding period of last year. This increase is primarily due to the growth in the contribution from Power Financial, whose operating earnings per share increased 31.0 per cent in 2004 compared to 2003. For more details on results of Power Financial, please refer to the corresponding section of this report.



Results from corporate activities
Corporate activities contributed ($4) million to operating earnings in the first quarter of 2004 and included $6 million, before tax, of gains on the sale of securities received during the quarter from investment funds. Corporate activities contributed $9 million in the corresponding period of last year, which included the positive impact of the release of income tax reserves.

B. OTHER INCOME
Other income was a charge of $2 million or $0.01 per share in the first quarter of 2004, compared with a charge of $7 million or $0.03 per share in 2003.

Other income in 2004 includes the Corporation's share of other income recorded by Power Financial during the quarter, and a net $16 million charge recorded in connection with the reduction in the carrying value of certain investments held by PTIC. Other income also includes a $16 million credit resulting from the reassessment of an existing provision.

In 2003, other income represented Power Corporation's share, through Power Financial, of non-operating items recorded within the Pargesa group.

C. NET EARNINGS
Net earnings, which consist of operating earnings and other income, were $207 million or $0.90 per share in the first quarter of 2004, compared with $167 million or $0.72 per share in the corresponding period of 2003.



RECONCILIATION WITH FINANCIAL STATEMENTS

For the three months ended March 31, 2004 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	747		747
Share of earnings of affiliates	6		6
Earnings before other income, income taxes and non-controlling interests	753		753
Other income		(13)	(13)
Earnings before income taxes and non-controlling interests	753	(13)	740
Income taxes	205	(7)	198
Non-controlling interests	339	(4)	335
Net earnings	209	(2)	207
Preferred share dividends	(7)		(7)
Attributable to participating shareholders	202	(2)	200
Per share	0.91	(0.01)	0.90

For the three months ended March 31, 2003 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	541		541
Share of earnings of affiliates	(4)		(4)
Earnings before other income, income taxes and non-controlling interests	537		537
Other income		(10)	(10)
Earnings before income taxes and non-controlling interests	537	(10)	527
Income taxes	149		149
Non-controlling interests	214	(3)	211
Net earnings	174	(7)	167
Preferred share dividends	(7)		(7)
Attributable to participating shareholders	167	(7)	160
Per share	0.75	(0.03)	0.72



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	March 31, 2004 Consolidated basis	December 31, 2003	March 31, 2004 Equity basis[1]	December 31, 2003
ASSETS				
Cash and cash equivalents	3,916	4,159	539	513
Investments	83,693	81,902	5,571	5,460
Other assets	21,973	21,662	246	245
Total	109,582	107,723	6,356	6,218
LIABILITIES				
Policy liabilities	72,509	71,498		
Other liabilities	15,758	15,723	127	176
Long-term debt	4,291	4,289		
Total	92,558	91,210	127	176
Non-controlling interests	10,795	10,471		
SHAREHOLDERS' EQUITY				
Non-participating shares	548	549	548	549
Participating shares [2]	5,681	5,493	5,681	5,493
Total	109,582	107,723	6,356	6,218
Consolidated assets and assets under administration	253,787	244,096		

(1) Condensed supplementary balance sheet with Power Financial, Gesca and PTIC accounted for using the equity method.
(2) Includes participating preferred shares and subordinate voting shares.

A. CONSOLIDATED BASIS

For condensed balance sheets of Power Financial, Lifeco and Investors Group, please refer to the sections relating to these companies in this MD&A.

B. EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $539 million at the end of March 2004, compared with $513 million at the end of 2003.

Investments is principally composed of the carrying value of the Corporation's interest in Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds, and securities.

11



The carrying value of Power Corporation's investment in Power Financial, Gesca and PTIC increased to $4,888 million at March 31, 2004, compared with $4,773 million at the end of 2003. This increase is due to:

- Power Corporations's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, for $107 million,
- a net positive $32 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa, and
- other items for $(24) million.

Other investments amounted to $683 million at March 31, 2004, compared with $687 million at the end of 2003. The carrying value of the portfolio of marketable securities was $434 million ($434 million at the end of 2003) and consisted primarily of the carrying value of the investment in CITIC Pacific. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $212 million at March 31, 2004, compared with $215 million at the end of 2003. This figure does not include outstanding commitments to make future capital contributions for an aggregate amount of $247 million ($254 million at the end of 2002), including remaining commitments of $151 million for Sagard FCPR.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

For the three months ended March 31 (in millions of dollars)	2004	2003
Cash flow from operating activities	989	864
Cash flow from financing activities	(186)	1,153
Cash flow from investing activities	(1,046)	(1,239)
Increase (decrease) in cash and cash equivalents	(243)	778
Cash and cash equivalents, beginning of period	4,159	3,001
Cash and cash equivalents, end of period	3,916	3,779

On a consolidated basis, cash and cash equivalents decreased during the three-month period by $243 million, compared with an increase of $778 million in the corresponding period of last year.



Operating activities produced a net inflow of $989 million during the period in 2004, compared with a net inflow of $864 million for the corresponding period of 2003.

Cash flow from financing activities resulted in a net outflow of $186 million in 2004, compared with a net inflow of $1,153 million in the three-month period of 2003. The 2004 outflow relates primarily to the dividends paid on participating and preferred shares. Included in the 2003 figure are gross proceeds from the issuance by Power Financial of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million, and proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively.

Cash flow from investing activities resulted in a net outflow of $1,046 million in 2004, compared with a net outflow of $1,239 million in 2003.

B. CORPORATE CASH FLOWS
Power Corporation is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and income from investments, less operating expenses and income taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. Power Financial paid a quarterly dividend of $0.325 on its common shares in the first quarter of 2004, compared with $0.28 per share in the corresponding period of 2003. For more details about Power Financial's corporate cash flows, please refer to the corresponding section of this MD&A.

In the first quarter of 2004, Power Corporation paid dividends of $0.24375 per participating share, compared with $0.20625 per share in the first quarter of 2003.

At its meeting held on May 12, 2004, the Board of Directors of Power Corporation declared a quarterly dividend of $0.2875 per participating share, compared with a quarterly dividend of $0.24375 per share for the same quarter in 2003. This represents an increase of 18 per cent.

SHAREHOLDERS' EQUITY
Shareholders' equity was $6,229 million at the end of the first quarter 2004, compared with $6,042 million at the end of 2003. The non-participating shares were unchanged from year-end 2003, except for the 1986 Series whose stated capital decreased by $1 million in relation with the sinking fund provisions.



Participating shareholders' equity was $5,681 million at March 31, 2004, compared with $5,493 million at the end of 2003. The increase of $188 million is primarily due to:

- a $140 million increase in retained earnings,
- a $32 million positive variation in foreign currency translation adjustments, relating to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 721,550 Subordinate Voting Shares during the quarter (first quarter of 2003 – 94,500) under the Executive Stock Option Plan, resulting in an increase in stated capital of $12 million (first quarter of 2003 - $1 million). During that same period, Power Corporation purchased and cancelled 68,000 Subordinate Voting Shares for an aggregate amount of $3 million, pursuant to its Normal Course Issuer Bid.

Book value per participating share was $25.59 at the end of March 2004, compared with $24.81 at the end of 2003.

RATINGS OF THE CORPORATION
There has been no change to the ratings of the Corporation compared to December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS
For an overview of off-balance sheet arrangements as of December 31, 2003, please refer to pages 16 and 17 of the 2003 MD&A and Notes 1,3, 20 and 23 to the 2003 financial statements.

- *Securitizations* – there were no changes to the Corporation's liquidity management practices related to securitizations and no significant transactions undertaken during the three-month period ended March 31, 2004.
- *Derivatives* – there have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the quarter ended March 31, 2004. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk which represents the market value of those instruments which are in a gain position.
- *Syndicated letters of credit* – The total issued letters of credit referred to on page 17 of the 2003 MD&A was, at March 31, 2004, US$850 million.



CONTRACTUAL OBLIGATIONS

For an overview of contractual obligations as of December 31, 2003, please refer to page 47-a of the 2003 MD&A.

There have been no material changes in the contractual obligations of the Corporation from those reported in the 2003 MD&A at December 31, 2003, except for the reduction of total issued letters of credit as indicated above.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2003, please refer to page 47-b of the 2003 MD&A and Notes 19 and 20 to the 2003 financial statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the quarter ended March 31, 2004. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage risks during the period.



SUMMARY OF QUARTERLY RESULTS

(in millions of dollars, except per share amounts)	**2004** **Q1**	**2003** Q4	Q3	Q2	Q1	**2002** Q4	Q3	Q2	Q1
Revenues [1]	**5,889**	6,291	21	4,562	4,873	4,798	4,996	4,273	4,950
Operating earnings [2][3]									
in millions of dollars	**209**	217	201	220	174	164	172	196	171
per share - basic	**0.91**	0.95	0.87	0.95	0.75	0.71	0.75	0.86	0.75
Other income [3]									
in millions of dollars	**(2)**	(16)	479		(7)	(15)	(42)	(1)	
per share - basic	**(0.01)**	(0.07)	2.15		(0.03)	(0.06)	(0.19)	(0.01)	
Net earnings									
in millions of dollars	**207**	201	680	220	167	149	130	195	171
per share - basic	**0.90**	0.88	3.02	0.95	0.72	0.65	0.56	0.85	0.75
per share - diluted	**0.89**	0.85	2.97	0.94	0.71	0.64	0.55	0.83	0.74

(1) As described in the 2003 MD&A, certain reinsurance transactions were entered into by Great-West Life, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues of the third quarter 2003 compared to other quarters.

(2) As explained in the 2003 MD&A, the contribution from Lifeco to operating earnings includes, starting in the third quarter of 2003, the effects of the acquisition of CLFC by Lifeco, and the additional contribution provided by the additional shares of Lifeco acquired during the year, net of related financing costs.

Contribution from Pargesa to operating earnings include, in the second quarter of 2002 and 2003, Pargesa's share of the annual dividend paid by Total and Suez, which are carried at cost, as well as Pargesa's share of the preferred dividend received from Bertelsmann.

In addition, corporate results may from time to time include items which are difficult to predict, in particular in connection with the Corporation's portfolio of funds and securities or other assets.

(3) For a definition of this non-GAAP financial measure, please refer to *Presentation of Results – non-GAAP financial measures* on page 7 of this MD&A.



Power Financial Corporation

As indicated on page 3, Power Corporation held at March 31, 2004, 66.4 per cent of the Common Shares of Power Financial. As at that date, there were 352,326,840 Common Shares of Power Financial outstanding, compared with 348,416,840 as at December 31, 2003.

At its meeting on May 11, 2004 the Board of Directors of the Power Financial approved, subject to requisite approval of the holders of Common Shares of the corporation, a subdivision of Power Financial's Common Shares on a two-for-one basis. A special meeting of the holders of Common Shares will be called for July 13, 2004, at which the holders of Common Shares will be asked to consider and, if thought advisable, approve the stock split. The proposed stock split, if effected, would increase the number of Common Shares currently outstanding from 352,326,840 to 704,653,680 shares.

RESULTS OF POWER FINANCIAL CORPORATION
This section is an overview of the results of Power Financial. As in previous years, to facilitate the discussion and analysis, Lifeco and Investors Group, which make the most significant contribution to the earnings of Power Financial, are accounted for in this section using the equity method. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of Power Financial.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES
In analyzing the financial results of Power Financial, net earnings are, as in the previous years, subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as other income.

"Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the period-over-period comparison of results from operations difficult, including Power Financial's share of specific items identified by Lifeco and Investors Group as well as any non-operating earnings of Pargesa or specific corporate items.



Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Further in this section, management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements.

INCLUSION OF PARGESA'S RESULTS

As described on page 7 of this report, Pargesa's financial statements have been adjusted by Power Financial to conform with Canadian GAAP, including adjustments for the purpose of eliminating the effect of amortization of goodwill.

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

| For the periods ended March 31 | 2004 | | 2003 | | |
(in millions of dollars, except per share amounts)	Total [(1)]	Per share	Total [(1)]	Per share	Change (%)
Contribution from subsidiaries and					
affiliate to operating earnings	357		263		
Results from corporate activities	(15)				
Operating earnings	342	0.93	263	0.71	31.0
Other income	(3)	(0.01)	(10)	(0.03)	
Net earnings	339	0.92	253	0.68	
Average number of shares (millions)		350.7		347.3	

(1) before dividends on preferred shares, which amounted to $17 million and $16 million in the first quarter of 2004 and 2003, respectively.

A. OPERATING EARNINGS

Operating earnings of Power Financial for the first quarter ended March 31, 2004 were $342 million or $0.93 per share, compared with $263 million or $0.71 per share for the corresponding period of 2003. This represents a 31.0 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate

Power Financial's share of operating earnings from its subsidiaries and affiliate was $357 million in the first quarter of 2004, compared with $263 million in the corresponding quarter of 2003, an increase of 36.5 per cent.



This increase reflects growth in the contribution from both subsidiaries as well as from the European affiliate. Lifeco and Investors Group reported increases in earnings per share of 24 per cent and 23 per cent, respectively, compared to the first quarter of 2003. In addition, earnings in 2004 include the additional contribution corresponding to the shares of Lifeco acquired in 2003, principally in July.

The contribution from the European affiliate to operating earnings was $6 million in the first quarter of 2004, compared with $(4) million in the corresponding period in 2003. Pargesa's operating earnings increased by SF36 million quarter-over-quarter, driven primarily by increased contribution from both Imerys and Bertelsmann.

Results from corporate activities
Corporate activities resulted in a charge of $15 million to operating earnings in the first quarter of 2004. In the corresponding period of 2003, results from corporate activities were essentially nil. The main reasons of the variance are the following:

- a decrease in income from investments, due primarily to lower cash balances and lower interest rates. The decrease in cash balances year over year reflects the $1,021 million investment in shares of Lifeco made in 2003;
- an increase in interest expense, in connection with the issuance in March 2003 of $250 million of 30-year debentures; and
- an increase in operating expenses; operating expenses include in particular, beginning in 2004, the cost of stock options as required under amended *CICA Handbook – Section 3870*.

B. OTHER INCOME
Other income was a charge of $3 million in the quarter or $0.01 per share, compared with a charge of $10 million or $0.03 per share in the first quarter of 2003.

Other income in 2004 includes Power Financial's share of restructuring costs expensed by Lifeco during the quarter, partly offset by Power Financial's share of non-operating income from Pargesa. In 2003, other income was related to Pargesa.

C. NET EARNINGS
Net earnings, which consist of operating earnings and other income, were $339 million or $0.92 per share in the first quarter of 2004, compared with $253 million or $0.68 per share in the corresponding period of 2003.



Power Financial Corporation

RECONCILIATION WITH FINANCIAL STATEMENTS

For the period ended March 31, 2004 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per financial statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	756		756
Share of earnings of affiliate	6		6
Earnings before other income, income taxes and non-controlling interests	762		762
Other income		(7)	(7)
Earnings before income taxes and non-controlling interests	762	(7)	755
Income taxes	207	(2)	205
Non-controlling interests	213	(2)	211
Net earnings	342	(3)	339
Preferred share dividend	(17)		(17)
Attributable to common shareholders	325	(3)	322
Per share	0.93	(0.01)	0.92

For the period ended March 31, 2003 (in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per financial statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	555		555
Share of earnings of affiliate	(4)	·	(4)
Earnings before other income, income taxes and non-controlling interests	551		551
Other income		(10)	(10)
Earnings before income taxes and non-controlling interests	551	(10)	541
Income taxes	169		169
Non-controlling interests	119		119
Net earnings	263	(10)	253
Preferred share dividend	(16)		(16)
Attributable to common shareholders	247	(10)	237
Per share	0.71	(0.03)	0.68



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
	Consolidated basis		Equity basis [1]	
ASSETS				
Cash and cash equivalents	3,390	3,646	244	215
Investments	82,897	81,060	8,837	8,577
Other assets	21,557	21,254	81	79
Total	107,844	105,960	9,162	8,871
LIABILITIES				
Policy liabilities	72,509	71,498		
Other liabilities	15,571	15,169	330	334
Long-term debt	4,200	4,198	400	400
Total	92,280	90,865		
Non-controlling interests	7,132	6,958	730	734
SHAREHOLDERS' EQUITY				
Preferred shares	1,250	1,250	1,250	1,250
Common sharesholders' equity	7,182	6,887	7,182	6,887
Total	107,844	105,960	9,162	8,871
Consolidated assets and assets under administration	252,049	242,333		

(1)   Condensed supplementary balance sheet with Lifeco and Investors Group accounted for using the equity method.

For condensed balance sheets of Lifeco and Investors Group, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Lifeco and Investors Group are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial as the parent company to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $244 million at the end of March 2004, compared with $215 million at the end of 2003.

Investments, which represent principally the carrying value of Power Financial's investments in Lifeco, Investors Group and Parjointco, increased by $260 million in the first quarter of 2004. This increase is mainly due to:

-   Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, for $213 million, and



- a net positive $47 million variation in foreign currency translation adjustments, related principally to Power Financial's indirect investment in Lifeco's foreign operations and Pargesa.

Shareholders' equity – please refer to the specific section further in this report.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

For the three months ended March 31 (in millions of dollars)	2004	2003
Cash flow from operating activities	1,008	874
Cash flow from financing activities	(209)	1,140
Cash flow from investing activities	(1,055)	(1,215)
Decrease (increase) in cash and cash equivalents	(256)	799
Cash and cash equivalents, beginning of period	3,646	2,437
Cash and cash equivalents, end of period	3,390	3,236

On a consolidated basis, cash and cash equivalents decreased by $256 million in the first quarter of 2004, compared with an increase of $799 million in the corresponding period of 2003.

Operating activities produced a net inflow of $1,008 million during the period in 2004, compared with a net inflow of $874 million for the corresponding period of 2003.

Cash flows from financing activities resulted in a net outflow of $209 million in 2004, compared with a net inflow of $1,140 million in the three-month period of 2003. The 2004 outflow relates primarily to dividends paid on common and preferred shares. Included in the 2003 figure are gross proceeds from the issuance by Power Financial of Series I and J First Preferred Shares, as well as from the issuance of the 6.90% long-term debt, for a total amount of $600 million and proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and Investors Group, respectively.

Cash flow from investing activities resulted in a net outflow of $1,055 million in 2004, compared with a net outflow of $1,215 million in 2003.



B. CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, depends in particular upon receipt of sufficient funds from its subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained. Certain operations of Investors Group also have to comply with liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and Investors Group in the first quarter on their common shares amounted to $0.3225 and $0.255 per share, respectively, compared with $0.2700 per and $0.225 per share, respectively, in the corresponding period of 2003.

Pargesa pays an annual dividend. The dividend payable in 2004, which was approved at Pargesa's Annual General Meeting held on May 5, 2004, amounts to SF92 per bearer share, compared with SF86 in 2003.

In the first quarter of 2004, Power Financial paid a dividend of $0.325 per common share, compared with $0.28 per share in the first quarter of 2003.

At its meeting held on May 11, 2004, the Board of Directors of Power Financial declared a quarterly dividend of $0.365 per common share, an increase of 12 per cent over the previous quarterly rate of $0.325.

SHAREHOLDERS' EQUITY

Shareholders' equity was $8,432 million at the end of the first quarter 2004, compared with $8,137 million at the end of 2003. Excluding preferred shares (unchanged from year-end 2003), common shareholders' equity was $7,182 million at March 31, 2004, compared with $6,887 million at the end of 2003. The increase of $295 million is mainly due to:

- a $202 million increase in retained earnings, and
- a $48 million positive variation in foreign currency translation adjustments, relating primarily to Power Financial's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.



In addition, Power Financial issued 3,910,000 common shares during the quarter (first quarter of 2003 – 1,540,000) under the Employee Stock Option Plan, resulting in an increase in stated capital of $37 million (first quarter of 2003 - $8 million).

Book value per share was $20.38 at the end of March 2004, compared with $19.77 at the end of 2003.

RATINGS OF POWER FINANCIAL
There has been no change to the ratings of Power Financial compared to December 31, 2003.



Great-West Lifeco Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

For the three months ended March 31 (in millions of dollars, except per share amounts)	2004	2003	Change (%)
Premiums			
Life insurance, guaranteed annuities and insured health products	3,411	2,949	16
Self-funded premium equivalents (ASO contracts)[(1)]	2,007	2,166	(7)
Segregated fund deposits[(1)]			
Individual products	1,658	526	215
Group products	2,613	1,045	150
Total premiums and deposits	9,689	6,686	45
Fee and other income	532	433	23
Paid or credited to policyholders	3,769	3,322	13
Net income attributable to:			
Preferred shareholders	14	6	133
Common shareholders			
before restructuring costs	383	253	51
Restructuring costs [(2)]	7	--	--
Common shareholders	376	253	49
Per common share			
Basic earnings before restructuring costs [(2)]	0.856	0.690	24
Restructuring costs after tax [(2)]	0.015	--	--
Basic earnings after restructuring costs	0.841	--	--
Dividends paid	0.3225	0.270	19
Return on common shareholders' equity (12 months):			
Net income before restructuring costs [(2)]	19.8%	23.5%	
Net income	19.5%	23.5%	
At March 31			
Total assets	99,338	59,533	67
Segregated fund assets[(1)]	66,147	33,938	95
Total assets under administration	165,485	93,471	77
Capital stock and surplus	8,892	4,626	92
Book value per common share	17.39	11.47	52

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC (see the Corporation's interim financial statements). Costs of $497 million before tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the three months ended March 31, 2004 includes restructuring costs of $7 million after-tax or $0.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period. Terms such as "earnings before restructuring costs", "net income before restructuring costs" are non-GAAP financial measures used to provide with additional measures of performance. However, non-GAAP financial measures do not have the standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies.

25



FIRST QUARTER 2004 OVERVIEW

NET INCOME

The results for the first quarter of 2004 include the effect of the CLFC acquisition, which closed on July 10, 2003.

Total revenues for the quarter were $5,267 million, compared with $4,330 million in 2003. Total revenue comprised premium income of $3,411 million, net investment income of $1,324 million, and fee and other income of $532 million. In 2003, the corresponding figures were $2,949 million, $948 million and $433 million, respectively.

Lifeco's net income attributable to common shareholders, excluding restructuring charges related to the acquisition of CLFC, was $383 million for the three months ended March 31, 2004, compared with $253 million reported a year ago. On a per share basis, this represents $0.856 per common share for the first quarter of 2004, an increase of 24 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $376 million or $0.841 per common share.

The integration of the businesses of Canada Life with those of Great-West Life and London Life continues to progress and yields expense synergies in line with management's expectations. At March 31, 2004, Canada had achieved approximately 70 per cent of its $210 million annual expense synergy target, Europe had achieved approximately 48 per cent of its $40 million annual expense synergy target and the United States had achieved approximately 83 per cent of its $80 million annual expense synergy target.

SOURCE OF NET INCOME

Consolidated net income of Lifeco is the net operating earnings of Great-West Life and GWL&A, including CLFC for 2004, together with Lifeco's corporate results.



Net income – common shareholders

For the three months ended March 31 (in millions of dollars)	2004	2003	Change (%)
Canada/Europe Segment			
Total business units	250	125	100
Allocation of Lifeco Corporate	(26)	(4)	
Total Canada/Europe segment	224	121	85
United States Segment			
Total business units	99	84	18
Foreign exchange translation	60	48	
Allocation of Lifeco Corporate	--	--	
Total United States segment	159	132	20
Lifeco Corporate			
Total holding company	--	--	
Restructuring costs	(7)	--	
Total Lifeco Corporate	(7)	--	
Total Lifeco	376	253	49

CANADA/EUROPE SEGMENT

The Canada/Europe operating results for Lifeco are the net consolidated Canadian and international (other than United States) operating income of Great-West Life, which includes the related segment operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results. Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 85 per cent to $224 million compared with $121 million a year ago.

The increase was due to strong operating earnings for Great-West Life and London Life, as well as the inclusion of CLFC's Canadian and European businesses. The CLFC results were not a part of last year's first quarter earnings.

For the three months ended March 31 (in millions of dollars)	Premiums and deposits			Sales		
	2004	2003	Change (%)	2004	2003	Change (%)
Group Insurance	1,088	932	17	65	75	(13)
Individual Operations						
Life Insurance	532	418	27	36	26	46
Living Benefits	52	33	58	9	5	80
Retirement & Investment Services	3,371	816	313	1,314	813	62
Europe/Reinsurance	2,169	1,152	88	1,603	1,152	39
Total	7,212	3,351	115	3,027	2,071	46



Total premiums and deposits for the three months ended March 31, 2004 increased $3,861 million from 2003 levels, from $3,351 million to $7,212 million. The increase reflects the inclusion of CLFC in 2004 together with solid increases in segregated fund deposits. Risk-based products represented $3,180 million in 2004 compared with $2,283 million in 2003, while segregated fund deposits and self-funded premiums equivalents (ASO) were $3,563 million and $469 million, respectively, in 2004 compared with $710 million and $358 million, respectively in the first quarter of 2003.

Total sales for the first quarter of 2004 were $3,027 million, compared with $2,071 million in the first quarter of 2003, an increase of $956 million. This figure includes a $501 million increase in sales of individual and group annuity products, reflecting the inclusion of Canada Life, as well as increased segregated fund sales and increased sales of large pension products at Great-West Life and London Life.

Net investment income for the three months ended March 31, 2004 increased $298 million to $893 million, primarily as a result of the inclusion of CLFC income of $395 million. While the first quarter of 2003 contained significant income on funds withheld by ceding insurers, such income was not material in 2004.

Fee income for the three months ended March 31, 2004 increased $147 million to $254 million, compared with $107 million in the corresponding period of last year, as a result of the inclusion of CLFC in 2004 as well as higher segregated fund assets. Fee income on segregated fund products increased from $80 million in 2003 to $212 million in 2004, reflecting the inclusion of Canada Life as well as strong growth in fees on existing business, driven by an increased segregated fund asset base as a result of improved equity market conditions.

Benefits and expenses were $4,013 million in the quarter, compared with $2,814 million in the first quarter of 2003. Included in these amounts are $3,411 million and $2,512 million, respectively, paid or credited to policyholders (which does not include payment amounts for fee-based products); the figure for 2004 includes benefits paid or credited to policyholders of CLFC. Operating expenses, commissions and premium taxes increased from $297 million to $592 million, including $283 million of CLFC expenses.

Total assets under administration at March 31, 2004 were $117.7 billion, up $5.6 billion from December 31, 2003 levels, including increases of $1.7 billion in general funds and $3.9 billion in segregated funds.



UNITED STATES SEGMENT

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West Life, which includes United States operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

United States consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 20 per cent to $159 million from $132 million in the corresponding period of 2003. The increase was primarily related to favourable results for Financial Services, reflecting the inclusion of CLFC in 2004.

For the three months ended March 31	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Healthcare - Group Life and Health	**1,370**	2,181	(37)	**803**	405	98
Financial Services						
Individual Markets	**269**	206	31	**55**	89	(38)
Retirement Savings	**838**	948	(12)	**389**	442	(12)
Total	**2,477**	3,335	(26)	**1,247**	937	33
Total in U.S. dollars	**1,877**	2,208	(15)	**945**	620	52

For the three months ended March 31, 2004, premiums and deposits were $2,477 million in aggregate, compared with $3,335 million in the corresponding period of 2003, a decrease of 26 per cent (15 per cent when expressed in U.S. dollars). Risk-based products premiums (after insurance coinsurance ceded premium of $423 million) were $231 million, compared with $666 million in 2003; segregated fund deposits were $708 million, compared with $861 million in 2003; and ASO contract premiums were $1,538 million, compared with $1,808 million in 2003. Premiums and deposits for the Healthcare segment of Great-West Life decreased from $2,181 million to $1,370 million, reflecting a 5.8 per cent decline in membership although the majority of the decline was related to the strengthening of the Canadian dollar. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins, but reflects a stabilization in the first quarter. The decrease in premiums and deposits in the Financial Services segment from 2003 (excluding reinsurance) was the result of the strengthening of the Canadian dollar (premiums and deposits increased 2 per cent in U.S. dollars).

Total sales for the quarter were $1,247 million, compared with $937 million in 2003. The increase was driven by the Great-West Life Healthcare segment, primarily due to the impact of efforts taken in 2003 to reorganize the sales force.



Net investment income for the three months ended March 31, 2004 increased $78 million to $431 million, compared with $353 million in 2003, primarily as a result of the inclusion of CLFC income.

For the three months ended March 31, 2004, fee income decreased 15 per cent from $326 million in 2003 to $278 million in 2004, with 13 per cent of the decrease being the result of the change in the U.S. dollar translation rates. The remainder of the decrease is associated with an ASO fee income decrease of 2 per cent related to a decrease in medical membership.

For the three months ended March 31, 2004, amounts paid or credited to policyholders were $358 million, compared with $810 million for corresponding period of 2003. Excluding $423 million for the sale of the CLFC Group life and health business, the decrease was $29 million, or 3 per cent, primarily due to the change in U.S. dollar translation rates. Operating expenses, commissions and premium taxes increased from $333 million to $335 million.

Total assets under administration were $47.8 billion at March 31, 2004, essentially unchanged from December 31, 2003 levels.

LIFECO CORPORATE
Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $7 million, comprised of restructuring costs incurred to March 31, 2004 related to the CLFC acquisition.



FINANCIAL POSITION
CONDENSED BALANCE SHEET

(in millions of dollars)	March 31, 2004	December 31, 2003
Invested assets	84,685	83,116
Funds withheld by ceding insurers	3,914	4,142
Goodwill and intangible assets	6,765	6,663
Other assets	3,974	3,530
Total assets	99,338	97,451
Policy liabilities	72,509	71,498
Funds held under reinsurance contracts	4,489	4,655
Other liabilities	10,957	10,290
Non-controlling interests	2,491	2,418
Preferred shares	1,126	1,126
Common shareholders' equity	7,766	7,464
Liabilities, capital stock and surplus	99,338	97,451
Segregated fund assets	66,147	61,699

ASSET QUALITY – GENERAL FUND ASSETS

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $168 million or 0.2 per cent of portfolio investments at March 31, 2004, compared with $234 million and 0.3 per cent at December 31, 2003. Total allowances for credit losses at March 31, 2004 were $186 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $975 million at March 31, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $186 million, together with the $975 million provision for future credit losses in actuarial liabilities represents 1.6 per cent of bond, mortgage and real estate assets at March 31, 2004 (1.6 per cent at December 31, 2003).

TOTAL LIABILITIES

Policy liabilities, at $72.5 billion, represent 82 per cent of total liabilities at March 31, 2004, compared with approximately 89 per cent a year ago. Commercial paper and other loans include $2,196 million of long-term debt associated with the Canada/Europe segment on both a direct basis and through its subsidiary CLFC, and $229 million of capital securities issued in the U.S. through its subsidiary GWL&A Financial Inc.



NON-CONTROLLING INTERESTS

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, Lifeco has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at March 31, 2004 was $518 million.

CAPITAL STOCK AND SURPLUS

2004 Activity – During the three months ended March 31, 2004, Lifeco paid dividends of $0.3225 per common share for a total of $144 million and preferred share dividends of $14 million.

Lifeco utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the company's Stock Option Plan.

During the three months ended March 31, 2004, through the normal course issuer bid process, 684,500 common shares were purchased for cancellation at a cost of $33 million or $48.84 per share.

In total, capital stock and surplus increased by $0.3 billion, to $8.9 billion at March 31, 2004, compared with December 31, 2003.

FINANCIAL STRENGTH

The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at March 31, 2004 for Great-West Life, London Life and CLFC were approximately 196 per cent, 258 per cent and 206 per cent, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

CREDIT RATINGS

Lifeco and its major subsidiaries continue to hold superior ratings. There has been no change to ratings since December 31, 2003.



CASH FLOWS

For the three months ended March 31 (in millions of dollars)	2004	2003
Cash flows relating to the following activities:		
Operations	981	815
Financing	(187)	455
Investment	(990)	(1,216)
Increase (decrease) in cash & certificates of deposit	(196)	54
Cash & certificates of deposits, beginning of period	2,461	912
Cash & certificates of deposits, end of period	2,265	966

The cash flows from operations together with the cash flows from financing and from investment for the three months ended March 31, 2004 includes CLFC activity for 2004.

The change in cash flows from financing and investment activities compared to a year ago is essentially attributable to the 2003 issue of debentures.

CAPITAL RESOURCES

Lifeco has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of Lifeco and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units.

LIQUIDITY

The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities to ensure consistency between policyholder requirements and the yield of assets. A portion of assets is held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the company to access the capital markets. At March 31, 2004, over $49.0 billion of assets could be classified as highly marketable/liquid.



Investors Group Inc.

SUMMARIZED FINANCIAL INFORMATION (unaudited)

For the three months ended March 31 (in millions of dollars, except per share amounts)	2004	2003	Change (%)
Net income available			
to common shareholders	**147.9**	119.7	23.5
Diluted earnings per share	**0.56**	0.45	23.2
Return on equity	**19.8%**	17.6%	
Dividends per share	**0.275**	0.240	14.6
Mutual funds			
Investors Group			
Sales	**1,561**	1,221	27.8
Net sales (redemptions)	**386**	(81)	N/M
Assets under management	**42,675**	35,655	19.7
Mackenzie Financial Corporation			
Sales	**2,021**	1,499	34.9
Net sales (redemptions)	**344**	1	N/M
Assets under management	**35,383**	28,762	23.0
Combined mutual fund assets			
under management	**78,058**	64,417	21.2
Insurance in force (face amount)	**33,012**	28,318	16.6
Securities operations assets			
under administration	**5,925**	4,675	26.8
Mortgages serviced	**6,327**	6,794	(6.9)
Deposits and certificates	**742**	759	(2.2)

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT is an alternative measure of performance utilized by management of the company to measure and evaluate the results of its reportable segments as discussed later in the MD&A. EBITDA is an alternative measure of performance utilized by management of the company, investors and investment analysts to evaluate and analyze the company's results and is discussed further in the MD&A. These non-GAAP financial measures do not have a standard meaning and are not directly comparable to any GAAP measure or to similar measures used by other companies.

HIGHLIGHTS OF OPERATING RESULTS

Net income attributable to common shareholders for the three months ended March 31, 2004 was $147.9 million, compared with $119.7 million in 2003. Earnings per share on this basis were 56 cents, compared with 45 cents in 2003, an increase of 23.2 per cent.



The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 11.5 per cent at March 31, 2004, among the lowest in the industry. The corresponding redemption rate for the industry as a whole was 14.6 per cent, excluding the company's mutual funds.

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

CONSOLIDATED OPERATING RESULTS BY SEGMENT

For the three months ended March 31 (in millions of dollars)	Investors Group 2004	2003	Mackenzie 2004	2003	Corporate & Other 2004	2003	Total 2004	2003
Fee income	270.3	234.4	207.7	184.0	--	--	478.0	418.4
Net investment income and other	33.6	22.7	3.9	4.3	4.9	9.5	42.4	36.5
	303.9	257.1	211.6	188.3	4.9	9.5	520.4	454.9
Operating expenses								
Commissions	64.7	45.6	79.1	70.5	--	--	143.8	116.1
Non-commission	65.9	60.0	70.9	70.1	--	--	136.8	130.1
	130.6	105.6	150.0	140.6	--	--	280.6	246.2
Earnings before interest and taxes	173.3	151.5	61.6	47.7	4.9	9.5	239.8	208.7
Interest expense							18.7	20.9
Income before income taxes							221.1	187.8
Income taxes							68.0	62.9
Net income							153.1	124.9
Preferred dividends							5.2	5.2
Net income available to common shareholders							147.9	119.7

Interest expense represents the cost of financing the Mackenzie acquisition. The decrease was due primarily to the reduction in the average balance of outstanding long-term debt in the first quarter of 2004 compared with 2003.

Income taxes: the effective rate of tax was 30.8 per cent and 33.5 per cent for the three months ended March 31, 2004 and 2003, respectively. The decline in the effective rate was due to reductions in statutory tax rates, increases in gains on the sale of securities and the company's share of Lifeco's earnings which are reported in net investment income and other, and other tax benefits.



INVESTORS GROUP – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

FEE INCOME

Investors Group earns revenue primarily from the management, administration and distribution of Investors *Masterseries*™, partner and managed assets investment funds. This include management fees, administration fees and distribution fees. Fee income is also earned from the distribution of insurance products, and the provision of securities services.

To maintain stable levels of fee income, Investors Group must continue to maintain high levels of mutual fund assets under management. The level of assets under management is influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. For the three months ended March 31, 2004, sales of Investors Group mutual funds sold through its consultant network were $1.6 billion, compared with $1.2 billion in the first quarter of 2003, an increase of 27.8 per cent. This compares to an overall industry increase in mutual fund sales of 53.3 per cent. Mutual fund redemptions totalled $1.2 billion for the same period, a decrease of 9.8 per cent from the $1.3 billion recorded in 2003. Investors Group's redemption rate for long-term funds decreased to 10.2 per cent at March 31, 2004 from 10.9 per cent at March 31, 2003 and remains well below the corresponding redemption rate of 14.5 per cent for all other members of the Investment Funds Institute of Canada. Net sales of Investors Group mutual funds were $386 million, compared with net redemptions of $81 million in 2003. Investment management services provided competitive levels of returns to date in 2003. Change in assets resulting from management and income was an increase of $1.4 billion, compared with a net decrease of $1.8 billion in the first quarter of 2003. During the first quarter of 2004, Investors *Masterseries*™ mutual funds maintained their year-end 2003 ratings from the independent Morningstar service. At both March 31, 2004 and December 31, 2003, 40 per cent of *Masterseries*™ funds had a four- or five-star rating and 74 per cent had a rating of three stars or better, both higher that the Morningstar universe. Overall, net change in assets was an increase of $1.8 billion in the first quarter of 2004 resulting in assets of $42.7 billion at the end of March 2004, compared with $40.9 billion at the end of 2003. In the first quarter of 2003, net change in assets was a net decrease of $1.9 billion resulting in ending assets of $35.7 billion at March 31, 2004. The increase in assets during the quarter is consistent with the overall change in industry assets.

For the three months ended March 31, 2004, management fee income increased by $29.0 million to $205.6 million. The increase reflects the growth of 15.6 per cent in average daily mutual fund assets in the first quarter compared with 2003.



Administration fees totalled $39.9 million, up 14.3 per cent from $34.9 million in 2003. During the three-month period, fees charged to the mutual funds for administrative services increased $2.3 million due to increases in related non-commission expenses. Increases in trustee fees resulted from growth in average mutual fund asset levels and other service fees increased due to both the growth in average mutual fund assets and the introduction of the fixed rate service fee on deferred sales charge and no-load products in August 2003.

Distribution fee income of $24.8 million was up 8.3 per cent from $22.9 million in 2003. Redemption fee income declined by $1.2 million primarily due to lower redemptions subject to deferred sales charges. Distribution fees related to both insurance and securities operations increased in 2004 as a result of higher business volumes.

NET INVESTMENT INCOME AND OTHER

Net investment income and other increased due principally to increases in Investors Group's share of Lifeco's earnings, gains on the sale of securities and mortgage banking revenue.

OPERATING EXPENSES

Commission expense for the three months ended March 31, 2004, increased by $7.5 million to $27.3 million, compared with $19.8 million in 2003 due to:

- commission amortization related to 2003 sales of $3.9 million, due to the change in estimate, effective April 1, 2001, which increased the term of amortization to 72 months;
- amortization of commissions related to 2004 sales; and
- increases in other compensation related to mutual fund operations, insurance, mortgage and banking products.

Asset retention bonus (ARB) expense, which is based on the level of assets under management, is made up of:

- Regular ARB – paid monthly and based on the month-end value of assets under management. Regular ARB expense increased by $7.6 million as a result of both the increase in assets under management and the increase in the ARB rate paid to consultants as part of the company's realignment of its consultant compensation in 2003.
- Asset retention premium (ARP) – a deferred component of compensation designed to promote consultant retention, announced in 2003 and effective beginning in 2004. ARP expense to March 31, 2004 was $4.0 million compared to nil in 2003.



Non-commission expenses increased by $5.9 million or 9.8 per cent, primarily due to:

- increases in expenses related to the administration of Investors Group's mutual funds due to both increased transactional volumes as well as costs related to post conversion activities related to the single shareholder system. Investors Group and Mackenzie merged their transfer agency and unitholder recordkeeping systems into one shareholder system in November 2003;
- increases in sub-advisory fees as a result of increases in these assets under management; and
- increases in Consultant network support costs as a result of increased activity levels.

MACKENZIE – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

Mackenzie's mutual fund assets under management were $35.4 billion at March 31, 2004, an increase of $1.6 billion from $33.8 billion as at December 31, 2003, and up $6.6 billion from $28.8 billion as at March 31, 2003.

During the quarter ended March 31, 2004, sales of Mackenzie's mutual funds were $2.0 billion, an increase of 34.9 per cent from $1.5 billion in 2003. Redemptions of mutual funds during these periods were $1.7 billion and $1.5 billion respectively, resulting in net sales of mutual funds of $344 million during the three-month period ended March 31, 2004 as compared to net sales of mutual funds of $0.8 million in the three-month period ended March 31, 2003. Market performance positively impacted mutual fund assets by $1.3 billion during the period, as compared to a negative market contribution of $2.1 billion in the same period last year. As at March 31, 2004, Mackenzie held the top position among fund companies for offering the most Morningstar rated five-star funds of any fund company in Canada. Overall, mutual fund assets increased by $1.6 billion during the first quarter of 2004 resulting in mutual fund assets of $35.4 billion at the end of the period, compared with a decrease of $2.1 billion and ending assets of $28.8 billion in the first quarter of 2003.

Total assets under management and administration, which include private and institutional clients accounts and labour sponsored funds were $40.2 billion at the end of the first quarter 2004, compared with $32.1 billion at the end of March 2003.

Management fees increased by 19.3 per cent, consistent with the 18.2 per cent increase in Mackenzie's average mutual fund assets under management.



Administration fees decreased due to a $1.2 million decline in operating expenses charged to funds consistent with the overall decline in Mackenzie's recoverable operating expenses.

Distribution revenue, which represents redemption fees earned on units of mutual funds sold on a deferred sales charge basis decreased $1.2 million to $10.1 million, consistent with the decline in the redemption of mutual fund units that were subject to a redemption fee.

Net investment income declined by $0.4 million due to net interest margin compression on M.R.S. Trust's lending and deposit portfolios.

OPERATING EXPENSES

Commissions expense, which represents the amortization of deferred selling commissions, was $37.7 million in the three-month period ended March 31, 2004, as compared with $37.0 million in the previous year.

Trailer fees paid to dealers increased by $7.9 million or 23.6 per cent, consistent with the overall increase in Mackenzie's average mutual fund assets under management.

Non-commission expenses increased marginally to $70.9 million in the three-month period ended March 31, 2004 from $70.1 million in the comparative period last year. A component of the non-commission expenses, related to the administration of its mutual funds, and which are recovered from the mutual funds, declined in the current quarter compared with the corresponding period last year, largely a result of continued cost synergies being realized from the transition work with Investors Group. Mackenzie incurred higher sub-advisory expenses, consistent with the growth in sub-advised assets under management, and increased its marketing and sales program related expenditures in the quarter compared to the previous year.

CORPORATE AND OTHER

Earnings before interest and taxes for Corporate and Other, the segment which represents net investment income earned on unallocated investments and other income, reflected lower levels of net investment income and other in 2004 compared to 2003.



CONSOLIDATED FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	March 31, 2004	December 31, 2003
Cash and cash equivalents	881	969
Securities	123	106
Loans	588	528
Investment in affiliate	468	461
Deferred selling commissions	810	764
Other assets	338	334
Goodwill and intangible assets	3,130	3,130
Total assets	6,338	6,292
Deposits and certificates	742	729
Other liabilities	916	938
Long-term debt	1,402	1,404
Shareholders' equity		
Preferred shares	360	360
Common shareholders' equity	2,918	2,861
Total liabilities and shareholders' equity	6,338	6,292

The company's on-balance sheet assets totalled $6.34 billion at March 31, 2004, compared with $6.29 billion at December 31, 2003.

The company's holdings of securities were $123.1 million at March 31, 2004 – an increase of $16.9 million or 15.9 per cent. Securities currently represent 1.9 per cent of total assets, as compared with 1.7 per cent at December 31, 2003. The market value of the company's portfolio exceeded cost by $129.0 million at March 31, 2004 and $125.1 million at December 31, 2003.

Loans, including mortgages and personal loans, increased by 11.4 per cent, or $60.3 million, to $588.3 million at March 31, 2004 and represent 9.3 per cent of total assets, compared with 8.4 per cent at December 31, 2003. Residential loans related to the company's mortgage banking operations, designated for sale to third parties on a fully serviced basis, increased by $40.9 million, while mortgages and personal loans related to the company's intermediary activities increased by $19.4 million.



CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The company continues to generate significant cash flows which are sufficient to meet its operating liquidity requirements. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $303.1 million for the three months ended March 31, 2004, compared with $267.2 million in the corresponding period of 2003, an increase of 13.4 per cent compared with the 16.7 per cent increase in average consolidated mutual fund assets under management.

Other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at March 31, 2004, the market value of the marketable securities in its portfolios and its unregulated subsidiaries was $224.9 million. The company's operating lines of credit totalled $235 million with various Schedule 1 Canadian chartered banks, of which $50 million represented committed lines of credit.

Liquidity can also be provided through the company's demonstrated ability to raise funds in domestic debt and equity markets.

CASH FLOWS

For the three months ended March 31 (in millions of dollars)	2004	2003
Operating activities	54.2	67.7
Financing activities	(76.6)	81.2
Investing activities	(66.4)	1.4
(Decrease) increase in cash and cash equivalents	(88.8)	150.3
Cash and cash equivalents, beginning of period	969.3	771.5
Cash and cash equivalents, end of period	880.5	921.8

Operating activities, before payment of commissions, generated $154.3 million to March 31, 2004, compared with $137.8 million in 2003. Due to increases in mutual fund sales to March 31, 2004, cash commissions paid increased to $100.1 million in 2004, compared with $70.1 million in 2003.

Financing activities to March 31, 2004 related primarily to the regular payment of preferred and common dividends, as well as the repurchase of 642,000 shares under the company's normal course issuer bid at a cost of $23.0 million. Activity in 2003 related primarily to the issue of $300 million in debentures and the repayment of $200 million in long-term debt, in addition to the regular payment of preferred and common dividends.



Investing activities during the first quarter of 2004 included the purchase of $30 million in securities and securities sales with proceeds of $25 million. This compares to proceeds of $44.0 million on the sale of securities for the same period in 2003. Increases in residential mortgages and personal loans, net of securitizations, accounted for the remainder of investing activities for the three months ended March 31, 2004 and 2003.

OUTLOOK

GROWTH OF MUTUAL FUNDS

The mutual fund market continues to play a prominent role in the financial services industry. At March 31, 2004, mutual fund industry assets in Canada totalled $464.6 billion, an increase of 5.9 per cent from $438.9 billion at December 31, 2003. The $25.7 billion increase in industry assets from December 31, 2003 reflects an estimated $14.8 billion increase from market action, which represented 3.4 per cent of year-end 2003 industry assets, and net sales of $10.9 billion.

EXPANDED PRODUCT AND SERVICE OFFERING

Offering a broader range of financial products and increasing the diversification of the company's core products have strengthened existing client relationships and have attracted new clients. This strategy continues to enhance the extent and quality of the company's client relationships, protect its client base and expand its market share.

THE REGULATORY ENVIRONMENT

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES

The Ontario Securities Commission (the "OSC"), the Mutual Fund Dealers Association of Canada and the Investment Dealers Association of Canada have each requested information from mutual fund companies regarding "late trading" and "market timing" activities in the past two years. Each of Investors Group and Mackenzie provided detailed responses, on a timely basis, to the questionnaires issued by these three regulators. There were no instances of "late trading" in the funds of either Investors Group or Mackenzie. Both companies maintain strict and effective procedures to prevent such trading. Both Investors Group and Mackenzie determined that there were no instances of market timing transactions in their funds, as that term was defined, but that there were a small number of instances of short-term trading in its international mutual funds during the relevant period. These were identified through the application of monitoring procedures, and steps were taken to terminate the trading activity.



On February 10, 2004 the OSC announced that early results indicated that the first stage of its industry review had not uncovered systemic abuses, and that it was undertaking a second stage, more focussed examination of certain mutual fund managers. Both Investors Group and Mackenzie have been included in this request for additional information, and have provided that information on a timely basis. The OSC has indicated that this request for additional information does not mean that improper trading practices have been uncovered in the funds. On April 5, 2004 the Chair of the OSC stated that the third phase of the review would involve visits to the facilities of some mutual fund companies. Both Investors Group and Mackenzie are supportive of the initiative to strengthen the Canadian mutual fund industry.



Pargesa Holding S.A.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2004 (AS RELEASED BY PARGESA)

(in millions of SF) (unaudited)	First quarter 2004	2003	Year 2003
Operating contribution of major holdings			
- Consolidated holdings:			
Imerys			
before goodwill amortization	**33.9**	28.0	134.2
goodwill amortization	**(4.0)**	(4.4)	(16.5)
net operating contribution	**29.9**	23.6	117.7
Bertelsmann			
before goodwill amortization	**(2.6)**	(32.7)	61.8
goodwill amortization	**(28.5)**	(27.8)	(112.1)
privileged dividend	**--**	--	45.6
net operating contribution	**(31.1)**	(60.5)	(4.7)
- Non-consolidated holdings (dividends):			
Total	**--**	--	71.9
Suez	**--**	--	38.4
Operating contribution of major holdings	**(1.2)**	(36.9)	223.3
Operating contribution of other holdings			
subject to equity accounting			
before goodwill amortization	**1.4**	1.6	7.2
goodwill amortization	**(0.2)**	(1.0)	(3.9)
net operating contribution	**1.2**	0.6	3.3
Operating income contributed by holding companies	**(7.0)**	(6.8)	(34.2)
Operating income	**(7.0)**	(43.1)	192.4
Non-operating contribution of companies			
subject to equity accounting	**7.6**	(12.4)	36.4
Non-operating income contributed by holding companies	**(0.3)**	(20.5)	(12.5)
Amortization of goodwill by holding companies	**(2.1)**	(2.1)	(8.6)
Net income	**(1.8)**	(78.1)	207.7

It should be noted that Pargesa's net income for the entire year cannot be extrapolated from the first quarter results, due to the fact that dividends are only received during the second quarter, and to the marked seasonality of earnings of certain shareholdings.

It should also be noted that GBL and Bertelsmann, which follow the IFRS accounting standards, stopped amortizing goodwill effective January 1, 2004. Swiss GAAPs, which are applied to Pargesa, still require goodwill amortization. In accounting for its share of earnings in Pargesa, Power Financial adjusts results as reported by Pargesa to comply with Canadian GAAP, including the reversal of goodwill amortization (see page 7).



To help read the financial statements and in particular to reconcile the results published by Bertelsmann with its operating contribution recorded in Pargesa's accounts, the results published in 2004 by Pargesa feature a detail of the operating contribution of consolidated holdings before and after amortization of goodwill. Regarding Bertelsmann, Pargesa's share of goodwill recorded in its accounts in 2004 has been determined by Pargesa based on the amount of goodwill recorded in Bertelsmann's consolidated accounts at December 31, 2003, and on the amortization recorded in 2003, corrected to reflect changes of scope if and when necessary.

CONSOLIDATED HOLDINGS:
- In the first quarter of 2004, Imerys achieved good results which led to a 14.4 per cent increase in net operating income to €53.9 million. Pargesa's share of Imerys' contribution, after amortization of goodwill and expressed in Swiss francs, increased 26.7 per cent to SF29.9 million.
- Bertelsmann, achieved significantly improved operating results. Net income (group share) for the first quarter amounted to €31 million. This figure included an EBIT of €111 million, interest expenses of €62 million, taxes of €25 million, non-controlling interests of €8 million, as well as special items for €15 million, which includes capital gains of €44 million. Pargesa's share in Bertelsmann's contribution, after accounting for pro-forma goodwill amortization and expressed in Swiss francs represents SF(31.1) million. It should be noted that during the second quarter of 2004, Bertelsmann will distribute a dividend of €120 million to GBL, i.e. approximately SF93 million for Pargesa's share. From this amount, SF50 million will constitute a privileged dividend, not eliminated in consolidation, which will be added to Bertelsmann's 2004 contribution to Pargesa's operating results.

NON-CONSOLIDATED HOLDINGS
The holdings in Total and Suez, which are carried at cost, do not provide contributions during the first quarter since their dividends, which are paid once a year, will be received during the second quarter. Total is expected to increase its dividend per share, while Suez will pay the same dividend per share as last year.

NON-OPERATING INCOME
In the first quarter, the non-operating income of the companies subject to equity accounting recorded mainly Pargesa's share in Bertelsmann's capital gains.

DIVIDEND
The Annual General Meeting of Pargesa, which was held on May 5, 2004, approved the payment of a dividend of SF92 per bearer share, compared with SF86 in the previous year.



POWER CORPORATION OF CANADA

Consolidated Interim Financial Statements

As at and for the three-month period ended March 31, 2004 and 2003 [1]

[1] The Consolidated Interim Financial Statements as at and for the three-month period ended March 31, 2004 have been reviewed by the Corporation's auditors. However, the Consolidated Interim Financial Statements as at and for the three-month period ended March 31, 2003 have not been reviewed by the Corporation's auditors.



POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31 2004	December 31 2003
	(unaudited)	
ASSETS		
Cash and cash equivalents	3,916	4,159
Investments		
Shares	3,942	3,915
Bonds	55,695	54,208
Mortgages and other loans	15,738	15,616
Loans to policyholders	6,709	6,566
Real estate	1,609	1,597
	83,693	81,902
Funds withheld by ceding insurers	3,914	4,142
Investment in affiliates, at equity	1,566	1,574
Goodwill and intangible assets (Note 2)	10,464	10,339
Future income taxes	1,076	1,216
Other assets	4,953	4,391
	109,582	107,723
LIABILITIES		
Policy liabilities		
Actuarial liabilities	68,265	66,999
Other	4,244	4,499
Deposits and certificates	742	729
Funds held under reinsurance contracts	4,489	4,655
Long-term debt (Note 3)	4,291	4,289
Future income taxes	1,038	1,103
Other liabilities	9,489	8,936
	92,558	91,210
Non-controlling interests	10,795	10,471
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	548	549
Participating shares	384	373
Contributed surplus (Note 1)	5	-
Retained earnings	5,233	5,093
Foreign currency translation adjustments	59	27
	6,229	6,042
	109,582	107,723



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended March 31	
	2004	2003
REVENUES		
Premium income (Note 9)	3,411	2,949
Net investment income	1,398	999
Fees and media income	1,080	925
	5,889	4,873
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 9)	3,769	3,322
Commissions	425	282
Operating expenses	884	686
Interest expense	64	42
	5,142	4,332
	747	541
Share of earnings of affiliates	6	(4)
Other income (charges), net (Note 6)	(13)	(10)
Earnings before income taxes and non-controlling interests	740	527
Income taxes	198	149
Non-controlling interests	335	211
Net earnings	207	167
Earnings per participating share (Note 7)		
Basic	0.90	0.72
Diluted	0.89	0.71



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

	For the three months ended March 31	
(in millions of dollars)	2004	2003
Retained earnings, beginning of year		
As previously reported	5,093	4,126
Change in accounting policy (Note 1)	(3)	-
As restated	5,090	4,126
Add		
Net earnings	207	167
	5,297	4,293
Deduct		
Dividends		
Non-participating shares	7	7
Participating shares	54	46
Premium on Subordinated voting shares purchased for cancellation	3	-
Other	-	7
	64	60
Retained earnings, end of period	5,233	4,233



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(in millions of dollars)	For the three months ended March 31 2004	2003
Operating activities		
Net earnings	207	167
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	677	114
Decrease (increase) in funds withheld by ceding insurers	228	(5)
Amortization and depreciation	24	24
Future income taxes	(11)	26
Non-controlling interests	335	211
Other	(471)	327
	989	864
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(138)	(98)
Non-participating shares	(7)	(6)
Participating shares	(54)	(46)
	(199)	(150)
Issue of subordinate voting shares	11	1
Repurchase of participating shares for cancellation	(3)	-
Repurchase of non-participating shares for cancellation	(1)	(1)
Issue of common shares by subsidiaries	57	10
Issue of preferred shares by subsidiaries	-	350
Repurchase of common shares by subsidiaries	(56)	(25)
Issue of long-term debt	-	1,150
Repayment of long-term debt	-	(200)
Other	5	18
	(186)	1,153
Investment activities		
Bond sales and maturities	10,215	6,831
Mortgage loan repayments	455	333
Sale of shares	465	272
Proceeds from securitization	10	-
Change in loans to policyholders	(11)	(18)
Change in repurchase agreements	227	(262)
Reinsurance transactions	(428)	-
Investment in subsidiaries	-	(5)
Investment in bonds	(10,913)	(8,165)
Investment in mortgage loans	(536)	(156)
Investment in shares	(540)	(111)
Other	10	42
	(1,046)	(1,239)
Increase (decrease) in cash and cash equivalents	(243)	778
Cash and cash equivalents, beginning of period	4,159	3,001
Cash and cash equivalents, end of period	3,916	3,779



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

March 31, 2004

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2004 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2003.

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a $3 million reduction in retained earnings and $3 million increase in contributed surplus. See also Note 4.

Hedging Relationships

Accounting Guideline 13 - Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that the adoption of the new recommendation did not have a material effect on the Corporation's consolidated financial statements.

Comparative figures

Certain of the 2003 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the three months ended March 31, 2004 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	8,012	2,327	10,339
Change in allocation of purchase price of Canada Life Financial Corporation (CLFC)	101		101
Amortization of finite life intangible assets		(3)	(3)
Other	23	4	27
Balance, end of period	8,136	2,328	10,464

The goodwill arising from the CLFC acquisition may be adjusted in 2004 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.

At March 31, 2004, intangible assets are composed of finite life intangibles ($345 million) subject to amortization and indefinite life intangibles ($1,983 million).

The indefinite life intangible assets represent the fair value of mutual fund management and customer related contracts ($951 million), trade names ($268 million), brands and trademarks ($410 million) and the shareholders' portion of acquired future participating profits ($354 million).

Note 3. Long-term Debt

(in millions of dollars)	March 31 2004	December 31 2003
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	250
Investors Group		
Floating Bankers' Acceptance, due May 30, 2006	175	175
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	150
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five year term facility at rates of: Canadian 90-day Bankers' Acceptance ($471); 90-day LIBOR rate ($126, $125 in 2003)	597	596
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	277	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	210
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US $175)	229	226
Other notes payable with interest of 8.0%	11	12
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750%	91	91
	4,291	4,289



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

(in millions of dollars)	March 31 2004	December 31 2003
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 959,878 *(2003 - 979,878)* shares	48	49
Series A First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued - 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
	548	549
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 24,427,386 shares	27	27
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 197,583,500 *(2003 - 196,929,950)* shares	357	346
	384	373

Stock-Based Compensation

No options were granted by the Corporation in the three months ended March 31, 2004 and 2003. In accordance with the fair value based method of accounting, compensation expense has been recorded for the options granted under the Corporation's and the subsidiaries' stock option plans since January 1, 2002 based on the fair value of the options at the grant date, amortized over the vesting period. Compensation expense of $2 million has been recognized for the three months ended March 31, 2004.

For the three months ended March 31, 2003 the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted by the Corporation and its subsidiaries. Had the fair value based accounting method been applied for the options granted since January 1, 2002, the Corporation's net earnings for the three months ended March 31, 2003 would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Options were outstanding at March 31, 2004 to purchase, until October 21, 2011, 7,914,452 subordinate voting shares at various prices from $9.15625 to $35.325 per share. For the three months ended March 31, 2004, 721,550 shares (94,500 in 2003) were issued under the Corporation's plan for an aggregate consideration of $11 million ($1 million in 2003).



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure *(in millions of dollars)*

For the three months ended March 31, 2004	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	3,411				3,411
Net investment income	1,324	42		32	1,398
Fees and media income	532	478		70	1,080
	5,267	520	-	102	5,889
EXPENSES					
Insurance claims	3,769				3,769
Commissions	291	144		(10)	425
Operating expenses	639	136		109	884
Interest expense	-	19		45	64
	4,699	299	-	144	5,142
	568	221	-	(42)	747
Share of earnings of affiliates			6	-	6
Other income - net	(9)	-	2	(6)	(13)
Earnings before the following	559	221	8	(48)	740
Income taxes	137	68		(7)	198
Non-controlling interests	249	96	3	(13)	335
Contribution to consolidated net earnings	173	57	5	(28)	207

Information on profit measure *(in millions of dollars)*

For the three months ended March 31, 2003	LIFECO	INVESTORS	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,949				2,949
Net investment income	948	37		14	999
Fees and media income	433	418		74	925
	4,330	455	-	88	4,873
EXPENSES					
Insurance claims	3,322				3,322
Commissions	170	116		(4)	282
Operating expenses	460	130		96	686
Interest expense	-	21		21	42
	3,952	267	-	113	4,332
	378	188	-	(25)	541
Share of earnings of affiliates			(4)		(4)
Other income - net	-	-	(10)	-	(10)
Earnings before the following	378	188	(14)	(25)	527
Income taxes	106	63		(20)	149
Non-controlling interests	140	78	(5)	(2)	211
Contribution to consolidated net earnings	132	47	(9)	(3)	167



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended March 31 2004	2003
Share of Pargesa's non-operating earnings	2	(10)
Restructuring costs (Note 8)	(9)	-
Other	(6)	-
	(13)	(10)

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

For the three months ended March 31 (in millions of dollars)	2004	2003
Net earnings	207	167
Dividends on non-participating shares	(7)	(7)
Net earnings available to participating shareholders	200	160
Weighted number of participating shares outstanding (millions)		
Basic	221.5	222.2
Exercise of stock options	7.9	9.1
Shares assumed to be repurchased with proceeds from exercise of stock options	(3.6)	(5.5)
Weighted number of participating shares outstanding (millions)		
Diluted	225.8	225.8



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 8. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and exit selected operations of CLFC. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $497 million are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 million that was recognized as part of the purchase equation of CLFC. Costs of approximately $85 million will be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs.

(in millions of dollars)	Expected Total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance March 31, 2004
Eliminating duplicate systems	118	13	17	30	88
Exiting and consolidating operations	71	28	12	40	31
Compensation costs	264	84	18	102	162
Exiting and consolidating facilities	44	-	2	2	42
	497	125	49	174	323
Accrued on acquisition	412	94	40	134	278
Expense as incurred	85	31	9	40	45
	497	125	49	174	323

Note 9. Reinsurance transactions

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity basis. The ceded premiums of $423 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities. For the consolidated balance sheet, at March 31, 2004, this transaction resulted in a reduction of cash and other assets of $454 million, a reduction of policyholder liabilities of $419 million, and a reduction of other liabilities of $35 million.

Note 10. Commitments

London Reinsurance Group Inc. (LRG), an indirect subsidiary of Lifeco has a syndicated letter of credit facility providing U.S. $1,100 million in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 million in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818 million. LRG has issued U.S. $850 million in letters of credit as at March 31, 2004.

Note 11. Acquisition of IPC Financial Network Inc.

On February 25, 2004, Investors Group Inc. announced that it had entered into agreements with IPC Financial Network Inc. (IPC) and certain IPC shareholders to acquire, by way of a plan of arrangement, all of the common shares of IPC at a price of $1.95 per share. Under the terms of the agreements, IPC shareholders will be entitled to receive, at their option, either (i) $1.95 in cash, or (ii) $0.975 in cash and 0.02973 of common shares of Investors Group Inc. for each IPC common share. On May 10, 2004, IGM Financial Inc. (formerly Investors Group Inc.) announced that it has closed the transaction to acquire a majority interest in IPC.



POWER CORPORATION OF CANADA



Participant Preferred

Form of Proxy - Annual Meeting to be held on May 12, 2004

Notes to Proxy

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

5. The securities represented by this proxy will be voted as directed by the shareholder. In the absence of such direction, shares represented by this proxy will be voted FOR the matters listed in items 1, 2 and 3 and AGAINST all of the matters listed in item 4.

THANK YOU

Foi

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

I/We being shareholder(s) of Power Corporation of Canada hereby appoint: Mr. Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer, or failing him Mr. André Desmarais, President and Co-Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.



as my/our proxyholder with full power of substitution and with all the powers which the undersigned could exercise if personally present and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to all other matters that may properly come before the Annual Meeting of Power Corporation of Canada to be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on May 12, 2004 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors

For   Withhold

Election of all nominees



2. Appointment of Auditors

For   Withhold

Appointment of Deloitte & Touche LLP as Auditors



3. Amendment of By-Law

For   Against

Confirmation of amendments to By-Law No.1 of Power Corporation of Canada set out as Schedule "A" to the accompanying Management Proxy Circular

4. Shareholder Proposals

For   Against

A. Shareholder Proposal No. 1 set out in Schedule "B" to the accompanying Management Proxy Circular

B. Shareholder Proposal No. 2 set out in Schedule "B" to the accompanying Management Proxy Circular

C. Shareholder Proposal No. 3 set out in Schedule "B" to the accompanying Management Proxy Circular



Authorized Signature(s) - Sign Here - This section **must** be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date - Day   Month   Year

POWQ

0041ZA

**POWER CORPORATION OF CANADA**

Subordinate Voting Shares

Form of Proxy - Annual Meeting to be held on May 12, 2004

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

5. **The securities represented by this proxy will be voted as directed by the shareholder. In the absence of such direction, shares represented by this proxy will be voted FOR the matters listed in items 1, 2 and 3 and AGAINST all of the matters listed in item 4.**

THANK YOU

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This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

I/We being shareholder(s) of Power Corporation of Canada hereby appoint: Mr. Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer, or failing him Mr. André Desmarais, President and Co-Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and with all the powers which the undersigned could exercise if personally present and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to all other matters that may properly come before the Annual Meeting of Power Corporation of Canada to be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on May 12, 2004 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors

For   Withhold

Election of all nominees

2. Appointment of Auditors

For   Withhold

Appointment of Deloitte & Touche LLP as Auditors

3. Amendment of By-Law

For   Against

Confirmation of amendments to By-Law No.1 of Power Corporation of Canada set out as Schedule "A" to the accompanying Management Proxy Circular

4. Shareholder Proposals

For   Against

A. Shareholder Proposal No. 1 set out in Schedule "B" to the accompanying Management Proxy Circular

B. Shareholder Proposal No. 2 set out in Schedule "B" to the accompanying Management Proxy Circular

C. Shareholder Proposal No. 3 set out in Schedule "B" to the accompanying Management Proxy Circular




Authorized Signature(s) - Sign Here - This section __must__ be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date - Day   Month   Year

POWQ

0041VA